AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bl[redacted]
1-2-2, Yurakuch
100-0006 Japan
TEL: 03-4503-61
✉: ir@aiful.co.jp

December 9, 2005

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 8, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2005 to September 30, 2005 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada

Title: Chief of Investor Relations, Investor Relations Office

Attachments

List of material information made public in Japan from July 1, 2005 to September 30, 2005

	Descriptions	Information (*) Provided to
Exhibit 1.	Summary of First Quarter Consolidated and Non-Consolidated Business Results (FY2005) dated July 25, 2005 (English translation)	(i) TSE/OSE
Exhibit 2.	Data Book (First Quarter Report for the fiscal year ending March. 2006) dated July 25, 2005 (English translation contained)	Public
Exhibit 3.	Annual Report AIFUL Corporation 2005 dated August 4, 2005 (English version)	Shareholders
Exhibit 4.	Supplement to the Shelf Registration Statement filed on February 7, 2005, dated July 6, 2005 (brief description in English)	DKILFB TSE/OSE
Exhibit 5.	The Report on Treasury Stock Purchase, dated July 13, 2005 (brief description in English)	DKALFB TSE/OSE
Exhibit 6.	Press Release dated July 6, 2005 with a title "AIFUL Announce 48th, 49th Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 7.	Press Release dated August 4, 2005 with a title "AIFUL Announces US Dollar Denominated Unsecured Notes Issues" (English translation)	Public
Exhibit 8.	Press Release dated September 12, 2005 with a title "AIFUL Announces Personnel Changes and Organizational Change"(English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.

"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

FASF MEMBERSHIP

July 25, 2005

Summary of First Quarter Consolidated Business Results

For the fiscal year ending March 2006

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 3274-3560

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Computations of business tax and some reserves are based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): Yes
   Details:
   Starting in the first quarter of fiscal 2005, the Company adopted the *Opinion Concerning Establishment of the Accounting Standard for the Impairment of Fixed Assets*, issued by the Business Accounting Council on August 9, 2002, and *Guidance for the Accounting Standard for Impairment of Fixed Assets* (Implementation Guidance for Accounting Standard No. 6), issued by the Accounting Standards Board of Japan on October 31, 2003. The effect of this change was equivalent to a decrease in net income before tax of 743 million yen.

3. Changes in the scope of consolidation and change accounted for by the equity method (yes/no): No

II. Summary of Business Results for the First Quarter, FY2005 (April 1 – June 30, 2005)

1. Consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the quarter	
1st quarter, FY2005	134,675	11.3%	35,385	20.6%	36,018	21.9%	20,205	25.6%
1st quarter, FY2004	121,047	3.4%	29,339	12.7%	29,553	13.1%	16,088	12.8%
Reference: FY2004	518,416	9.5%	134,716	19.7%	135,294	20.3%	75,723	21.1%

	Net Income per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
1st quarter, FY2005	142.69	142.66
1st quarter, FY2004	170.29	170.25
Reference: FY2004	800.36	800.30

Notes:
1. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change
2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

2. Qualitative Data Concerning Consolidated Business Performance

A. Summary of Results

Although the Japanese economy was characterized by a general tone of moderate recovery, including improvements in personal consumption and the employment environment, during the first quarter of fiscal 2005, the recovery in exports and production was slow, and it appeared that it would take a little more time to break out of the plateau of low growth. In this environment, bad debt expenses in the consumer finance industry are on the decline, with the number of applications for personal bankruptcy as published by the Supreme Court registering year-on-year declines for 17 months in a row. Nevertheless, there is increasingly stiff competition for share in the overall consumer credit market across industry boundaries as major consumer finance companies and mega-banks become involved in operational tie-ups, IT companies enter the finance industry, and credit card companies strengthen their cash advance operations.

Based on this business environment, the AIFUL Group is aiming to step beyond the limits of the niche consumer finance industry and become a comprehensive retail finance company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels to cater to a wider range of customer needs, while diversifying risks to ensure stable growth

Moreover, each company that belongs to the Group has been establishing a brand value based on the unified concept of "A Company for Security and Creation." At the same time, while working together to generate synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

B. Operations

(1) AIFUL Corporation

During the first quarter of fiscal 2005, AIFUL's loan business witnessed the company pursuing product diversification strategies chiefly in unsecured loans as well as home equity loans and small business loans, in order to more comprehensively cater to customer needs.

A summary by product is as below.

i) Unsecured Loans

There were 135,000 new applications for unsecured loans during the first quarter of fiscal 2005, a decrease of 5.7% compared to the same quarter last year, and new account acquisitions were 83,000, down 7.2% year-on-year. Among these, the proportion of new account acquisitions via the Internet, including cellular phone and PC, rose steadily to 14.0%, up 10.6% year-on-year, as a result of aggressive use of banner advertisements on websites.

As a result, unsecured loans outstanding stood at 1,101,762 million yen, up 1.8% year-on-year at the end of the first quarter of fiscal 2005.

ii) Home Equity Loans and Small Business Loans

AIFUL's diversification strategy involves home equity loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential.

As a result of proactive marketing to cater to a whole range of customer needs, the balance of loans outstanding for these products in the first quarter of fiscal 2005 was 376,965 million yen, up 1.9% year-on-year.

A summary of business other than loan operations is as follows.

iii) Credit Guarantees

The guarantee business is a fee business in which AIFUL provides guarantees for loan products handled by financial institutions, and the Company has been developing the business as a new source of earnings. In addition to unsecured personal loans, the Company has also been active in guarantee operations for unsecured small business loans using the expertise it has built up, through product diversification strategies, in the provision and screening of small business loans. The entire financial industry is now taking note of this credit guarantee market, especially loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the first quarter of fiscal 2005, AIFUL's guarantee partners numbered 41 unsecured personal loan companies and 36 small business loan companies, and the balance of guarantees stood at 47,588 million yen, marking steady growth of 54.1% compared with the first quarter last year.

iv) Credit Cards

With regard to AIFUL's own AIFUL MasterCard credit card operation, card operations were transferred in April 2005 from the credit card division of the Company and merged with LIFE with the aim of conducting a more efficient credit card strategy in the Group.

v) Expansion of Channels

To expand customer acquisition channels, AIFUL began the full-scale roll out of the "Suguwaza" a simple auto loan contract machines; 44 machines have been installed, as of the end of the first quarter of fiscal 2005. Moreover, in the rebuilding of its branch network, the Company opened 40 branches and closed six branches, bringing the total number of branches to 1,606, with 545 staffed and 1,061 non-staffed facilities, at the end of the first quarter of fiscal 2005.

AIFUL is stepping up the installation of Suguwaza loan application machines as a new customer acquisition channel and has revised the number of machines to be installed by the end of the current consolidated fiscal year from the 50 in initial projections to 250.

In its expansion of cash deposit and withdrawal services, the Company actively entered partnerships with banks and convenience stores to improve convenience for customers. As a result, customers had access to 77,894 CDs/ATMs, including AIFUL's own ATMs and those of 91 banks and 14 companies.

For AIFUL, bad debt expenses were 23,574 million yen at the end of the first quarter of fiscal 2005, down 10.3% year-on-year, as a result of factors such as the contraction in the number of personal bankruptcies and an improvement in the unemployment rate.

As a result, AIFUL's loans outstanding at the end of the first quarter of fiscal 2005 stood at 1,478,728 million yen, an increase of 1.8% year-on-year.

Apart from this, AIFUL has been working to open up its own nationwide ATMs to other companies in an efficient use of management resources, and it had 14 ATM partner companies at the end of the first quarter of fiscal 2005.

(2) LIFE Co., Ltd.

In the first quarter of fiscal 2005, LIFE further increased its focus on the credit card business at the same time as improving efficiency in its other businesses, thus seeking to strengthen its high earning structure.

In its credit card business, LIFE has promoted its existing co-branded cards as well as actively expanding into industries other than retail, which has been its main target for co-branded cards in the past. In the first quarter of fiscal 2005, it has been seeking a steady expansion in the number of cardholders based on a wide-ranging co-branded card strategy that includes the launch of TRX Card, a new social contribution card issued in conjunction with a recycling group.

From the customer service perspective, LIFE has sought to broaden its services, including the addition of four times the number of birthday bonus points to basic points in the month of customers' birthdays, in order to make the points program more attractive.

Apart from this, LIFE achieved a big impact as its second round of mixed media commercials were placed on its website, in magazines and so on in April with the aim of establishing its brand image as a credit card company. These results included a three-fold increase in the number of hits on the company's website compared to before the commercials.

Furthermore, LIFE has also been actively involved in social contribution initiatives through the promotion of sport, sponsoring the LifeCard Ladies Golf Tournament 2005, which is recognized by The Ladies Professional Golfers' Association of Japan.

As channels for delivering its cash advance services, the company has 130,000 CD/ATMs at 486 partner financial institutions and credit card companies, as of the end of the first quarter of fiscal 2005.

As a result, the total number of credit card holders at the end of the first quarter of fiscal 2005 rose 250,000 to 12,170,000.

In addition, on July 11, 2005 LIFE began handling the "Higashi Nippon Bank Cash Card – Next to You," a Bank Alliance Card that incorporates a credit card with a cash card issued in conjunction with a financial institution, based on its alliance with Higashi Nippon Bank. In the future, LIFE will promote this business aggressively with the aim of expanding its involvement with other banks.

In its per-item credit business, LIFE is working to increase business volume and accumulate prime assets by strengthening and enhancing the efficiency of its sales organization.

In its consumer finance business, LIFE opened three new unstaffed branches, bringing the number of LIFE Cash Plazas to 114 staffed branches and 91 unstaffed branches. LIFE is continuing to expand its balance of loans by aggressively acquiring new customers and stepping up per-item credit to existing members.

In its guarantee business, LIFE had guarantee partnerships with 123 banks, and it will continue its efforts to expand bank loan guarantee products in the future.

As a result of the foregoing, operating loans outstanding in the first quarter of fiscal 2005 totaled 751,553 million yen, up 6.5% year-on-year (including 177,418 million yen in operating loans taken off the balance sheet by securitization.) This total consisted of credit card shopping up 13.8% year-on-year to 93,368 million yen, per-item credit up 8.6% to 199,015 million yen, credit card cash advances up 8.2% to 374,275 million yen, credit guarantee installment receivables down 7.3% to 96,541 million yen, and other businesses down 4.9% to 8,788 million yen.

Meanwhile, the volume of business was up 24.3% year-on-year to 106,120 million yen for credit card shopping, down 9.1% to 33,950 million yen for per-item credit, up 7.4% to 7,719 million yen for credit guarantees, and up 9.3% to 86,573 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Loans

Business results at Businext, a joint venture between AIFUL and Sumitomo Trust & Banking Co., Ltd., have been steady with the introduction of the corporate scoring system in April 2004, proactive marketing activities and the improvement in economic sentiment.

Moreover, following the Nagoya Branch and the Sendai Branch last year, Businext's Fukuoka Branch opened in April 2005, aiming to consolidate a new marketing organization that can cater adequately to the financing needs of sole proprietors and small and medium-sized businesses in the Kyushu area. Apart from this, Businext opened new branches based primarily on face-to-face sales visits in Niigata City and Utsunomiya City in May 2005, in an active expansion to meet even more financing needs.

As a result, at the end of the first quarter of fiscal 2005, loans outstanding at Businext stood at 52,521 million yen, up 64.1% year-on-year.

City's Corporation has concentrated on acquiring good quality customers by turning its marketing expertise into manuals and making the most of these manuals to empower its human resources. Due to the improvement in business sentiment at small and medium-sized enterprises, the widening base of economic recovery, and the effect of the new branches opened since last fiscal year (the total number of branches at the end of the first quarter of fiscal 2005 stood at 57), loans outstanding at City's stood at 51,613 million yen at the end of the first quarter of fiscal 2005, up 58.5% year-on-year.

ii) Consumer Finance

Tryto Corporation is seeking to expand its business in an efficient manner while reducing bad debt expenses. As a result, loans outstanding stood at 59,993 million yen, up 7.8% year-on-year

The company began to offer home equity loans in October 2004, and it will be expanding the acquisition channels for home equity loans within the Group in the future in efforts to meet a wide range of customer needs.

In addition, the company opened the Hakata Eki-Mae Branch in the Kyushu area in June 2005, and is aiming for further growth in its business area.

Wide Corporation is seeking to actively expand its business in eastern Japan and has also recommenced TV commercials. As a result, loans outstanding totaled 97,909 million yen (including 7,000 million yen in off-balance sheet receivables resulting from securitization) at the end of the first quarter of fiscal 2005.

In addition, loans outstanding at TCM Co., Ltd., which became a consolidated subsidiary in fiscal 2004, was 9,138 million yen. TCM will continue to pursue even greater business efficiency and synergistic effects as a member of the AIFUL Group in the future.

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims.

iv) Venture Capital

New Frontier Partners Co., Ltd., a venture capital business, has been active mainly in investing in new ventures as well as secondary and content investment, and its loans outstanding stood at 4,171 million yen at the end of the first quarter of fiscal 2005.

As a result, AIFUL and it subsidiaries had 2,124,180 million yen in loans outstanding, up 10.7% year-on-year, 292,463 million yen in installment receivables, up 10.1%, 144,131 million yen in credit guarantee installment receivables, up 6.8%, and 10,271 million yen in other business, up 2.6%, at the end of the first quarter of fiscal 2005. The amounts above include 184,418 million yen in off-balance sheet loans due to securitization (including 107,242 million yen in loans outstanding and 77,176 million yen in installment receivables.)

Operating revenue of the AIFUL Group for the first quarter of fiscal 2005 increased by 11.3%, to 134,675 million yen. AIFUL's operating revenue grew 1.4% year-on-year to 85,741 million yen, comprising 63.7% of the Group's revenue. LIFE recorded operating revenue of 32,385 million yen, an increase of 9.6% year-on-year, comprising 24.0% of the Group's revenues.

Of consolidated operating revenue, 120,680 million yen, or 89.6%, was accounted for by operating interest on loans, 6,914 million yen or 5.1% by revenue from credit card shopping and per-item credit, 2,027 million yen or 1.5% by credit guarantee revenue and 5,053 million yen or 3.8% by other revenue.

AIFUL's operating interest on loans accounts for 69.0% of the Group's consolidated operating interest on loans. This figure can be broken down into 80.7% in unsecured loans, 16.7% in home equity loans, and 2.6% in small business loans.

Operating expenses for the AIFUL Group totaled 99,289 million yen, up 8.3% year-on-year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 58.8%, or 58,431 million yen, of this total, while LIFE's operating expenses accounted for27.4%, or 27,254 million yen.

Total Group operating expenses can be broken down into 39,758 million yen (or 40.0%) for bad debt expenses, 9,485 million yen (or 9.6%) in financial expenses, 7,454 million yen (or 7.5%) in advertising expenses, 14,436 million yen (or 14.5%) in personnel expenses, and 6,438 million yen (or 6.5%) in commissions paid.

The 433 million yen in write-down of consolidation adjustment account accrued with the purchase of consolidated companies was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the first quarter of fiscal 2005 rose 20.6% to 35,385 million yen, ordinary income was up 21.9% to 36,018 million yen, and net income increased 25.6% to 20,205 million yen.

AIFUL's non-consolidated operating income rose 7.8% to 27,310 million yen, ordinary income climbed 10.5% to 29,194 million yen, and net income rose 17.7% to 17,145 million yen.

3. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

A. Basic Stance with Regard to Corporate Governance

The AIFUL Group considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Its corporate governance, business execution, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.


General Meeting of Shareholders
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Board of Auditors
4 auditors
(Includes 3 external auditors)
Audit
Audit
Auditor
Reports
Meetings
Compliance Committee
(Committee Chairman: Representative Director,
Committee Members: Include external lawyers
Branding project
Management/ supervision
Compliance Hotline
(Internal reporting system)
Inspection
Guidance/ supervision
Feedback
AIFUL divisions
Management Planning Division
(Risk Management Committee)
(Information Management Bureau)
Group Company Control Section
(Management of group companies)
Compliance Office
Audit Div.
(Including auditing of Group companies)
Training Dept.
Legal Dept.
Customer Service Center
Investor Relations Office
PR Dept.
Finance Div.
Loan Business Div.
Loan Business Dept.
Branch groups
Branches
Information collection
Internal auditing
Support
Education
Guidance/ education
Investors
Opinions of investors
Timely disclosure/ provision of information
Fund procurement
Synchronization of information
Inquiries
Response
Participation/advice
External lawyers
Questions, inquiries and complaints
Customers
Audit
Group companies
Directors of each company
Audit
Auditors of each company

B. AIFUL's Business Execution, Management Supervisory and Internal Controls, and Risk Management Systems

In a measure aimed at speedy management decision-making, the AIFUL and LIFE Boards of Directors meet weekly (Boards of Directors meet monthly at other group companies) to fully discuss and examine management issues and business opportunities facing the companies, as well as strategies to address them. Speedy management decisions follow these discussions.

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department, an Internal Audit Department, and Legal Department, in charge of preventative legal affairs, in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members and serves as a consultative body for the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

In addition, AIFUL has established a new Compliance Office, an organization dedicated to conducting ongoing examination and assessment of these issues on a company-wide basis to ensure that the compliance system continues to improve and that appropriate corporate ethics take root group-wide.

With these efforts, AIFUL is appropriately synchronizing information with other group companies and working to enhance the group's overall compliance system.

C. Current Status of Corporate Governance Strategies

(1) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring and Status of Efforts to Enhance Corporate Governance during the Past Year

i) Details of Company Organizations and Establishment of Internal Control System

a. Details of Company Organizations

In order to respond to the establishment of new legislation and legal amendments that profoundly affect AIFUL's operations, such as the Personal Information Protection Act, as well as to ensure further enhancement of its compliance system and the establishment of appropriate corporate ethics, the Company has established a new Compliance Office in April 2005, as a specialist division to conduct ongoing examination and assessment of these issues on a company-wide basis.

b. Training and Establishment of Hotlines

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of hotlines in the Personnel and Inspection Departments for discussion of breaches of the code. AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the sales and marketing staff in cooperation with the Compliance Committee. In addition to the establishment of a new Compliance Hotline in June 2003, the Company standardized its internal reporting system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

c. Ensuring Accuracy in Disclosure of Financial Information and Internal Control

The AIFUL Group's system for ensuring the accuracy of financial information consists of the prescribed checking procedures in the Accounting Department and audits based on the Commercial Code and the Securities and Exchange Law. Apart from this, AIFUL has long maintained an organizational structure based on the separation of the division in charge of financial accounting (Accounting Department) and the division in charge of management accounting (Management Planning Department), which provides a system of checks and balances.

Moreover, the Company's efforts to ensure accuracy include additional checks made in advance of the disclosure of financial reports by related departments, including the Investor Relations Office, the Public Relations Department, the Legal Department, and the Management Planning Department.

d. Enhancing Disclosure and Internal Control

AIFUL believes that appropriate disclosure of business information will make external monitoring of management more effective. Based on the principle of aiming for transparent management and effective corporate governance, AIFUL strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts. AIFUL also provides regular feedback to the president, Board of Directors' meetings and departmental managers on the opinions and desires of investors in its efforts to enhance the corporate governance system.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk factors within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department. Moreover, in response to the Personal Information Protection Law, which came into force on April 1, 2005, the Company launched a project in April 2004 to prevent the leaking of information, carrying out a review of the proper handling of personal information and company-wide security management measures to prevent the leakage of personal information before it happens in terms of the human, organizational and technical aspects and establishing a system to prevent the disclosure of personal information.

Moreover, AIFUL has prepared an action plan for when problems relating to personal information or corporate information arise at the Company or at Group companies, and has set up a new Information Management Contingency Plan, for which the Information Management and Administration Office within the Management Planning Department is responsible, with the aim of addressing emergencies properly and promptly, thus establishing a strong system for responding to emergencies.

iii) Internal Auditing and Auditing System and Status of Auditing

a. Internal Auditing and Auditing System

AIFUL established the Inspection Department with the aim of monitoring the appropriateness and legality of business processes, including at Group companies. It works on a day-to-day basis to detect and curb deviations by conducting regular inspections, primarily at the business offices of AIFUL and its Group companies.

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only supervise management through attendance at the weekly Board of Directors meetings at AIFUL and LIFE, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to firmly implement the auditing system. Moreover, the auditors of the Company and each group company work in conjunction with the Group

b. Auditing

AIFUL employs Deloitte Touche Tohmatsu and Shimbashi & Co. as auditors based on the Commercial Code and for audits based on the Securities and Exchange Law. There are no beneficial relationships between these audit corporations and the employees engaged in conducting audits at AIFUL and AIFUL.

AIFUL concludes an audit agreement regarding auditing under the Commercial Code and auditing under the Securities and Exchange Law with these audit corporations, and it pays the fees based on the contract.

(2) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors and External Auditors

There is no business or other beneficial relationship between the Company and its external auditors.

4. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2005	2,617,471	634,278	24.2	4,479.15
1st quarter, FY2004	2,451,691	561,821	22.9	5,933.27
Reference: FY2004	2,574,286	617,352	24.0	6,538.03

Note: AIFUL implemented a 1:1.5 stock split on May 23, 2005.

Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
1st quarter, FY2005	(25,963)	3,371	25,564	111,928
1st quarter, FY2004	(31,006)	(7,708)	117,011	176,624
Reference: FY2004	(63,408)	(11,211)	80,318	108,965

5. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Loans totaled 2,016,938 million yen, an increase of 11.6% year-on-year. This was primarily due to steady increases in Group loans. Wide Corporation's loans amounted to 90,909 million yen, Businext's loans totaled 52,521 million yen, and City's loans were 51,613 million yen.

Installment receivables rose 21.3% year-on-year to 215,287 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.

Credit guarantee installment receivables rose 6.8% to 144,131 million yen as a result of AIFUL and LIFE's active promotion of their guarantee businesses.

While allowance for bad debts is on the decline at each group company now that bad debts have peaked out, expansion in the scale of the Group increased allowance for bad debts 9.6% year-on-year to 161,651 million yen. Consolidated loans and installment receivables do not include 184,418 million yen in receivables (107,242 million yen in loans and receivables and 77,176 million yen in installment receivables) taken off the balance sheet by securitization of receivables at LIFE and Wide Corporation.

The consolidated adjustment account was 10,573 million yen, down 23.7% year-on-year.

B. Liabilities

Total capital procured, including debt, commercial paper and bonds, rose 4.2% year-on-year to 1,701,994 million yen. This was due to an increase in the demand for funds corresponding with the steady increase in operating receivables at Wide, Businext, and City's.

C. Shareholders' Equity

Consolidated shareholders' equity at the end of the consolidated fiscal year under review was 634,278 million yen, and the equity ratio stood at 24.2%. AIFUL's non-consolidated shareholders' equity was 598,117 million yen, and the equity ratio stood at 29.5%.

D. Cash Flows

Despite a decline due to growth in loans outstanding, cash and cash equivalents ("cash" below) at the end of the first quarter of fiscal 2005 stood at 111,928 million yen, up 2,962 million yen compared with the end of fiscal 2004. This slight increase was a result of investing activities that included the sale of commercial paper with repurchase agreements and financing activities that included the issuance of

(1) Cash flow from operating activities

With net income before taxes of 35,218 million yen, operating activities used net cash of 25,963 million yen, compared to 31,006 million yen for the same quarter last year, due to an increase in loans and other operating receivables (including installment receivables) and to the payment of corporate tax.

(2) Cash flow from investing activities

Despite the acquisition of fixed assets relating to branch facilities, investing activities generated net cash of 3,371 million yen compared with 7,708 million yen in cash used in the same period for the previous year, which was mainly due to the sale of commercial paper with repurchase agreements.

(3) Cash flow from financing activities

Financing activities generated net cash of 25,564 million yen, compared with 117,011 million yen for the same period a year earlier, due to direct and indirect procurement to meet the funding requirements accompanying cash used in operating activities.

III. Consolidated Results Forecasts for FY2005 (April 1, 2005 – March 31, 2006): Qualitative Data Concerning Results Forecasts

Results in the first quarter of fiscal 2005 represent steady progress in line with the full-year forecasts previously announced on May 10, 2005.

(Supplementary Data)

I. Summary of Consolidated Balance Sheet for the First Quarter, FY2005

(In millions of yen, %)

Category	End of current quarter (As of June 30, 2005)	End of same quarter last year (As of June 30, 2004)	Change		Reference: FY2004 (As of Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I. Current assets					
Cash and cash equivalents	112,513	176,725	(64,211)	(36.3)	109,575
Loans	2,016,938	1,807,851	209,086	11.6	1,995,621
Installment receivables	215,287	177,496	37,791	21.3	192,401
Credit guarantee installment receivables	144,131	135,002	9,129	6.8	141,407
Deferred tax assets	28,510	25,894	2,616	10.1	30,809
Other	78,859	70,329	8,530	12.1	79,241
Allowance for bad debts	(139,075)	(127,463)	(11,611)	9.1	(137,935)
Total current assets	2,457,165	2,265,836	191,329	8.4	2,411,119
II. Fixed assets					
Tangible fixed assets	48,293	46,179	2,114	4.6	48,252
Intangible fixed assets	30,446	35,219	(4,772)	(13.6)	31,816
Consolidation adjustment account	10,573	13,855	(3,281)	(23.7)	11,007
Other	19,873	21,363	(1,490)	(7.0)	20,809
Investment and other fixed assets	80,907	103,868	(22,960)	(22.1)	82,453
Claims in bankruptcy	30,400	26,296	4,103	15.6	28,535
Deferred tax assets	3,732	14,816	(11,084)	(74.8)	4,288
Other	69,350	82,838	(13,487)	(16.3)	71,177
Allowance for bad debts	(22,576)	(20,083)	(2,492)	12.4	(21,547)
Total fixed assets	159,647	185,266	(25,619)	(13.8)	162,522
III. Deferred assets	658	588	70	11.9	643
Total assets	2,617,471	2,451,691	165,779	6.8	2,574,286
(Liabilities)					
I. Current liabilities					
Credit guarantees payable	144,131	135,002	9,129	6.8	141,407
Short-term debts	100,225	99,692	532	0.5	71,695
Current portion of bonds	117,500	114,000	3,500	3.1	94,000
Current portion of long-term debts	456,758	414,601	42,157	10.2	436,661
Reserve for accrued bonuses	2,199	1,977	222	11.3	4,243
Gains on deferred installments	15,681	12,389	3,291	26.6	14,523
Other	114,958	94,001	20,957	22.3	96,335
Total current liabilities	951,454	871,663	79,791	9.2	858,865
II. Long-term liabilities					
Bonds	357,390	371,000	(13,610)	(3.7)	384,890
Long-term debts	646,621	623,548	23,072	3.7	686,212
Allowance for retirement benefits for employees	698	2,284	(1,586)	(69.4)	687
Allowance for retirement benefits for directors	1,424	1,199	224	18.8	1,419
Other	19,949	15,407	4,541	29.5	19,474
Total long-term liabilities	1,026,083	1,013,440	12,642	1.2	1,092,683
Total liabilities	1,977,537	1,885,104	92,433	4.9	1,951,548
(Minority interests)					
Minority interests	5,655	4,765	889	18.7	5,384
(Shareholders' equity)					
I. Common stock	83,317	83,317	–	–	83,317
II. Capital surplus	104,125	104,143	(17)	(0.0)	104,125
III. Retained earnings	444,855	370,852	74,002	20.0	427,609
IV. Differences in evaluation of other marketable securities	5,057	5,083	(26)	(0.5)	5,363
V. Treasury stock	(3,077)	(1,575)	(1,502)	95.4	(3,063)
Total shareholders' equity	634,278	561,821	72,456	12.9	617,352
Total Liabilities, minority interests and shareholders' equity	2,617,471	2,451,691	165,779	6.8	2,574,286

II. Summary of Consolidated Income Statement for the First Quarter, FY2005

(In millions of yen, %)

Category	Current quarter (Apr. 1 to June. 30, 2005)	Same quarter last year (Apr. 1 to June. 30, 2004)	Change		Reference: FY2004 (Apr. 1, 2004 to Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I. Operating revenue	134,675	121,047	13,628	11.3	518,416
Interest on loans to customers	120,680	108,930	11,749	10.8	466,429
Credit card revenue	2,338	2,078	260	12.5	9,090
Per-item credit revenue	4,575	4,063	512	12.6	17,200
Credit guarantee revenue	2,027	1,642	384	23.4	7,087
Other	5,053	4,331	721	16.7	18,607
II. Operating expenses	99,289	91,707	7,582	8.3	383,700
Financial expenses	9,485	9,287	197	2.1	39,682
Cost of sales	39	–	39	–	357
Operating expenses - other	89,763	82,419	7,344	8.9	343,660
Operating income	35,385	29,339	6,046	20.6	134,716
III. Non-operating income	655	333	322	96.7	1,493
IV. Non-operating expenses	23	119	(96)	(80.6)	914
Ordinary income	36,018	29,553	6,464	21.9	135,294
V. Extraordinary income	141	360	(218)	(60.6)	1,184
VI. Extraordinary losses	941	236	705	299.1	7,037
Net income for the quarter before taxes	35,218	29,677	5,540	18.7	129,441
Tax expenses	14,743	13,505	1,237	9.2	53,015
Gain on minority interests	269	83	185	221.1	702
Net income for the quarter	20,205	16,088	4,117	25.6	75,723

III. Summary of Consolidated Cash Flow Statement for the First Quarter, FY2005

(In millions of yen)

Category	Current quarter (Apr. 1 to June. 30, 2005)	Same quarter last year (Apr. 1 to June. 30, 2004)	Reference: FY2004 (Apr. 1, 2004 to Mar. 31, 2005)
	Amount	Amount	Amount
I. Cash flow from operating activities			
Net income for the quarter before taxes	35,218	29,677	129,441
Depreciation expenses	2,540	2,466	11,188
Increase (decrease) in allowance for bad debts	2,168	1,790	5,002
Decrease (increase) in loans to customers	(21,316)	(20,911)	(134,434)
Decrease (increase) in installment receivables	(22,885)	(23,211)	(38,116)
Other	1,697	5,104	7,584
Subtotal	(2,576)	(5,083)	(19,335)
Payments for corporate and other taxes	(23,557)	(26,039)	(44,256)
Other	170	116	182
Cash flow from operating activities	(25,963)	(31,006)	(63,408)
II. Cash flow from investing activities			
Funds used for purchase of intangible fixed assets	(607)	(1,147)	(5,014)
Other	3,978	(6,560)	(6,197)
Cash flow from investing activities	3,371	(7,708)	(11,211)
III. Cash flow from financing activities			
Increase in short-term debts	254,730	238,281	875,186
Repayment of short-term debts	(226,200)	(195,624)	(869,351)
Increase in long-term debts	90,385	145,485	629,726
Repayments of long-term debts	(109,879)	(104,112)	(566,683)
Cash from issue of corporate bonds	19,875	29,811	113,153
Loss on redemption of bonds	(24,000)	–	(90,000)
Other	20,653	3,170	(11,713)
Cash flow from financing activities	25,564	117,011	80,318
IV. Effect of exchange rate changes on cash and cash equivalents	(9)	(2)	(5)
V. Increase (decrease) in cash and cash equivalents	2,962	78,294	5,692
VI. Balance of cash and cash equivalents at the beginning of period	108,965	98,329	98,329
VII. Increase in cash and cash equivalents from new consolidations	–	–	4,943
VIII. Balance of cash and cash equivalents at the end of period	111,928	176,624	108,965

IV. Results of Operations (Consolidated) for the First Quarter

1. Operating Revenue

(In millions of yen, %)

Item	Current quarter (Apr. 1 to June. 30, 2005)		Same quarter last year (Apr. 1 to June. 30, 2004)		Reference: FY2004 (Apr. 1, 2004 to Mar. 31, 2005)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	120,680	89.6	108,930	90.0	466,429	90.0
Unsecured loans	99,832	74.1	90,237	74.6	387,839	74.8
Secured loans	14,138	10.5	13,915	11.5	56,531	10.9
Small business loans	6,709	5.0	4,778	3.9	22,059	4.3
Credit card revenue	2,338	1.7	2,078	1.7	9,090	1.7
Per-item credit revenue	4,575	3.4	4,063	3.4	17,200	3.3
Credit guarantee revenue	2,027	1.5	1,642	1.4	7,087	1.4
Financial revenue - other	8	0.0	30	0.0	144	0.0
Interest on deposits	0	0.0	0	0.0	2	0.0
Interest on marketable securities	0	0.0	0	0.0	0	0.0
Interest on loans	–	–	22	0.0	111	0.0
Other	8	0.0	8	0.0	31	0.0
Operating revenue - other	5,044	3.8	4,300	3.5	18,462	3.6
Revenue from operational investment securities	92	0.1	–	–	664	0.1
Collection of bad debts	2,298	1.7	2,061	1.7	7,719	1.5
Other	2,653	2.0	2,239	1.8	10,077	2.0
Total	134,675	100.0	121,047	100.0	518,416	100.0

Note: "Other" included in "Operating revenue – other" is card membership fees.

2. Other Operating Indicators

(In millions of yen - except where noted)

Item	End of current quarter (As of June 30, 2005)	End of same quarter last year (As of June 30, 20042004)	Reference: FY2004 (As of Mar. 31, 2005)
Total amount of loans outstanding	2,124,180	1,918,770	2,095,201
Unsecured loans	1,641,407	1,483,551	1,622,032
Secured loans	351,707	344,439	352,213
Small business loans	131,065	90,779	120,955
Number of customer accounts	3,815,971	3,523,773	3,796,141
Unsecured loans	3,632,510	3,366,124	3,618,577
Secured loans	100,711	94,956	99,827
Small business loans	82,750	62,693	77,737
Number of branches	2,369	1,975	2,326
Staffed branches	891	828	884
Unstaffed branches	1,478	1,147	1,442
Number of loan-contracting machines	2,169	1,850	2,170
Automatic processing machines for loan applications	44	–	7
Number of ATMs	150,330	134,306	148,705
Company-owned	2,290	2,037	2,292
Partner-owned	148,040	132,269	146,413
Number of employees	6,848	6,237	6,510

Note: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. However, off-balance sheet operating loans from the securitization of receivables, which came to 107,242 million yen at the end of the current quarter (110,918 million yen at the end of same quarter last year and 99,580 million at the end of the previous consolidated fiscal year) have been included.

FASF MEMBERSHIP

July 25, 2005

Summary of First Quarter Non-Consolidated Business Results

For the fiscal year ending March 2006

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 3274-3560

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes

Details:
Computations of business tax and some reserves are based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing non-consolidated accounts for the previous business year (yes/no): Yes

Details:
Starting in the first quarter of fiscal 2005, the Company adopted the *Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets*, issued by the Business Accounting Council on August 9, 2002, and *Guidance for the Accounting Standard for Impairment of Fixed Assets* (Implementation Guidance for Accounting Standard No. 6), issued by the Accounting Standards Board of Japan on October 31, 2003. The adoption of these accounting practices had no impact on financial results.

II. Summary of Business Results for the First Quarter, FY2005 (April 1 – June 30, 2005)

1. Non-Consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the Quarter	
1st quarter, FY2005	85,741	1.4%	27,310	7.8%	29,194	10.5%	17,145	17.7%
1st quarter, FY2004	84,587	1.9%	25,333	11.2%	26,429	10.6%	14,571	21.1%
Reference: FY2004	340,615	1.7%	107,581	13.0%	112,533	13.7%	67,301	26.8%

	Net Income per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
1st quarter, FY2005	121.07	121.05
1st quarter, FY2004	154.23	154.20
Reference: FY2004	711.20	711.14

Notes:
1. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change
2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

2. Non-Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2005	2,025,927	598,117	29.5	4,223.79
1st quarter, FY2004	1,962,849	535,653	27.3	5,656.92
Reference: FY2004	2,033,547	584,308	28.7	6,188.00

III. Non-Consolidated Results Forecasts for FY2005 (April 1, 2005 – March 31, 2006): Qualitative Data Concerning Results Forecasts

Results in the first quarter of fiscal 2005 represent steady progress in line with the full-year forecasts previously announced on May 10, 2005.

EXHIBIT 2

2006年3月期(2005年6月)　第1四半期データブック

Data Book (First Quarter Report for the fiscal year ending March. 2006)

ー注：業績予想に関する注意事項ー

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

ーNote：Forward Looking Statementsー

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社
AIFUL CORPORATION

要利益指標 *(Review of Profit / Group & AIFUL)*

連結(*Consolidated*)

目		年/決算月(Fiscal Year)		04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
収益	(百万円)	*Operating Revenue*	(¥ Million)	121,047	3.4	518,416	9.5	134,675	11.3	555,049	7.1
費用	(百万円)	*Operating Expenses*	(¥ Million)	91,707	0.7	383,700	6.3	99,289	8.3	400,244	4.3
利益	(百万円)	*Operating Income*	(¥ Million)	29,339	12.7	134,716	19.7	35,385	20.6	154,805	14.9
利益	(百万円)	*Ordinary Income*	(¥ Million)	29,553	13.1	135,294	20.3	36,018	21.9	155,000	14.6
純利益	(百万円)	*Net Income*	(¥ Million)	16,088	12.8	75,723	21.1	20,205	25.6	91,762	21.2
本	(百万円)	*Total Assets*	(¥ Million)	2,451,691	5.7	2,574,286	10.4	2,617,471	6.8	2,787,546	8.3
資本	(百万円)	*Shareholders' Equity*	(¥ Million)	561,821	12.8	617,352	12.8	634,278	12.9	697,361	13.0
当たり当期純利益	(円)	*EPS*	(¥)	170.29	12.8	800.36	21.0	142.69	−16.2	648.00	−19.0
当たり株主資本	(円)	*BPS*	(¥)	5,933.27	12.5	6,538.03	12.8	4,479.15	−24.5	4,924.58	−24.7
資本比率	(%)	*Equity Ratio*	(%)	22.9	*1.4*	24.0	*0.5*	24.2	*1.3*	25.0	*1.0*
資本当期純利益率	(%)	*ROE*	(%)	11.6	*0.1*	13.0	*0.9*	13.0	*1.4*	14.0	*1.0*
本当期純利益率	(%)	*ROA*	(%)	2.7	*0.2*	3.1	*0.4*	3.1	*0.4*	3.4	*0.3*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

単体(*AIFUL*)

目		年/決算月(Fiscal Year)		04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
収益	(百万円)	*Operating Revenue*	(¥ Million)	84,587	1.9	340,615	1.7	85,741	1.4	349,578	2.6
費用	(百万円)	*Operating Expenses*	(¥ Million)	59,254	−1.6	233,034	−2.8	58,431	−1.4	235,838	1.2
利益	(百万円)	*Operating Income*	(¥ Million)	25,333	11.2	107,581	13.0	27,310	7.8	113,740	5.7
利益	(百万円)	*Ordinary Income*	(¥ Million)	26,429	10.6	112,533	13.7	29,194	10.5	121,000	7.5
純利益	(百万円)	*Net Income*	(¥ Million)	14,571	21.1	67,301	26.8	17,145	17.7	74,351	10.5
本	(百万円)	*Total Assets*	(¥ Million)	1,962,849	2.8	2,033,547	8.7	2,025,927	3.2	2,192,432	7.8
資本	(百万円)	*Shareholders' Equity*	(¥ Million)	535,653	11.4	584,308	11.7	598,117	11.7	651,367	11.5
当たり当期純利益	(円)	*EPS*	(¥)	154.23	21.1	711.20	26.8	121.07	−21.5	525.04	−26.1
当たり株主資本	(円)	*BPS*	(¥)	5,656.92	11.1	6,188.00	11.8	4,223.79	−25.3	4,599.79	−25.7
当たり配当金	(円)	*Cash Dividends per Share*	(¥)	−	−	60.00	0.0	−	−	60.00	0.0
性向	(%)	*Payout Ratio*	(%)	−	−	8.4	*−2.3*	−	−	11.4	*3.0*
資本比率	(%)	*Equity Ratio*	(%)	27.3	*2.1*	28.7	*0.7*	29.5	*2.2*	29.7	*1.0*
資本当期純利益率	(%)	*ROE*	(%)	11.0	*1.1*	12.2	*1.5*	11.6	*0.6*	12.0	*−0.2*
本当期純利益率	(%)	*ROA*	(%)	3.1	*0.6*	3.4	*0.6*	3.4	*0.3*	3.5	*0.1*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

》

経費率 ※1	(%)	*SG & A Cost / Loan*	※1 (%)	14.2	*−0.4*	13.7	*−0.7*	13.7	*−0.4*	13.4	*−0.3*

※1 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

グループ合計営業実績 (Review of Operation / Group Total)

債権ベース(Managed Asset Basis)

営業実績 (Operating Results)

年/決算月(Fiscal Year)				04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
業債権合計	(百万円)	Total Receivable Outstanding	(¥Million)	2,319,292	3.7	2,522,579	9.8	2,569,561	10.8	2,701,924	7.1
営業貸付金残高		Loans Outstanding		1,918,770	4.0	2,095,201	9.8	2,124,180	10.7	2,242,638	7.0
無担保ローン		Unsecured		1,483,551	2.4	1,622,032	9.8	1,641,407	10.6	1,709,603	5.4
有担保ローン		Home Equity		344,439	5.0	352,213	1.7	351,707	2.1	361,787	2.7
事業者ローン		SME		90,779	33.6	120,955	43.9	131,065	44.4	171,247	41.6
総合斡旋		Credit Card Shopping		82,061	11.1	79,622	11.3	93,368	13.8	83,518	4.9
個品斡旋		Installment Sales Finance		183,458	-2.2	206,348	11.1	207,881	13.3	220,631	6.9
信用保証売掛金		Guarantee		135,002	4.5	141,407	5.8	144,131	6.8	155,135	9.7
座数(残高あり)		Customer Accounts	(Thousand)	3,523	0.0	3,796	7.8	3,815	8.3	-	-
無担保ローン		Unsecured		3,366	-0.6	3,618	7.5	3,632	7.9	-	-
有担保ローン		Home Equity		94	7.9	99	5.7	100	6.1	-	-
事業者ローン		SME		62	33.4	77	31.4	82	32.0	-	-
口座当たり残高	(千円)	Per Account	(¥Thousand)	544	4.0	551	1.8	556	2.2	-	-
無担保ローン		Unsecured		440	3.0	448	2.1	451	2.5	-	-
有担保ローン		Home Equity		3,627	-2.7	3,528	-3.7	3,492	-3.7	-	-
事業者ローン		SME		1,447	0.1	1,555	9.5	1,583	9.4	-	-
レジットカード会員数	(千件)	Credit Card Holders	(Thousand)	11,222	10.4	11,967	8.3	12,170	8.4	12,932	8.1
品斡旋口座数	(千件)	Shopping Installment Accounts	(Thousand)	769	6.3	809	9.4	821	6.7	-	-
規顧客件数	(千件)	New Accounts	(Thousand)	133	-0.1	582	13.9	151	13.6	634	8.8
無担保ローン		Unsecured		120	-0.8	526	14.1	136	12.7	568	7.8
有担保ローン		Home Equity		5	-7.9	24	-0.7	6	7.5	25	3.2
事業者ローン		SME		6	25.4	31	24.2	8	34.4	41	30.0
規ｸﾚｼﾞｯﾄｶｰﾄﾞ発券枚数	(千枚)	New Issue of Credit Card	(Thousand)	484	-9.0	2,122	-1.7	553	14.2	2,184	2.9

チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)			04/6	増減数(yoy)	05/3	増減数(yoy)	05/6	増減数(yoy)	2006/3 (E)	増減数(yoy)
ーン事業店舗数	(店)	Loan Business Branches	1,975	*16*	2,326	*349*	2,369	*394*	2,655	*329*
有人店舗		Staffed Branches	828	*35*	884	*71*	891	*63*	921	*37*
無人店舗		Unstaffed Branches	1,147	*-19*	1,435	*271*	1,434	*287*	1,484	*49*
ローン申込機		ACM	-	-	7	*7*	44	*44*	250	*243*
動契約機設置台数	(台)	Unmanned Loan-contracting Machines	1,850	*12*	2,170	*315*	2,169	*319*	-	-
社員数(a)	(人)	N. of Employees (Regulary Payroll)(a)	6,237	*-289*	6,510	*541*	6,848	*611*	7,178	*727*
正社員数(b)	(人)	N. of Employees (temp.) (b)	3,271	*619*	3,242	*141*	3,223	*-48*	-	-
計(a)+(b)	(人)	Total (a)+(b)	9,508	*330*	9,752	*682*	10,071	*563*	-	-
正社員比率(b)/(a+b)	(%)	Ratio of N. of Employees (b)/(a+b)	34.4	*5.5*	33.2	*-0.9*	32.0	*-2.4*	-	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。
Note: The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

ループ合計損益の内訳 (Revenue and Expenses / Group Total)

ース(On-Balance)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	04/6		05/3			05/6				2006/3 (E)		
			営業収益比 (%)		営業収益比 (%)	増減率 (yoy%)	a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4		営業収益比 (%)	増減率 (yoy%)
益	Operating Revenue	121,047	100.0	518,416	100.0	9.5	134,675	100.0	11.3	538,700	555,049	100.0	7.1
業貸付金利息	Interest Income	108,930	90.0	466,429	90.0	8.6	120,680	89.6	10.8	482,720	498,526	89.8	6.9
無担保ローン	Unsecured	90,237	74.5	387,839	74.8	8.3	99,832	74.1	10.6	399,328	409,359	73.8	5.5
有担保ローン	Home Equity	13,915	11.5	56,531	10.9	2.7	14,138	10.5	1.6	56,552	57,700	10.4	2.1
事業者ローン	SME	4,778	3.9	22,059	4.3	34.9	6,709	5.0	40.4	26,836	31,467	5.7	42.6
合斡旋収益	Credit Card Shopping	2,078	1.7	9,090	1.7	11.7	2,338	1.7	12.5	9,352	9,808	1.8	7.9
品斡旋収益	Installment Sales Finance	4,063	3.4	17,200	3.3	10.9	4,575	3.4	12.6	18,300	19,025	3.4	10.6
用保証収益	Guarantees	1,642	1.4	7,087	1.4	27.4	2,027	1.5	23.4	8,108	8,648	1.6	22.0
の他の金融収益	Other Financial Revenue	30	0.0	144	0.0	51.6	8	0.0	-73.3	32	86	0.0	-40.3
の他の営業収益	Other Operating Revenue	4,300	3.6	18,462	3.6	26.0	5,044	3.8	17.3	20,176	18,952	3.4	2.7
投資有価証券売上高	Sales of Investment Securities	-	-	664	0.0	-	92	0.1	-	368	753	0.1	13.4
償却債権回収額	Bad Debt Recovery	2,061	1.7	7,719	1.5	13.9	2,298	1.7	11.5	9,192	8,734	1.6	13.1
その他	Other	2,239	1.8	10,077	1.9	28.7	2,653	2.0	18.5	10,612	9,464	1.7	-6.1
用	Operating Expenses	91,707	75.8	383,700	74.0	6.3	99,289	73.7	8.3	397,156	400,244	72.1	4.3
融費用	Financial Expenses	9,287	7.7	39,682	7.7	4.0	9,485	7.0	2.1	37,940	42,971	7.7	8.3
借入金利息等	Interest on Borrowings	6,073	5.0	26,534	5.1	7.8	6,385	4.7	5.1	25,540	29,463	5.3	11.0
社債利息等	Interest on SB etc.	3,213	2.7	13,147	2.5	-2.9	3,099	2.3	-3.5	12,396	13,507	2.4	2.7
上原価	Cost of Sales	-	-	357	0.0	160.6	39	0.0	-	156	747	0.1	109.2
投資有価証券売上原価	Cost of Investment Securities	-	-	357	0.0	-	39	0.0	-	156	747	0.1	109.2
の他の営業費用	Other Operating Expenses(SG&A)	82,419	68.1	343,660	66.3	6.5	89,763	66.7	8.9	359,052	356,525	64.2	3.7
貸倒関連費用	Credit Cost	38,761	32.0	155,466	30.0	-1.2	39,758	29.5	2.6	159,032	140,916	25.4	-9.4
広告宣伝費	Advertising Expenses	5,823	4.8	23,669	4.6	18.6	7,454	5.5	28.0	29,816	28,250	5.1	19.4
人件費	Salaries	12,146	10.0	54,712	10.6	11.9	14,436	10.7	18.9	57,744	60,413	10.9	10.4
役員報酬	Directors' Salaries	175	0.1	852	0.2	33.1	272	0.2	55.4	1,088	1,012	0.2	18.8
従業員給与賞与等	Employees' Salaries	8,865	7.3	43,438	8.4	13.7	10,431	7.7	17.7	41,724	45,550	8.2	4.9
その他	Other	3,105	2.6	10,420	2.0	3.7	3,732	2.8	20.2	14,928	13,850	2.5	32.9
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	515	0.4	1,940	0.4	-5.9	433	0.3	-15.9	1,732	1,734	0.3	-10.6
その他	Other	25,172	20.8	107,871	20.8	14.3	27,681	20.6	10.0	110,724	125,210	22.6	16.1
益	Operating Income	29,339	24.2	134,716	26.0	19.7	35,385	26.3	20.6	141,540	154,805	27.9	14.9
業外収益	Non-operating Income	333	0.3	1,493	0.3	43.6	655	0.5	96.7	2,620	501	0.1	-66.4
業外費用	Non-operating Expenses	119	0.1	914	0.2	-21.2	23	0.0	-80.6	92	306	0.1	-66.5
益	Ordinary Income	29,553	24.4	135,294	26.1	20.3	36,018	26.7	21.9	144,072	155,000	27.9	14.6
別利益	Extraordinary Income	360	0.3	1,184	0.2	-76.1	141	0.1	-60.6	564	120	0.0	-89.9
別損失	Extraordinary Losses	236	0.2	7,037	1.3	-48.2	941	0.7	299.1	3,764	1,319	0.2	-81.3
利益(a)	Income before Income Taxes(a)	29,677	24.5	129,441	25.0	24.7	35,218	26.2	18.7	140,872	153,800	27.7	18.8
人税·住民税及び事業税(b)	Income Taxes(b)	10,578	8.7	41,025	7.9	-11.1	11,675	8.7	10.4	46,700	49,128	8.9	19.8
人税等調整額(c)	Effect of a Tax Consequences(c)	2,927	2.4	11,990	2.3	-	3,068	2.3	4.8	12,272	11,806	2.1	-
数株主利益(損失)	Minority Interest Loss	83	0.1	702	0.1	180.8	269	0.2	221.1	1,076	1,102	0.2	57.0
利益	Net Income	16,088	13.3	75,723	14.6	21.1	20,205	15.0	25.6	80,820	91,762	16.5	21.2
率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	45.5	-	41.0	-	-	41.9	-	-	-	39.6	-	-

グループ合計資金調達の状況　(Review of Funding / Group Total)

業債権ベース(Managed Asset Basis)

) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	2006/3 (E)	構成比(%)
借入金	Borrowings	1,066,515	58.0	1,123,076	60.2	1,138,169	60.0	1,107,647	57.1
都市銀行	City Banks	60,511	3.3	84,879	4.6	85,060	4.5	-	-
長期信用銀行	Long-Term Credit Banks	64,623	3.5	65,307	3.5	65,851	3.5	-	-
信託銀行	Trust Banks	292,313	15.9	335,539	18.0	371,683	19.6	-	-
地方銀行･第二地方銀行	Regional Banks	219,458	11.9	207,959	11.1	196,508	10.4	-	-
生命保険会社	Life Insurance	138,355	7.5	131,789	7.1	133,369	7.0	-	-
損害保険会社	Non-Life Insurance	42,364	2.3	46,431	2.5	41,596	2.2	-	-
外国銀行	Foreigner	9,125	0.5	10,000	0.5	10,000	0.5	-	-
シンジケートローン	Syndicated Loan	102,603	5.6	107,079	5.7	102,079	5.4	-	-
邦銀	Japanese Banks	33,003	1.8	23,404	1.3	21,130	1.1	-	-
外銀	Foreigner	27,100	1.5	20,900	1.1	20,900	1.1	-	-
その他	Other	42,500	2.3	62,774	3.4	60,049	3.2		
県信連等	Credit Association	60,205	3.3	69,765	3.7	69,339	3.7	-	-
その他	Other	76,955	4.2	64,327	3.4	62,680	3.3	-	-
CP･社債等	CP and Bonds	773,807	42.0	742,331	39.8	760,272	40.0	831,893	42.9
CP	CP	10,500	0.6	-	-	23,500	1.2	-	-
普通社債	SB	485,000	26.4	478,890	25.7	474,890	25.0	-	-
証券化	ABS	278,307	15.1	263,441	14.1	261,882	13.8	-	-
合　計	Total	1,840,322	100.0	1,865,407	100.0	1,898,441	100.0	1,939,540	100.0

) 長期･短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	2006/3 (E)	構成比(%)
短期調達	Short-term Borrowings	110,192	6.0	71,695	3.8	123,725	6.5	69,000	3.6
短期借入	Borrowings	99,692	5.4	71,695	3.8	100,225	5.3	-	-
CP	CP	10,500	0.6	-	-	23,500	1.2	-	-
長期調達	Long-term Borrowings	1,730,130	94.0	1,793,712	96.2	1,774,716	93.5	1,870,540	96.4
固定金利借入	Fixed Rate	229,809	12.5	247,179	13.3	251,000	13.2	-	-
変動金利借入	Floating Rate	737,014	40.0	804,201	43.1	786,944	41.5	-	-
キャップ	With Cap	222,055	12.1	299,135	16.0	297,862	15.7	-	-
スワップ	With Swap	220,847	12.0	248,278	13.3	252,070	13.3	-	-
社債等(固定)	SB Other (Fixed Bond)	615,263	33.4	626,086	33.6	611,252	32.2	-	-
普通社債	SB	472,500	25.7	466,390	25.0	462,390	24.4	-	-
証券化	ABS	142,763	7.8	159,696	8.6	148,862	7.8	-	-
社債等(変動)	SB Other (Floating Bond)	148,044	8.0	116,244	6.2	125,519	6.6	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.7	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
証券化	ABS	135,544	7.4	103,744	5.6	113,019	6.0	-	-
キャップ	With Cap	125,544	6.8	103,744	5.6	83,019	4.4	-	-
合　計	Total	1,840,322	100.0	1,865,407	100.0	1,898,441	100.0	1,939,540	100.0

※ キャップ･スワップには、開始年月日が未到来のキャップ(50,000百万円)を含んでおりません。なお、未到来のスワップはありません。

) 調達金利 (Funding Cost)

(%)

年/決算月(Fiscal Year)		04/6	05/3	05/6	2006/3 (E)
調達金利	Funding Cost	1.73	1.60	1.55	1.88
間接	Indirect	1.86	1.68	1.65	2.17
直接	Direct	1.55	1.48	1.41	1.49

※ 調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

参考》

(%)

長期プライムレート	Long term prime rate	1.90	1.65	1.45	2.00

イフル営業実績 *(Review of Operation / AIFUL)*

業実績 *(Operating Results)*

		年/決算月 *(Fiscal Year)*	04/6		05/3		05/6		2006/3 *(E)*	
				増減率(yoy%)		増減率(yoy%)		増減率(yoy%)		増減率(yoy%)
貸付金残高	(百万円)	*Loans Outstanding (¥ Million)*	1,452,500	2.4	1,471,767	1.4	1,478,728	1.8	1,523,860	3.5
無担保ローン		*Unsecured*	1,082,576	1.2	1,093,662	1.2	1,101,762	1.8	1,133,005	3.6
有担保ローン		*Home Equity*	340,705	4.6	345,180	0.7	342,919	0.6	348,154	0.9
事業者ローン		*SME*	29,218	22.7	32,924	17.8	34,046	16.5	42,700	29.7
数	(千件)	*Customer Accounts (Thousand)*	2,236	-1.8	2,214	-1.4	2,202	-1.5	2,221	0.3
無担保ローン		*Unsecured*	2,119	-2.4	2,091	-1.9	2,077	-2.0	2,088	-0.1
有担保ローン		*Home Equity*	94	7.2	98	5.0	99	5.1	101	3.1
事業者ローン		*SME*	22	23.4	24	17.4	25	15.3	31	29.2
座当たり残高	(千円)	*Per Account (¥ Thousand)*	649	4.4	664	2.8	671	3.4	686	3.3
無担保ローン		*Unsecured*	510	3.8	522	3.1	530	3.8	543	4.0
有担保ローン		*Home Equity*	3,610	-2.3	3,499	-4.0	3,456	-4.2	3,417	-2.3
事業者ローン		*SME*	1,315	1.1	1,323	0.4	1,329	1.1	1,377	4.1
顧客件数	(千件)	*New Accounts (Thousand)*	97	-5.8	376	-3.1	91	-6.6	399	6.1
無担保ローン		*Unsecured*	90	-6.1	343	-3.4	83	-7.2	364	6.1
有担保ローン		*Home Equity*	5	-6.8	23	-3.4	5	2.5	23	0.2
事業者ローン		*SME*	2	117.1	9	10.8	2	4.3	11	30.2
平均利回り ※1	(%)	*Average Yield ※1 (%)*	22.7	*-0.2*	22.6	*-0.2*	22.6	*-0.1*	22.7	*0.1*
無担保ローン		*Unsecured*	24.7	*-0.2*	24.6	*-0.2*	24.6	*-0.1*	24.6	*0.1*
有担保ローン		*Home Equity*	16.2	*-0.2*	16.3	*-0.2*	16.2	*-0.0*	16.3	*0.1*
事業者ローン		*SME*	25.0	*-0.2*	25.4	*0.1*	25.8	*0.8*	25.1	*-0.3*

※1 実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

ャネル展開 *(Marketing Channel)*

		年/決算月 *(Fiscal Year)*	04/6		05/3		05/6		2006/3 *(E)*	
				増減数(yoy)		増減数(yoy)		増減数(yoy)		増減数(yoy)
ン事業店舗数 ※2	(店)	*Loan Business Branches ※2*	1,555(931)	*-16*	1,572(946)	*9*	1,606(978)	*51*	1,860	*288*
有人店舗		*Staffed Branches*	544(126)	*13*	545(128)	*5*	542(127)	*-2*	559	*14*
無人店舗		*Unstaffed Branches*	1,007(805)	*-27*	1,016(812)	*-2*	1,017(810)	*10*	1,047	*31*
ハートプラザ ※3		*Heart Plaza ※3*	-	*-4*	-	*-1*	-	-	-	-
ローン申込機		*ACM*	-	-	7(6)	*7*	44(41)	*44*	250	*243*
信販カード担当店等		*Other*	4	*2*	4	*0*	3	*-1*	4	*0*
ン事業店舗出店数	(店)	*Newly Opened Branches*	-	-	32	-	40	-	313	-
有人店舗		*Staffed Branches*	-	-	1	-	-	-	4	-
無人店舗		*Unstaffed Branches*	-	-	24	-	3	-	66	-
ローン申込機		*ACM*	-	-	7	-	37	-	243	-
信販カード担当店等		*Other*	-	-	-	-	-	-	-	-
契約機設置台数	(台)	*Unmanned Loan-contracting Machines*	1,550	*-14*	1,561	*4*	1,558	*8*	-	-
併設型		*At Staffed Branches*	542	*13*	544	*6*	540	*-2*	-	-
独立型		*At Unstaffed Branches*	1,008	*-27*	1,017	*-2*	1,018	*10*	-	-
M・CDネットワーク	(台)	*AIFUL ATMs and Tie-up CDs*	77,755	*22,576*	91,103	*17,165*	92,782	*15,027*	-	-
ATM台数		*AIFUL ATMs*	1,753	*86*	1,761	*100*	1,759	*6*	-	-
提携CD台数 ※4		*Tie-up CDs ※4*	61,737	*15,844*	74,577	*16,521*	76,135	*14,398*	-	-
提携コンビニ入金		*Tie-up Convenience Store*	14,265	*6,646*	14,765	*544*	14,888	*623*	-	-
員数 (a)	(人)	*N. of Employees (regulary payroll) (a)*	3,475	*-333*	3,184	*-213*	3,262	*-213*	3,364	*180*
社員数 (b)	(人)	*N. of Employees (temp.) (b)*	1,592	*645*	1,503	*150*	1,441	*-151*	-	-
(a)＋(b)	(人)	*Total (a)+(b)*	5,067	*312*	4,687	*-63*	4,703	*-364*	-	-
社員比率 (b)／(a+b)	(人)	*Ratio of N. of Employees (b)/(a+b)*	31.4	*11.5*	32.1	*3.6*	30.6	*-0.8*	-	-

※2 ()はロードサイド型

※3 ハートプラザは有担保専門店

※4 提携CD台数には、アイワイバンク(セブンイレブン)が含まれております。(04/6:8,662台、05/3:9,975台、05/6:10,419台)

注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.

※3 Heart Plaza is Specialized for Secured Loan business.

※4 Including the number of IY Bank (Seven Eleven) CDs (04/6: 8,662, 05/3: 9,975, 05/6: 10,419)

Note:Italic Font = Increase or Decrease

アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/￥Million)

年/決算月(Fiscal Year)		04/6		05/3			05/6				2006/3 (E)		
		a	営業収益比 (%)		営業収益比 (%)	増減率 (yoy%)	a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4		営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	84,587	100.0	340,615	100.0	1.7	85,741	100.0	1.4	342,964	349,578	100.0	2.6
営業貸付金利息	Interest Income	82,203	97.2	330,528	97.0	1.1	83,284	97.1	1.3	333,136	339,398	97.1	2.7
無担保ローン	Unsecured	66,623	78.8	266,930	78.4	0.4	67,259	78.4	1.0	269,036	273,460	78.2	2.4
有担保ローン	Home Equity	13,796	16.3	55,875	16.4	2.2	13,867	16.2	0.5	55,468	56,449	16.1	1.0
事業者ローン	SME	1,783	2.1	7,722	2.3	21.5	2,157	2.5	21.0	8,628	9,489	2.7	22.9
その他の金融収益	Other Financial Revenue	22	0.0	113	0.0	94.8	0	0.0	-99.4	0	39	0.0	-65.5
その他の営業収益	Other Operating Revenue	2,361	2.8	9,973	3.0	25.6	2,456	2.9	4.1	9,824	10,139	2.9	1.7
受取保証料	Loan Guarantee Fee	638	0.8	3,042	0.9	75.2	967	1.1	51.6	3,868	4,245	1.2	39.5
償却債権回収額	Bad Debt Recovery	1,053	1.2	4,090	1.2	9.4	1,240	1.4	17.7	4,960	4,720	1.4	15.4
その他	Other	668	0.8	2,840	0.8	17.6	249	0.3	-62.8	996	1,173	0.3	-58.7
業費用	Operating Expenses	59,254	70.1	233,034	68.4	-2.8	58,431	68.1	-1.4	233,724	235,838	67.5	1.2
金融費用	Financial Expenses	7,930	9.4	32,593	9.6	-2.7	7,909	9.2	-0.3	31,636	35,609	10.2	9.3
借入金利息等	Interest on Borrowings	5,079	6.0	21,092	6.2	-0.9	5,114	6.0	0.7	20,456	23,787	6.8	12.8
社債利息等	Interest on SB etc.	2,851	3.4	11,501	3.4	-5.7	2,795	3.3	-2.0	11,180	11,821	3.4	2.8
その他の営業費用	Other Operating Expenses(SG&A)	51,323	60.7	200,441	58.8	-2.8	50,521	58.9	-1.6	202,084	200,228	57.3	-0.1
貸倒関連費用	Credit Cost	26,276	31.1	97,385	28.6	-10.8	23,574	27.5	-10.3	94,296	84,265	24.1	-13.5
広告宣伝費	Advertising Expenses	3,629	4.3	14,978	4.4	9.4	4,346	5.1	19.8	17,384	17,893	5.1	19.5
支払手数料	Commission	2,782	3.3	11,966	3.5	10.5	3,336	3.9	19.9	13,344	11,580	3.3	-3.2
人件費	Salaries	7,257	8.6	29,948	8.8	4.1	7,340	8.6	1.1	29,360	30,363	8.7	1.4
役員報酬	Directors' Salaries	117	0.1	442	0.1	-2.4	144	0.2	23.5	576	591	0.2	33.7
従業員給与賞与等	Employees' Salaries	5,318	6.3	23,371	6.9	6.5	5,228	6.1	-1.7	20,912	23,577	6.7	0.9
その他	Other	1,821	2.2	6,134	1.8	-4.0	1,967	2.3	8.0	7,868	6,194	1.8	1.0
賃借料·地代家賃	Rental Expenses · Land Rent	3,590	4.2	14,016	4.1	0.7	3,348	3.9	-6.7	13,392	14,014	4.0	-0.0
消耗品費·修繕費	Supplies · Repair and Maintenance	1,299	1.5	5,737	1.7	-3.5	1,511	1.8	16.3	6,044	6,807	1.9	18.7
通信費	Communications	607	0.7	2,438	0.7	-41.4	608	0.7	0.0	2,432	3,382	1.0	38.7
保険料	Insurance Premium	1,086	1.3	4,411	1.3	7.5	1,028	1.2	-5.3	4,112	4,505	1.3	2.1
減価償却費	Depreciation	1,555	1.8	6,751	2.0	38.5	1,563	1.8	0.6	6,252	8,978	2.6	33.0
事業税	Enterprise Tax(Pro forma standard taxation)	210	0.2	876	0.3	-	238	0.3	12.9	952	921	0.3	5.1
その他	Other	3,027	3.6	11,929	3.5	12.8	3,623	4.2	19.7	14,492	17,521	5.0	46.9
業利益	Operating Income	25,333	29.9	107,581	31.6	13.0	27,310	31.9	7.8	109,240	113,740	32.5	5.7
営業外収益	Non-operating Income	1,110	1.3	5,647	1.6	23.4	1,897	2.2	70.8	7,588	7,279	2.1	28.9
営業外費用	Non-operating Expenses	14	0.0	694	0.2	-21.3	13	0.0	-7.4	52	19	0.0	-97.3
常利益	Ordinary Income	26,429	31.2	112,533	33.0	13.7	29,194	34.0	10.5	116,776	121,000	34.6	7.5
特別利益	Extraordinary Income	350	0.4	894	0.3	33.0	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	151	0.2	662	0.2	-59.7	85	0.1	-43.1	340	346	0.1	-47.7
引前利益(a)	Income before Income Taxes(a)	26,628	31.5	112,765	33.1	15.1	29,108	33.9	9.3	116,432	120,653	34.5	7.0
法人税·住民税等(b)	Income Taxes(b)	8,845	10.5	33,099	9.7	-8.2	9,590	11.2	8.4	38,360	36,787	10.5	11.1
事業税(c)	Enterprise Taxes(c)	1,576	1.9	6,814	2.0	-23.0	1,951	2.3	23.8	7,804	7,681	2.2	12.7
法人税等調整額(d)	Effect of a Tax Consequences(d)	1,634	1.9	5,550	1.6	-	420	0.5	-74.3	1,680	1,833	0.5	-
期純利益	Net Income	14,571	17.2	67,301	19.8	26.8	17,145	20.0	17.7	68,580	74,351	21.3	10.5
質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	45.3	-	40.3	-	-	41.1	-	-	-	38.4	-	-

アイフル資金調達の状況 (Review of Funding / AIFUL)

形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	平均借入期間(年)	2006/3(E)	構成比(%)
入金	Borrowings	837,594	60.5	848,233	61.1	848,481	61.5	3.8	794,639	56.7
都市銀行	City Banks	59,594	4.3	80,379	5.8	80,560	5.8	–	–	–
長期信用銀行	Long-Term Credit Banks	45,476	3.3	36,932	2.7	33,343	2.4	–	–	–
信託銀行	Trust Banks	233,692	16.9	251,542	18.1	278,311	20.2	–	–	–
地方銀行·第二地方銀行	Regional Banks	171,492	12.4	160,820	11.6	148,284	10.8	–	–	–
信用金庫	Shinkin Banks	18,080	1.3	20,240	1.5	21,800	1.6	–	–	–
生命保険会社	Life Insurance	131,884	9.5	125,702	9.1	128,147	9.3	–	–	–
損害保険会社	Non-Life Insurance	40,841	3.0	43,489	3.1	39,017	2.8	–	–	–
外国銀行	Foreigner	9,125	0.7	10,000	0.7	10,000	0.7	–	–	–
シンジケートローン	Syndicated Loan	86,453	6.2	94,304	6.8	90,429	6.6	–	–	–
邦銀	Japanese Banks	16,853	1.2	10,629	0.8	9,480	0.7	–	–	–
外銀	Foreigner	27,100	2.0	20,900	1.5	20,900	1.5	–	–	–
その他	Other	42,500	3.1	62,774	4.5	60,049	4.4	–	–	–
県信連等	Credit Association	19,922	1.4	15,358	1.1	10,702	0.8	–	–	–
その他	Other	21,033	1.5	9,466	0.7	7,884	0.6	–	–	–
·社債等	CP and Bonds	546,326	39.5	540,382	38.9	530,325	38.5	6.1	606,012	43.3
CP	CP	–	–	–	–	–	–	–	–	–
普通社債	SB	475,000	34.3	468,890	33.8	464,890	33.7	–	–	–
証券化	ABS	71,326	5.2	71,492	5.1	65,435	4.7	–	–	–
合 計	Total	1,383,921	100.0	1,388,615	100.0	1,378,806	100.0	4.0	1,400,652	100.0

長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	平均借入期間(年)	2006/3(E)	構成比(%)
期調達	Short-term Borrowings	39,250	2.8	15,000	1.1	30,875	2.2	0.2	15,000	1.1
短期借入	Borrowings	39,250	2.8	15,000	1.1	30,875	2.2	–	–	–
CP	CP	–	–	–	–	–	–	–	–	–
期調達	Long-term Borrowings	1,344,671	97.2	1,373,615	98.9	1,347,931	97.8	2.0	1,385,652	98.9
固定金利借入	Fixed Rate	199,083	14.4	197,630	14.2	199,437	14.5	1.7	–	–
変動金利借入	Floating Rate	599,260	43.3	635,602	45.8	618,169	44.8	1.9	–	–
キャップ	With Cap	222,055	16.0	299,135	21.5	297,862	21.6	–	–	–
スワップ	With Swap	220,847	16.0	248,278	17.9	252,070	18.3	–	–	–
社債等(固定)	SB Other (Fixed Bond)	533,826	38.6	527,882	38.0	517,825	37.6	3.4	–	–
普通社債	SB	462,500	33.4	456,390	32.9	452,390	32.8	–	–	–
証券化	ABS	71,326	5.2	71,492	5.1	65,435	4.7	–	–	–
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	0.9	12,500	0.9	0.9	–	–
普通社債	SB	12,500	0.9	12,500	0.9	12,500	0.9	–	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–
証券化	ABS	–	–	–	–	–	–	–	–	–
キャップ	With Cap	–	–	–	–	–	–	–	–	–
金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	732,910	53.0	725,512	52.2	717,262	52.0	–	–	–
固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,175,812	85.0	1,272,925	91.7	1,267,195	91.9	–	–	–
合 計	Total	1,383,921	100.0	1,388,615	100.0	1,378,806	100.0	2.0	1,400,652	100.0

※キャップ·スワップには、開始年月日が未到来のキャップ(50,000百万円)を含んでおりません。なお、未到来のスワップはありません。

調達金利 (Funding Cost)

(%)

	年/決算月 (Fiscal Year)	04/6	05/3	05/6	2006/3(E)
金利	Funding Cost	1.85	1.67	1.65	2.00
間接	Indirect	1.85	1.66	1.63	2.24
直接	Direct	1.86	1.69	1.67	1.70

※調達金利＝未約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

考》

(%)

		04/6	05/3	05/6	2006/3(E)
プライムレート	Long term prime rate	1.90	1.65	1.45	2.00
スワップレート	5Y SWAP rate	0.93	0.63	0.47	
(10年)	10Y JGB	1.81	1.33	1.14	

アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

クレジットコストの状況 *(FY2004 Credit Cost)*

（百万円/¥ *Million*）

年/決算月	*(Fiscal Year)*	04/6 (3M)	1Q×4/(L)%	04/9 (6M)	2Q×2/(L)%	04/12 (9M)	※1/(L)%	05/3 (12M)	/(L)%	05/6 (3M)	1Q×4/(L)%	2006/3(E) (12M)	/(L)%
期末営業貸付金 (L)	*Loans outstanding* (L)	1,452,500	–	1,459,310	–	1,452,319	–	1,471,767	–	1,478,728	–	1,523,860	–
無担保	*Unsecured*	1,082,576	–	1,085,579	–	1,081,381	–	1,093,662	–	1,101,762	–	1,133,005	–
有担保	*Home equity*	340,705	–	343,560	–	339,540	–	345,180	–	342,919	–	348,154	–
事業者	*SME*	29,218	–	30,170	–	31,396	–	32,924	–	34,046	–	42,700	–
期初貸倒引当金 ①	*Allowance for bad debt (Beginning)* ①	81,693	5.62	81,693	5.60	81,693	5.63	81,693	5.55	81,928	5.54	81,928	5.38
貸倒発生額 ②	*Write-offs* ②	22,675	6.24	44,658	6.12	67,784	6.26	90,316	6.14	21,761	5.89	84,702	5.56
前年同月比	*yoy%*	5.7		0.6		2.0		–0.7		–4.0		–6.2	
無担保	*Unsecured*	20,735	7.66	40,446	7.45	61,044	7.55	81,193	7.42	19,609	7.12	74,682	6.59
有担保	*Home equity*	1,591	1.87	3,315	1.93	5,337	2.17	7,187	2.08	1,576	1.84	7,726	2.22
事業者	*SME*	347	4.75	896	5.94	1,402	6.08	1,935	5.88	576	6.77	2,294	5.37
保証債権等 ③	*Guarantee,etc* ③	180	–	393	–	671	–	926	–	403	–	1,438	–
個別貸倒引当金繰入（個別引当）※2 ④	*Non-operating Allowance for bad debt* ④	2,898	0.80	4,765	0.65	5,802	0.47	5,907	0.40	1,728	0.47	5,943	0.39
無担保	*Unsecured*	1,359	0.50	2,565	0.47	2,914	0.30	2,243	0.21	525	0.19	2,105	0.19
有担保	*Home equity*	1,513	1.78	2,188	1.27	2,847	1.03	3,613	1.05	1,156	1.35	3,749	1.08
事業者	*SME*	24	0.33	11	0.07	40	0.22	51	0.15	46	0.54	88	0.21
②+④	②+④	25,573	7.04	49,423	6.77	73,586	6.73	96,224	6.54	23,490	6.35	90,646	5.95
前年同月比	*yoy%*	6.0		3.0		1.7		–1.3		–8.2		–5.8	
無担保	*Unsecured*	22,095	8.16	43,012	7.92	63,958	7.85	83,436	7.63	20,134	7.31	76,787	6.78
有担保	*Home equity*	3,104	3.64	5,503	3.20	8,184	3.20	10,800	3.13	2,733	3.19	11,475	3.30
事業者	*SME*	372	5.09	907	6.01	1,443	6.30	1,987	6.04	622	7.31	2,383	5.58
貸倒関連費用(営業費用)※3	*Credit Cost*	26,276	7.24	49,874	6.84	74,102	6.77	97,385	6.62	23,574	6.38	84,265	5.53
期末貸倒引当金 ⑤	*Allowance for bad debt (End)* ⑤	82,216	5.66	81,750	5.60	81,537	5.61	81,928	5.57	81,609	5.52	74,108	4.86

※1：年換算値＝2Q+(3Q-2Q)×2

※2：個別貸倒引当金＝破産更生債権（有担保）＋民事再生債権

Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

※3：貸倒関連費用（営業費用）=-①期初貸倒引当金+②貸倒発生額+③保証債権等+④個別貸倒引当金額繰入+⑤期末貸倒引当金

Credit cost = Write-Offs② + Guarantee.ect③ + Non-operating allowance for bad debt④ + Allowance for bad debt(end)⑤ −Allowance for bad debt(beginning)①

イフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	04/6	/(L)%	04/9	/(L)%	04/12	/(L)%	05/3	/(L)%	05/6	/(L)%	2006/3(E)	/(L) %
営業貸付金 (L)	Loans outstanding (L)	1,452,500	–	1,459,310	–	1,452,319	–	1,471,767	–	1,478,728	–	1,523,860	–
無担保	Unsecured	1,082,576	–	1,085,579	–	1,081,381	–	1,093,662	–	1,101,762	–	1,133,005	–
有担保	Home equity	340,705	–	343,560	–	339,540	–	345,180	–	342,919	–	348,154	–
事業者	SME	29,218	–	30,170	–	31,396	–	32,924	–	34,046	–	42,700	–
類開示債権合計 ①	NPL total ①	123,083	8.47	127,416	8.73	129,290	8.90	128,662	8.74	131,639	8.90	–	–
四半期増減率	Qly Growth%	4.4		3.5		1.5		–0.5		2.3		–	
破綻先	Category 4	28,050	1.93	29,444	2.02	29,986	2.06	28,144	1.91	29,316	1.98	–	–
延滞債権	Category 3	43,042	2.96	46,015	3.15	46,820	3.22	48,221	3.28	49,377	3.34	–	–
3ヶ月以上延滞債権	Category 2	13,243	0.91	12,918	0.89	12,270	0.84	12,100	0.82	12,932	0.87	–	–
貸出条件緩和債権	Category 1	38,746	2.67	39,037	2.68	40,214	2.77	40,196	2.73	40,012	2.71	–	–
無担保ローン ②	②	71,644	6.62	72,885	6.71	73,570	6.80	73,025	6.68	74,154	6.73	–	–
四半期増減率	Qly Growth%	2.4		1.7		0.9		–0.7		1.5		–	
破綻先	Category 4	4,879	0.45	4,745	0.44	4,826	0.45	3,780	0.35	4,047	0.37	–	–
延滞債権	Category 3	18,737	1.73	19,832	1.83	19,769	1.83	20,261	1.85	20,775	1.89	–	–
3ヶ月以上延滞債権	Category 2	9,519	0.88	9,477	0.87	8,949	0.83	9,061	0.83	9,707	0.88	–	–
貸出条件緩和債権	Category 1	38,509	3.56	38,830	3.58	40,025	3.70	39,923	3.65	39,623	3.60	–	–
貸倒引当金 ③	Allowance for NPL ③	101,557	6.99	101,425	6.95	101,294	6.97	101,053	6.87	101,433	6.86	99,522	6.53
無税	Untaxable	86,516	5.96	99,488	6.82	99,191	6.83	99,700	6.77	100,097	6.77	98,395	6.46
有税	Taxable	15,041	1.04	1,936	0.13	2,103	0.14	1,353	0.09	1,335	0.09	1,126	0.07
流動 ④	Current assets ④	82,216	5.66	81,750	5.60	81,537	5.61	81,928	5.57	81,609	5.52	74,108	4.86
固定	Fixed assets	19,341	1.33	19,674	1.35	19,756	1.36	19,124	1.30	19,823	1.34	25,413	1.67
カバー率(ALL) ③/①	Coverage ratio (All) ③/①	82.5	–	79.6	–	78.3	–	78.5	–	77.1	–	–	–
カバー率(無担保)④/②	Coverage ratio (Unsecured) ④/②	114.8	–	112.2	–	110.8	–	112.2	–	110.1	–	–	–

先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)

旦し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に

有利となる取決めを行なった貸付金

Claims in bankruptcy:

Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arears:

NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months:

NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms:

NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

無担保ローン債権分類内訳(ストック)

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	04/6	/(L) %	05/3	/(L) %	05/6	/(L) %	2006/3*(E)*	/(L) %
無担保ローン残高 (L)	*Unsecured Loans outstanding (L)*	1,082,576	-	1,093,662	-	1,101,762	-	1,133,005	-
営業店残高	*Branch*	1,064,118	98.3	1,073,401	98.1	1,080,982	98.1	1,114,216	98.3
正常債権残高	*Ordinary Loan*	998,446	92.2	1,008,077	92.2	1,015,136	92.1	1,051,900	92.8
解約債権残高 ※1	*Defaulted Loan (1M+NPL)*	65,671	6.2	65,324	6.1	65,846	6.0	62,315	5.6
四半期増減率	*Qly Growth%*	2.6		-0.8		0.8		-4.6	
うち条件緩和債権	*Rescheduled Loan*	36,964	3.5	37,750	3.5	37,455	3.4	-	-
うちその他解約債権	*Other*	28,707	2.7	27,573	2.6	28,391	2.6	-	-
管理センター残高	*Collection Center*	18,458	1.7	20,261	1.9	20,779	1.9	18,788	1.7
四半期増減率	*Qly Growth%*	-1.3		2.2		2.6		-7.3	

※1:解約未収率=解約債権残高/営業店残高 Defaulted Loan(1M+NPL) / Unsecured Loans Outstanding (Branch's)

無担保ローン延滞遷移率(フロー)/年間比較

(%)

	年/決算月 *(Fiscal Year)*	04/6(3M)	増減率(yoy%)	05/3(12M)	増減率(yoy%)	05/6(3M)	増減率(yoy%)
解約発生率 ※2	*Default(1M+Arrearage)Ratio*	0.951	*-0.039*	0.905	*-0.066*	0.884	*-0.067*
うち介入発生率	*3rd Party Intervention*	0.586	*-0.042*	0.556	*-0.050*	0.553	*-0.033*
うち不履行発生率	*Other*	0.365	*0.004*	0.349	*-0.016*	0.331	*-0.034*
移管発生率 ※3	*Transfer(5M+Arrearage)Ratio*	0.588	*-0.012*	0.588	*-0.047*	0.553	*-0.035*
移管額	*Transfer(5M+Arrearage)*	18,777	-1.0	75,266	-6.5	17,993	-4.2

※2:解約発生率=解約発生金額/正常債権残高 Default Ratio = Default(1M+Arrearage) / Ordinary Loans
※3:移管発生比率=移管発生金額/営業店残高 Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

無担保ローン延滞遷移率(フロー)/四半期比較

(%)

	年/決算月 *(Fiscal Year)*	04/6(3M)	増減率(yoy%)	04/9(3M)	増減率(yoy%)	04/12(3M)	増減率(yoy%)	05/3(3M)	増減率(yoy%)	05/6(3M)	増減率(yoy%)
解約発生率 ※2	*Default(1M+Arrearage)Ratio*	0.951	*-0.039*	0.935	*-0.082*	0.875	*-0.035*	0.857	*-0.112*	0.884	*-0.067*
うち介入発生率	*3rd Party Intervention*	0.586	*-0.042*	0.565	*-0.090*	0.550	*-0.011*	0.520	*-0.058*	0.553	*-0.033*
うち不履行発生率	*Other*	0.365	*0.004*	0.369	*0.008*	0.325	*-0.025*	0.337	*-0.054*	0.331	*-0.034*
移管発生率 ※3	*Transfer(5M+Arrearage)Ratio*	0.588	*-0.012*	0.632		0.574	*-0.051*	0.559	*-0.096*	0.553	*-0.035*
移管額	*Transfer(5M+Arrearage)*	18,777	-1.0	20,196	-3.4	18,377	-7.3	17,915	-13.8	17,993	-4.2

※2:解約発生率=解約発生金額/正常債権残高 Default Ratio = Default(1M+Arrearage) / Ordinary Loans
※3:移管発生比率=移管発生金額/営業店残高 Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

イフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

倒償却要因別状況/残高(無担保ローン)/年間比較

(百万円/¥Million)

	年/決算月(Fiscal Year)		04/6(3M)	償却単価※1 (per account)	05/3(12M)	償却単価※1 (per account)	05/6(3M)	償却単価※1 (per account)
理由(合計)	Reason for Write-off (Total)	Share	20,735	434	81,193	439	19,609	443
		yoy%	3.8		-2.6		-5.4	
破産	Bankruptcy		7,355	512	28,941	513	6,250	538
占有率		Share	35.5%		35.6%		31.9%	
		yoy%	-16.1		-17.9		-15.0	
元金損失 ※2	Waiver of principal due to		4,352	-	20,379	-	4,475	-
占有率	a settlement with lawyer ※2	Share	21.0%		25.1%		22.8%	
		yoy%	10.7		10.8		2.8	
連絡不能等	Loss of contact, etc.		4,725	373	15,233	374	3,809	365
占有率		Share	22.8%		18.8%		19.4%	
		yoy%	16.2		-3.3		-19.4	
介入後未決	Unsettled intervention		1,881	485	6,477	493	2,377	513
占有率		Share	9.1%		8.0%		12.1%	
		yoy%	43.2		25.7		26.4	
不履行	No intention to repay		2,421	352	10,161	360	2,696	361
占有率		Share	11.7%		12.5%		13.8%	
		yoy%	28.2		15.4		11.3	

※1 償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※2 元金損失1口座あたり単価(04/6:288千円、05/3:329千円、05/6:357千円)　Write-offs per account of Waiver of principal due to a settlement with lawyer: 04/6:288, 05/3:329, 05/6:357(¥Thousand)

倒償却要因別状況/残高(無担保ローン)/四半期比較

(百万円/¥Million)

	年/決算月(Fiscal Year)		04/6(3M)	償却単価※1 (per account)	04/9(3M)	償却単価※1 (per account)	04/12(3M)	償却単価※1 (per account)	05/3(3M)	償却単価※1 (per account)	05/6(3M)	償却単価※1 (per account)
理由(合計)	Reason for Write-off (Total)		20,735	434	19,710	440	20,598	438	20,149	447	19,609	443
		Qly Growth%	-6.1		-4.9		2.1		-2.2		-5.4	
破産	Bankruptcy		7,355	512	7,979	510	6,929	512	6,676	519	6,250	538
占有率		Share	35.5%		40.5%		33.6%		33.1%		31.9%	
		Qly Growth%	-15.8		8.5		-12.0		1.0		-15.0	
元金損失	Waiver of principal due to		4,352	-	4,102	-	5,743	-	6,181	-	4,475	-
占有率	a settlement with lawyer	Share	21.0%		20.8%		27.9%		30.7%		22.8%	
		Qly Growth%	-14.3		-5.7		12.5		7.6		2.8	
連絡不能等	Loss of contact, etc.		4,725	373	3,771	374	3,845	376	2,891	374	3,809	365
占有率		Share	22.8%		19.1%		18.7%		14.4%		19.4%	
		Qly Growth%	10.0		-20.2		7.0		-24.8		-19.4	
介入後未決	Unsettled intervention		1,881	485	1,517	474	1,361	498	1,717	518	2,377	513
占有率		Share	9.1%		7.7%		6.6%		8.5%		12.1%	
		Qly Growth%	44.9		-19.4		17.8		26.1		26.4	
不履行	No intention to repay		2,421	352	2,339	357	2,718	365	2,681	367	2,696	361
占有率		Share	11.7%		11.9%		13.2%		13.3%		13.8%	
		Qly Growth%	-9.8		-3.4		11.1		-1.3		11.3	

ライフ営業指標 (Review of Operation / LIFE)

業債権ベース(Managed Asset Basis)

) 営業実績 (Operating Results)

年/決算月 (Fiscal Year)		04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6 ①	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
残高 (百万円)	Balance (¥Million)	724,756	4.7	751,553	7.0	771,989	6.5	799,581	6.4
割賦売掛金	Installment Receivable	274,583	5.4	285,867	11.3	301,173	9.7	304,137	6.4
総合斡旋	Credit Card Shopping	82,061	11.2	79,622	11.3	93,368	13.8	83,518	4.9
個品斡旋	Installment Sales Finance	192,522	3.1	206,245	11.3	207,802	7.9	220,619	7.0
オートローン	Automobile	1,078	-80.8	-	-	-	-	-	-
特定	Service	115,201	3.6	134,874	20.6	135,304	17.5	145,929	8.2
一般	Goods	66,999	16.7	62,248	0.9	63,711	-4.9	65,866	5.8
代位弁済	Collateral	9,243	-25.6	9,121	-5.3	8,786	-4.9	8,823	-3.3
リース他	Lease etc.	0	-	0	-	2	-	-	-
営業貸付金	Loans (Cash Advance)	346,055	9.1	367,459	8.4	374,275	8.2	401,978	9.4
カードキャッシング	with Credit Card	204,821	5.0	209,300	3.2	211,843	3.4	224,772	7.4
キャッシュプラザ	with Loan Card (Life Play Card)	140,567	16.0	157,630	16.3	161,921	15.2	176,744	12.1
その他	Other	666	-21.8	528	-31.9	510	-23.4	461	-12.7
信用保証売掛金	Guarantee	104,117	-9.0	98,226	-7.6	96,541	-7.3	93,465	-4.8
パートナー	Partner Loan (Automobile)	2,020	-64.3	1,194	-52.3	1,057	-47.7	655	-45.1
銀行保証	Bank Loan	67,248	-2.4	65,305	-3.8	64,439	-4.2	64,735	-0.9
住宅	Home Loan	34,848	-12.5	31,726	-11.5	31,044	-10.9	28,074	-11.5
クレジットカード	Credit Card								
有効カード会員数 (千人)	Number of Card Holders (Thousand)	11,192	*1,029*	11,916	*884*	12,170	*978*	12,844	*928*
プロパー	Proper	1,643	*117*	1,710	*85*	1,722	*79*	1,817	*107*
提携	Affinity	9,549	*912*	10,205	*799*	10,448	*899*	11,027	*822*
新規発券枚数 (千枚)	Number of New Issue (Thousand)	475	*-55*	2,086	*-56*	553	*78*	2,184	*98*
プロパー	Proper	45	*0*	207	*15*	51	*6*	235	*28*
提携	Affinity	429	*-56*	1,878	*-72*	502	*73*	1,949	*71*
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)								
総合斡旋	Shopping	57	7.5	54	17.4	59	3.5	53	-1.9
キャッシング	Cashing	221	-2.6	219	-2.2	214	-3.2	216	-1.4
買上実績 (百万円)	Purchase Results (¥Million)								
個品斡旋	Installment Sales Finance	32,505	15.6	135,646	14.8	29,946	-7.9	139,945	3.2
カード事業	Credit Card	141,015	9.9	597,314	9.9	163,256	15.8	661,739	10.8
総合斡旋	Shopping	84,871	18.2	373,130	17.3	104,846	23.5	419,629	12.5
キャッシング	Cashing	56,144	-0.5	224,184	-0.5	58,409	4.0	242,109	8.0

会計残高

(On-Balance)		05/6 ②	増減率(yoy%)	(Off-Balance) 05/6 ①-②
残高	Balance	594,571	13.1	177,418
割賦売掛金	Installment Receivable	223,996	20.1	77,177
総合斡旋	Credit Card Shopping	72,877	25.3	20,491
個品斡旋	Installment Sales Finance	151,116	17.7	56,686
オートローン	Automobile	-	-	-
特定	Service	-	-	-
一般	Goods	-	-	-
代位弁済	Collateral	-	-	-
リース他	Lease etc.	2	-	-
営業貸付金	Loans (Cash Advance)	274,033	16.5	100,242
カードキャッシング	with Credit Card	142,277	2.0	69,566
キャッシュプラザ	with Loan Card (Life Play Card)	131,244	38.2	30,677
その他	Other	510	-23.4	-
信用保証売掛金	Guarantee	96,541	-7.3	-
パートナー	Partner Loan (Automobile)	1,057	-47.7	-
銀行保証	Bank Loan	64,439	-4.2	-
住宅	Home Loan	31,044	-10.9	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		04/6	増減数(yoy)	05/3	増減数(yoy)	05/6	増減数(yoy)	2006/3 (E)	増減数(yoy)
営業店舗数 (店)	Business Branches	276	*33*	280	*12*	281	*5*	300	*20*
営業店舗	Branches	69	*0*	69	*0*	69	*0*	69	*0*
ライフカード店	Life card (new concept branches)	1	*0*	7	*6*	7	*6*	9	*2*
キャッシュプラザ等	Cash Plaza, etc.	206	*32*	204	*6*	205	*-1*	222	*18*
有人	Staffed	118	*16*	114	*5*	114	*-4*	114	*0*
無人	Unstaffed	88	*16*	90	*1*	91	*3*	108	*18*
加盟店数 (社)	Member Merchant	91,956	*7,405*	95,281	*4,725*	96,001	*4,045*	100,253	*4,972*
正社員数 (a) (人)	N. of Employees (regulary payroll) (a)	1,867	*-47*	1,786	*13*	1,901	*34*	1,825	*39*
非正社員数 (b) (人)	N. of Employees (temp.) (b)	1,679	*-26*	1,739	*34*	1,782	*103*	1,871	*132*
合計 (a)+(b) (人)	Total (a)+(b)	3,546	*-73*	3,525	*47*	3,683	*137*	3,696	*171*
非正社員比率 (b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	47.3	*0.2*	49.3	*0.3*	48.4	*1.0*	50.6	*1.3*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ損益の内訳 (Revenue and Expenses / LIFE)

業債権ベース(Managed Asset Basis)

(百万円/¥Million)

年/決算月(Fiscal Year)		04/6	営業収益比(%)	05/3	営業収益比(%)	増減率(yoy%)	05/6 a	営業収益比(%)	増減率(yoy%)	年換算(参考) b=a×4	2006/3(E)	営業収益比(%)	増減率(yoy%)
収益	Operating Revenue	30,002	100.0	123,881	100.0	8.9	32,826	100.0	9.4	131,304	135,458	100.0	9.3
割賦売掛金収益	Installment Receivable	6,507	21.7	26,870	21.7	10.1	7,178	21.9	10.3	28,712	29,648	21.9	10.3
総合斡旋	Credit Card Shopping	2,217	7.4	9,313	7.5	10.8	2,514	7.7	13.4	10,056	10,281	7.6	10.4
個品斡旋	Installment Sales Finance	4,273	14.2	17,501	14.1	10.1	4,655	14.2	8.9	18,620	19,327	14.3	10.4
その他	Other	16	0.1	55	0.0	-50.0	8	0.0	-50.0	32	39	0.0	-29.1
営業貸付収益	Loans (Cash Advance)	20,246	67.5	84,919	68.5	7.7	22,186	67.6	9.6	88,744	93,440	69.0	10.0
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	11,792	39.3	48,558	39.2	3.4	12,323	37.5	4.5	49,292	51,431	38.0	5.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	8,442	28.1	36,313	29.3	14.2	9,853	30.0	16.7	39,412	41,972	31.0	15.6
その他融資	Other	10	0.0	48	0.0	-4.0	8	0.0	-20.0	32	35	0.0	-27.1
信用保証	Guarantee	1,004	3.3	4,044	3.3	5.3	1,060	3.2	5.6	4,240	4,403	3.3	8.9
その他の金融収益	Other Financial Revenue	22	0.1	50	0.0	-16.7	15	0.0	-31.8	60	46	0.0	-8.0
その他の営業収益	Other Operating Revenue	2,221	7.4	7,995	6.5	21.1	2,386	7.3	7.4	9,544	7,919	5.8	-1.0
償却債権回収額	Bad Debt Recovery	899	3.0	3,175	2.6	18.9	898	2.7	-0.1	3,592	3,405	2.5	7.2
その他の業務収入	Other	1,322	4.4	4,819	3.9	22.5	1,488	4.5	12.6	5,952	4,513	3.3	-6.3
費用	Operating Expenses	26,962	89.9	107,401	86.7	5.4	27,694	84.4	2.7	110,776	114,466	84.5	6.6
金融費用	Financial Expenses	2,114	7.0	8,806	7.1	2.5	2,181	6.6	3.2	8,724	9,952	7.3	13.0
貸倒関連費用	Credit Cost	9,926	33.1	39,775	32.1	4.9	10,513	32.0	5.9	42,052	38,557	28.5	-3.1
その他の営業費用	Other Operating Expenses(SG&A)	14,921	49.7	58,819	47.5	6.1	14,999	45.7	0.5	59,996	65,956	48.7	12.1
広告宣伝費	Advertising Expenses	1,809	6.0	5,464	4.4	8.1	2,045	6.2	13.0	8,180	5,934	4.4	8.6
人件費	Salaries	3,817	12.7	15,257	12.3	0.7	4,152	12.6	8.8	16,608	16,729	12.3	9.6
その他	Other	9,294	31.0	38,096	30.8	8.1	8,801	26.8	-5.3	35,204	43,292	32.0	13.6
販売費	Sales Cost	4,039	13.5	17,623	14.2	11.8	4,200	12.8	4.0	16,800	19,731	14.6	12.0
ｼｽﾃﾑ費	System Cost	2,787	9.3	10,698	8.6	5.3	1,998	6.1	-28.3	7,992	12,561	9.3	17.4
施設費	Rent Cost	916	3.1	3,500	2.8	-7.8	949	2.9	3.6	3,796	4,530	3.3	29.4
管理費	Admin Cost	1,550	5.2	6,274	5.1	13.8	1,652	5.0	6.6	6,608	6,468	4.8	3.1
利益	Operating Income	3,039	10.1	16,480	13.3	39.7	5,131	15.6	68.8	20,524	20,992	15.5	27.4
営業外利益	Non-operating Income	14	0.0	94	0.1	-73.5	20	0.1	42.9	80	23	0.0	-75.5
営業外費用	Non-operating Expenses	25	0.1	50	0.0	-27.5	5	0.0	-80.0	20	15	0.0	-70.0
利益	Ordinary Income	3,028	10.1	16,524	13.3	36.8	5,146	15.7	69.9	20,584	21,000	15.5	27.1
特別利益	Extraordinary Income	9	0.0	217	0.2	-94.9	138	0.4	1,433.3	552	120	0.1	-44.7
特別損失	Extraordinary Losses	3	0.0	885	0.7	-85.6	13	0.0	333.3	52	66	0.0	-92.5
前利益(a)	Income before Income Taxes(a)	3,034	10.1	15,856	12.8	55.5	5,271	16.1	73.7	21,084	21,053	15.5	32.8
法人税･住民税及び事業税(b)	Income Taxes(b)	62	0.2	225	0.2	3.2	55	0.2	-11.3	220	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	1,245	4.1	4,952	4.0	-	2,154	6.6	73.0	8,616	8,547	6.3	-
純利益	Net Income	1,726	5.8	10,679	8.6	-33.8	3,061	9.3	77.3	12,244	12,265	9.1	14.9
税率(b+c)/a(%)	Real Tax Rate (b+c)/a (%)	43.1	-	32.7	-	-	41.9	-	-	-	41.7	-	-

:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

ote: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース(*On-Balance*)

(百万円/¥ *Million*)

年/決算月	(*Fiscal Year*)	04/6	営業収益比 (%)	05/3	営業収益比 (%)	増減率 (yoy%)	05/6 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4	2006/3 (*E*)	営業収益比 (%)	増減率 (yoy%)
業収益	*Operating Revenue*	29,556	100.0	121,972	100.0	9.3	32,385	100.0	9.6	129,540	133,600	100.0	9.5
割賦売掛金収益	*Installment Receivable*	6,137	20.8	26,267	21.5	11.3	6,903	21.3	12.5	27,612	28,834	21.6	9.8
総合斡旋	*Credit Card Shopping*	2,078	7.0	9,090	7.5	11.7	2,338	7.2	12.5	9,352	9,808	7.3	7.9
個品斡旋	*Installment Sales Finance*	4,043	13.7	17,120	14.0	11.6	4,556	14.1	12.7	18,224	18,985	14.2	10.9
その他	*Other*	16	0.1	55	0.0	-50.0	8	0.0	-50.0	32	39	0.0	-29.1
営業貸付収益	*Loans (Cash Advance)*	20,170	68.2	83,613	68.6	8.8	22,020	68.0	9.2	88,080	92,396	69.2	10.5
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	11,725	39.7	47,817	39.2	4.3	12,251	37.8	4.5	49,004	50,823	38.0	6.3
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	8,434	28.5	35,747	29.3	15.4	9,759	30.1	15.7	39,036	41,537	31.1	16.2
その他融資	*Other*	10	0.0	48	0.0	-4.0	8	0.0	-20.0	32	35	0.0	-27.1
信用保証	*Guarantee*	1,004	3.4	4,044	3.3	5.3	1,060	3.3	5.6	4,240	4,403	3.3	8.9
その他の金融収益	*Other Financial Revenue*	22	0.1	50	0.0	-16.7	15	0.0	-31.8	60	46	0.0	-8.0
その他の営業収益	*Other Operating Revenue*	2,221	7.5	7,995	6.6	11.1	2,386	7.4	7.4	9,544	7,919	5.9	-1.0
償却債権回収額	*Bad Debt Recovery*	899	3.0	3,175	2.6	18.9	898	2.8	-0.1	3,592	3,405	2.5	7.2
その他の業務収入	*Other*	1,322	4.5	4,819	4.0	6.5	1,488	4.6	12.6	5,952	4,513	3.4	-6.3
業費用	*Operating Expenses*	26,517	89.7	105,492	86.5	5.7	27,254	84.2	2.8	109,016	112,608	84.3	6.7
金融費用	*Financial Expenses*	1,669	5.6	6,897	5.7	7.3	1,741	5.4	4.3	6,964	8,094	6.1	17.4
貸倒関連費用	*Credit Cost*	9,926	33.6	39,775	32.6	4.9	10,513	32.5	5.9	42,052	38,557	28.9	-3.1
その他の営業費用	*Other Operating Expenses(SG&A)*	14,921	50.5	58,819	48.2	6.1	14,999	46.3	0.5	59,996	65,956	49.4	12.1
広告宣伝費	*Advertising Expenses*	1,809	6.1	5,464	4.5	8.1	2,045	6.3	13.0	8,180	5,934	4.4	8.6
人件費	*Salaries*	3,817	12.9	15,257	12.5	0.7	4,152	12.8	8.8	16,608	16,729	12.5	9.6
その他	*Other*	9,294	31.4	38,096	31.2	8.1	8,801	27.2	-5.3	35,204	43,292	32.4	13.6
販売費	*Sales Cost*	4,039	13.7	17,623	14.4	11.8	4,200	13.0	4.0	16,800	19,731	14.8	12.0
ｼｽﾃﾑ費	*System Cost*	2,787	9.4	10,698	8.8	5.3	1,998	6.2	-28.3	7,992	12,561	9.4	17.4
施設費	*Rent Cost*	916	3.1	3,500	2.9	-7.8	949	2.9	3.6	3,796	4,530	3.4	29.4
管理費	*Admin Cost*	1,550	5.2	6,274	5.1	13.8	1,652	5.1	6.6	6,608	6,468	4.8	3.1
業利益	*Operating Income*	3,039	10.3	16,480	13.5	39.7	5,131	15.8	68.8	20,524	20,992	15.7	27.4
営業外利益	*Non-operating Income*	14	0.0	94	0.1	-73.5	20	0.1	42.9	80	23	0.0	-75.5
営業外費用	*Non-operating Expenses*	25	0.1	50	0.0	-27.5	5	0.0	-80.0	20	15	0.0	-70.0
常利益	*Ordinary Income*	3,028	10.2	16,524	13.5	36.8	5,146	15.9	69.9	20,584	21,000	15.7	27.1
特別利益	*Extraordinary Income*	9	0.0	217	0.2	-94.9	138	0.4	1,433.3	552	120	0.1	-44.7
特別損失	*Extraordinary Losses*	3	0.0	885	0.7	-85.6	13	0.0	333.3	52	66	0.0	-92.5
引前利益(a)	*Income before Income Taxes(a)*	3,034	10.3	15,856	13.0	55.5	5,271	16.3	73.7	21,084	21,053	15.8	32.8
法人税・住民税及び事業税(b)	*Income Taxes(b)*	62	0.2	225	0.2	3.2	55	0.2	-11.3	220	240	0.2	6.7
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	1,245	4.2	4,952	4.1	-	2,154	6.7	73.0	8,616	8,547	6.4	-
期純利益	*Net Income*	1,726	5.8	10,679	8.8	-33.8	3,061	9.5	77.3	12,244	12,265	9.2	14.9
質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	43.1	-	32.7	-	-	41.9	-	-	-	41.7	-	-

イフ資金調達の状況 (Review of Funding / LIFE)

権ベース(Managed Asset Basis) / 会計ベース(On-Balance)

態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥Million)

年/決算月 (Fiscal Year)		04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	2006/3(E)	構成比(%)	On-Balance 05/6	構成比(%)
	Borrowings	292,744	56.3	346,077	65.2	327,487	59.5	346,379	61.3	327,487	90.7
市銀行	City Banks	917	0.2	4,500	0.8	4,500	0.8	-	-	4,500	1.2
期信用銀行	Long-Term Credit Banks	19,147	3.7	28,375	5.3	32,508	5.9	-	-	32,508	9.0
託銀行	Trust Banks	28,671	5.5	39,470	7.4	43,968	8.0	-	-	43,968	12.2
方銀行･第二地方銀行	Regional Banks	32,390	6.2	43,955	8.3	45,427	8.3	-	-	45,427	12.6
統金融機関	Cooperative Financial Ins.	22,203	4.3	34,167	6.4	36,837	6.7	-	-	36,837	10.2
命保険会社	Life Insurance	6,471	1.2	6,087	1.1	5,222	0.9	-	-	5,222	1.4
害保険会社	Non-Life Insurance	1,523	0.3	2,942	0.6	2,579	0.5	-	-	2,579	0.7
の他	Other	47,272	9.1	54,806	10.3	54,796	10.0	-	-	54,796	15.2
ンジケートローン	Syndicated Loan	16,150	3.1	12,775	2.4	11,650	2.1	-	-	11,650	3.2
イフル	AIFUL	118,000	22.7	119,000	22.4	90,000	16.4	-	-	90,000	24.9
債等	CP and Bonds	227,480	43.7	184,949	34.8	222,947	40.5	218,880	38.7	33,500	9.3
券化	ABS	206,980	39.8	174,949	32.9	189,447	34.4	-	-	-	-
P	CP	10,500	2.0	-	-	23,500	4.3	-	-	23,500	6.5
通社債	SB	10,000	1.9	10,000	1.9	10,000	1.8	-	-	10,000	2.8
合 計	Total	520,224	100.0	531,026	100.0	550,434	100.0	565,259	100.0	360,987	100.0

期･短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥Million)

年/決算月 (Fiscal Year)		04/6	構成比(%)	05/3	構成比(%)	05/6	構成比(%)	2006/3(E)	構成比(%)	On-Balance 05/6	構成比(%)
達	Short-term Borrowings	61,397	11.8	56,240	10.6	83,650	15.2	54,000	9.6	83,650	23.2
期借入	Borrowings	50,897	9.8	56,240	10.6	60,150	10.9	-	-	60,150	16.7
P	CP	10,500	2.0	-	-	23,500	4.3	-	-	23,500	6.5
達	Long-term Borrowings	458,827	88.2	474,786	89.4	466,784	84.8	511,259	90.4	277,337	76.8
定金利借入	Fixed Rate	24,609	4.7	46,365	8.7	51,541	9.4	-	-	51,541	14.3
動金利借入	Floating Rate	217,238	41.8	243,472	45.8	215,796	39.2	-	-	215,796	59.8
債等(固定)	ABS (Fixed Bond)	81,436	15.7	98,204	18.5	93,427	17.0	-	-	10,000	2.8
普通社債	SB	10,000	1.9	10,000	1.9	10,000	1.8	-	-	10,000	2.8
証券化	ABS	71,436	13.7	88,204	16.6	83,427	15.2	-	-	-	-
債等(変動)	ABS (Floating Bond)	135,544	26.1	86,744	16.3	106,019	19.3	-	-	-	-
証券化	ABS	135,544	26.1	86,744	16.3	106,019	19.3	-	-	-	-
キャップ	With Cap	125,544	24.1	86,744	16.3	76,019	13.8	-	-	-	-
合 計	Total	520,224	100.0	531,026	100.0	550,434	100.0	565,259	100.0	360,987	100.0

開始年月日が未到来のキャップ･スワップはございません。

金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		04/6	05/3	05/6	2006/3(E)
利	Funding Cost	1.41	1.46	1.30	1.47
接	Indirect	1.89	1.77	1.67	1.86
接	Direct	0.79	0.87	0.76	0.86

周達金利＝末約定ベース平均表面金利 ※Funding Cost = Interest Rate／Average Borrowing

(%)

		04/6	05/3	05/6	2006/3(E)
ライムレート	Long term prime rate	1.90	1.65	1.45	2.00

イフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

. ライフ貸倒&不良債権　(Credit Cost & NPL's ／ LIFE)

営業債権ベース／年間比較(Managed Asset Basis／YOY%)

(百万円/¥ Million)

		04/6(3M)			05/3(12M)			05/6(3M)			2006/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
計	Total	9,964	724,756	1.37	36,658	751,553	4.88	9,845	771,989	1.28	38,620	799,581	4.83
増減率	yoy%	6.7			3.1			-1.2			5.4		
カード	Card	4,129	286,882	1.44	15,257	288,923	5.28	4,111	305,211	1.35	15,513	308,290	5.03
増減率	yoy%	11.0			0.1			-0.4			1.7		
総合斡旋	Shopping	621	82,061	0.76	2,115	79,622	2.66	552	93,368	0.59	2,083	83,518	2.49
キャッシング	Cashing	3,508	204,821	1.71	13,141	209,300	6.28	3,559	211,843	1.68	13,430	224,772	5.98
個品斡旋	Installment Sales Finance	1,472	183,279	0.80	4,994	197,123	2.53	1,535	199,015	0.77	5,539	211,796	2.62
増減率	yoy%	-23.0			-17.7			4.3			10.9		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	2,985	140,567	2.12	11,445	157,630	7.26	3,311	161,921	2.04	13,117	176,744	7.42
増減率	yoy%	23.0			8.3			10.9			14.6		
信用保証	Guarantee	630	74,341	0.85	1,967	70,484	2.79	531	69,400	0.77	1,947	69,205	2.81
増減率	yoy%	-25.1			-16.0			-15.7			-1.0		
住宅	Home Loan	738	39,019	1.89	1,266	37,042	3.42	113	36,103	0.31	846	33,187	2.55
増減率	yoy%	1,842.1			142.8			-84.7			-33.2		
その他	Other	7	666	1.11	1,728	349	–	242	336	–	1,656	357	–
増減率	yoy%	-98.2			108.3			3,160.7			-4.2		
カード事故	Fraudulent Use of Credit Card	0	–	–	1,159	–	–	90	–	–	1,086	–	–
加盟店未精算金	Loss from Member Merchant Fraudulent	1	–	–	526	–	–	147	–	–	540	–	–
その他	Other	5	–	–	42	–	–	3	–	–	28	–	–

買上金額(取扱高)ベース／年間比較　(Write-off ／ Transaction Volume ／ YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/6			05/3			05/6			2006/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
合斡旋	Shopping	621	84,871	0.73	2,115	373,130	0.57	552	104,847	0.53	2,083	419,629	0.50

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ利回り (Average Yield / LIFE)

権ベース(*Managed Asset Basis*)

(%)

		04/6	増減数(yoy)	05/3	増減数(yoy)	05/6	増減数(yoy)	2006/3 *(E)*	増減数(yoy)
	Total	16.0	*0.6*	16.9	*0.5*	17.2	*1.2*	17.4	*0.5*
賦売掛金収益	*Installment Receivable*	10.1	*0.1*	9.8	*0.3*	9.8	*-0.3*	10.0	*0.1*
ｸﾚｼﾞｯﾄｶｰﾄﾞ(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	11.5	*-0.2*	11.8	*0.1*	11.9	*0.4*	12.3	*0.5*
信販事業(個品)	*Installment Sales Finance*	9.6	*0.2*	9.5	*0.3*	9.4	*-0.2*	9.4	*-0.1*
業貸付収益	*Loans (Cash Advance)*	24.2	*0.0*	24.0	*-0.3*	24.0	*-0.2*	24.2	*0.2*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	23.6	*0.2*	23.4	*-0.4*	23.4	*-0.2*	23.8	*0.4*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	25.1	*-0.4*	24.9	*-0.5*	24.8	*-0.3*	24.9	*0.0*
用保証	*Guarantee*	3.8	*0.5*	4.0	*0.6*	4.3	*0.5*	4.6	*0.7*

) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

銀行保証事業 (Bank Loan Guarantee/AIFUL & LIFE)

フル(*AIFUL*)

			04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)
高	(百万円)	*Loans*	30,882	-	43,180	58.1	47,588	54.1
人保証	(百万円)	*Personal loans*	29,358	-	35,267	35.9	36,658	24.9
携先金融機関	(行)	*Tie-up Banks*	*33*	-	41	*9*	41	*8*
業者保証	(百万円)	*Small business loans*	1,524	-	7,912	482.6	10,930	617.2
携先金融機関	(行)	*Tie-up Banks*	*8*	-	32	*25*	36	*28*

体数値は増減数　Notes: Italic Font = Increase or Decrease

フ(*LIFE*)

			04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)
高	(百万円)	*Loans*	67,248	-	65,305	-3.8	64,439	-4.2
型商品	(百万円)	*High Yield Product*	20,936	-	24,046	22.7	24,564	17.3
携先機関	(行)	*Tie-up Banks*	70	-	103	*38*	103	*33*
型商品	(百万円)	*Low Yield Product*	46,312	-	41,258	-14.6	39,874	-13.9
携先機関	(行)	*Tie-up Banks*	37	-	35	*-6*	31	*-6*

体数値は増減数　Notes: Italic Font = Increase or Decrease

イフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

事業者ローン2社の営業指標 *(Review of Operation / SME Loan Subsidiaries)*

ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

		年/決算月 *(Fiscal Year)*	04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
業貸付金残高	(百万円)	*Loans Outstanding (¥ Million)*	32,014	88.1	47,622	72.6	52,521	64.1	69,516	46.0
座数	(千件)	*Customer Accounts (Thousand)*	25	78.6	32	42.7	34	38.7	43	34.4
口座当たり残高	(千円)	*Per Account (¥ Thousand)*	1,278	10.2	1,455	20.9	1,512	18.3	1,592	9.4
規顧客件数	(千件)	*New Accounts (Thousand)*	3	50.0	13	6.8	3	9.4	15	15.4
業店舗数	(店)	*Loan Business Branches*	2	*0*	4	*2*	7	*5*	7	*3*
有人店舗		*Staffed*	2	*0*	4	*2*	7	*5*	7	*3*
無人店舗		*Unstaffed*	–	–	–	–	–	–	–	–
員数	(人)	*Number of Employees*	54	*7*	65	*8*	80	*26*	95	*30*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

シティズ*(City's / Acquisition : Oct 2002)*

		年/決算月 *(Fiscal Year)*	04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
業貸付金残高	(百万円)	*Loans Outstanding (¥ Million)*	32,560	14.1	45,673	46.3	51,613	58.5	70,039	53.3
座数	(千件)	*Customer Accounts (Thousand)*	15	0.0	21	36.2	23	48.0	31	47.6
口座当たり残高	(千円)	*Per Account (¥ Thousand)*	2,041	7.3	2,163	7.4	2,185	7.1	2,230	3.1
規顧客件数	(千件)	*New Accounts (Thousand)*	1	–	9	107.7	3	132.3	15	66.7
業店舗数	(店)	*Loan Business Branches*	42	*5*	50	*12*	57	*15*	63	*13*
有人店舗		*Staffed*	42	*5*	50	*12*	57	*15*	63	*13*
無人店舗		*Unstaffed*	0	–	–	–	–	–	–	–
員数	(人)	*Number of Employees*	553	*110*	762	*316*	810	*257*	972	*210*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

5. 消費者金融グループ会社の営業指標 (*Review of Operation / Consumer Finance Subsidiaries*)

)トライト (*Tryto / Merged : April 2004*)

年/決算月 (*Fiscal Year*)				04/6	増減率(yoy%)	05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (*E*)	増減率(yoy%)
営業貸付金残高	(百万円)	Loans Outstanding	(¥ Million)	55,640	–	58,121	–	59,993	7.8	64,937	11.7
口座数	(千件)	Customer Accounts	(Thousand)	168	–	165	–	167	–0.5	173	4.8
一口座当たり残高	(千円)	Per Account	(¥ Thousand)	330	–	350	–	357	8.3	373	6.6
新規顧客件数	(千件)	New Accounts	(Thousand)	7	–	35	–	10	37.6	40	16.4
営業店舗数	(店)	Loan Business Branches		100	–	100	–	101	*1*	108	*8*
有人店舗		Staffed		48	–	48	–	49	*1*	56	*8*
無人店舗		Unstaffed		52	–	52	–	52	*0*	52	*0*
社員数	(人)	Number of Employees		265	–	252	–	288	*23*	293	*41*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

)ワイド (*Wide / Acquisition : June 2004*) ※1

営業債権ベース (Managed Asset Basis)

年/決算月 (*Fiscal Year*)				05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (*E*)	増減率(yoy%)
営業貸付金残高		Loans Outstanding	(¥ Million)	95,345	–	97,909	–	102,658	7.7
口座数	(千件)	Customer Accounts	(Thousand)	204	–	213	–	231	13.2
一口座当たり残高	(千円)	Per Account	(¥ Thousand)	466	–	459	–	444	–4.7
新規顧客件数	(千件)	New Accounts	(Thousand)	52	–	18	–	67	28.8
営業店舗数	(店)	Loan Business Branches		293	–	293	–	294	*1*
有人店舗		Staffed		33	–	33	–	34	*1*
無人店舗		Unstaffed		260	–	260	–	260	*0*
社員数	(人)	Number of Employees		358	–	383	–	486	*128*

※1 2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

TCM/ Acquisition : June 2004) ※2

営業債権ベース (Managed Asset Basis)

年/決算月 (*Fiscal Year*)				05/3	増減率(yoy%)	05/6	増減率(yoy%)	2006/3 (*E*)	増減率(yoy%)
営業貸付金残高		Loans Outstanding	(¥ Million)	9,212	–	9,138	–	9,647	4.7
口座数	(千件)	Customer Accounts	(Thousand)	26	–	25	–	26	0.0
一口座当たり残高	(千円)	Per Account	(¥ Thousand)	343	–	352	–	370	7.9
新規顧客件数	(千件)	New Accounts	(Thousand)	–	–	0	–	3	–
営業店舗数	(店)	Loan Business Branches		27	–	24	–	27	*0*
有人店舗		Staffed		10	–	10	–	10	*0*
無人店舗		Unstaffed		17	–	14	–	17	*0*
社員数	(人)	Number of Employees		44	–	49	–	50	*6*

※2 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

7. グループ経営一覧表 (*Group Management*)

(百万円/￥*Million*)

		04/6		05/3		05/6				2006/3(*E*)		
			構成比 %		構成比 %	a	構成比 %	増減率 yoy%	年換算(参考) b=ax4		構成比 %	増減率 yoy%
営業債権残高合計	*Total Receivable Outstanding*	2,319,292	100.0	2,522,579	100.0	2,569,561	100.0	10.8	-	2,701,923	100.0	7.1
アイフル ※1	*Aiful ※1*	1,483,491	64.0	1,515,007	60.1	1,526,359	59.4	2.9	-	1,585,542	58.7	4.7
ライフ	*Life*	715,513	30.9	751,553	29.8	771,989	30.0	7.9	-	799,581	29.6	6.4
ビジネクスト	*Businext*	32,014	1.4	47,622	1.9	52,521	2.0	64.1	-	69,516	2.6	46.0
シティズ	*City's*	32,560	1.4	45,673	1.8	51,613	2.0	58.5	-	70,039	2.6	53.3
ワイド	*Wide*	-	-	95,345	3.8	97,909	3.8	-	-	102,658	3.8	7.7
トライト ※2	*Tryto ※2*	55,713	2.4	58,164	2.3	60,029	2.3	7.7	-	64,937	2.4	11.6
ティーシーエム ※3	*TCM ※3*	-	-	9,212	0.4	9,138	0.4	-	-	9,647	0.4	4.7
営業収益	*Total Operating Revenue*	121,047	100.0	518,416	100.0	134,675	100.0	11.3	538,700	555,049	100.0	7.1
アイフル	*Aiful*	84,587	69.9	340,615	65.7	85,741	63.7	1.4	342,964	349,578	63.0	2.6
ライフ	*Life*	29,556	24.4	121,972	23.5	32,385	24.0	9.6	129,540	133,600	24.1	9.5
ビジネクスト	*Businext*	1,092	0.9	5,445	1.1	1,807	1.3	65.5	7,228	8,517	1.5	56.4
シティズ	*City's*	2,066	1.7	9,579	1.8	3,028	2.2	46.5	12,112	14,714	2.7	53.6
ワイド	*Wide*	-	-	23,312	4.5	6,205	4.6	-	24,820	25,578	4.6	9.7
トライト	*Tryto*	3,516	2.9	14,539	2.8	3,909	2.9	11.2	15,636	16,244	2.9	11.7
ティーシーエム	*TCM*	-	-	-	-	616	0.5	-	2,464	2,437	0.4	-
経常利益	*Total Ordinary Income*	29,553	100.0	135,294	100.0	36,018	100.0	21.9	144,072	155,000	100.0	14.6
アイフル	*Aiful*	26,429	89.4	112,533	83.2	29,194	81.1	10.5	116,776	121,000	78.1	7.5
ライフ	*Life*	3,028	10.2	16,524	12.2	5,146	14.3	69.9	20,584	21,000	13.5	27.1
ビジネクスト	*Businext*	23	0.1	633	0.5	339	0.9	1,317.7	1,356	1,372	0.9	116.7
シティズ	*City's*	373	1.3	2,585	1.9	126	0.3	-66.2	504	3,050	2.0	18.0
ワイド	*Wide*	-	-	1,692	1.3	681	1.9	-	2,724	7,197	4.6	325.4
トライト	*Tryto*	145	0.5	2,807	2.1	864	2.4	494.2	3,456	3,548	2.3	26.4
ティーシーエム	*TCM*	-	-	-	-	-70	-0.2	-	-280	378	0.2	-
当期純利益	*Total Net Income*	16,088	100.0	75,723	100.0	20,205	100.0	25.6	80,820	91,762	100.0	21.2
アイフル	*Aiful*	14,571	90.6	67,301	88.9	17,145	84.9	17.7	68,580	74,351	81.0	10.5
ライフ	*Life*	1,726	10.7	10,679	14.1	3,061	15.1	77.3	12,244	12,265	13.4	14.9
ビジネクスト	*Businext*	22	0.1	601	0.8	337	1.7	1,368.3	1,348	1,363	1.5	126.8
シティズ	*City's*	206	1.3	1,494	2.0	46	0.2	-77.4	184	1,699	1.9	13.7
ワイド	*Wide*	-	-	361	0.5	175	0.9	-	700	4,084	4.5	1,031.3
トライト	*Tryto*	109	0.7	1,407	1.9	497	2.5	353.7	1,988	2,025	2.2	43.9
ティーシーエム	*TCM*	-	-	-	-	-32	-	-	-128	401	0.4	-

※1 アイフルの営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。
※2 トライトの営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。
※3 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。

. 消費者金融業界動向 (*Overview of Consumer Credit Industry*)

1) 自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

)1993年～2005年5月推移 (*Number of Petitions 1993-May 2005*)

暦年	1993年	1994年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年 (5M)	1月	2月	3月	4月	5月
件数	43,545	40,385	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	74,011	10,856	14,415	18,002	16,522	14,216
yoy	0.9%	-7.3%	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-17.1%	-22.5%	-19.6%	-17.5%	-16.2%	-10.0%

所:最高裁判所　Source:Japanese Supreme Court

2) 形態別信用供与残高 (*Consumer Credit Balance*)

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6
003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	59,996	0.9	5,754	4.8

所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

3) 形態別信用供与額 (*Consumer Credit Provided*)

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
94年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
95年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
96年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
97年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
98年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
99年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
00年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
01年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
02年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2
03年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	91,504	-1.0	9,692	-1.4

所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 4

(Brief Description in English)

Supplement to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to the Shelf Registration Statement dated July 6, 2005 relating to the Unsecured Straight Bonds- Forty-eighth and Forty-ninth - Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 7, 2005 (the "Shelf Registration Statement") which became effective as of February 15, 2005, including the Unsecured Straight Bonds - Forty-eighth and Forty-ninth - Series (with special covenant of rating *pari passu* solely with the other series of bonds), each worth ¥10,000 million of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds- Forty-eighth and Forty-ninth - Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press releases dated July 6, 2005 (Exhibit 6).

EXHIBIT5

(Brief Description in English)

The Report on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Report on Treasury Stock Purchase, dated July 13, 2005, in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below)

The Report shows that no treasury stock purchase has been made as of June 30, 2005.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 6

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-4503-6050

AIFUL Announce 48th, 49th Unsecured Straight Bond Issues

TOKYO, July 6, 2005 – AIFUL Corporation announced its 48th, 49th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 48th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	0.45% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	July 6, 2005
Payment date:	July 20, 2005
Maturity date:	July 18, 2008 (3 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd. Deutsche Securities Limited.
Trustees:	Aozora Bank, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

Issue name:	**AIFUL Corporation 49th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	0.80% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	July 6, 2005
Payment date:	July 20, 2005
Maturity date:	July 20, 2010 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans

Lead underwriter:	Credit Suisse First Boston Securities Japan Limited. Goldman Sachs (Japan) Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

EXHIBIT 7

(Translation)

Aiful Press Release

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: (81) 03-4503-6050

AIFUL Announces
US Dollar Denominated Unsecured Notes Issues

TOKYO, August 4, 2005 – AIFUL Corporation (President: Yoshitaka Fukuda) announced its US dollar denominated unsecured notes issues. These notes issues are part of AIFUL's diversified plan for further improvements in its financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

1. Issuer AIFUL CORPORATION

2. Outline of the Notes

(1)	Amount of the Notes to be Issued	Five Hundred Million US Dollars (US$ 500,000,000)
(2)	Maturity	Five (5) years
(3)	Conditions of Issue	Interest Rate 5.00% Issue Price 99.603% of the denomination of the Notes
(4)	Place of Offering	Private placement to qualified institutional investors in the United States and offerings in other foreign markets, mainly in Europe.
(5)	Payment Date	August 10, 2005

This document shall not constitute offering or sale of securities in the United States. Except for either the case of registration or exemption from registration of the securities under the U.S. Securities Act of 1933, offering or sale of the securities in the United States shall not be permitted. Our securities have not been registered under the U.S. Securities Act of 1933. This document is prohibited from distribution within the United States. Also, in case of the Stabilization Act in relation to these notes issues, application of such Act shall be subject to the rules of the Financial Services Authority (FSA).

EXHIBIT 8

AIFUL Corporation
Press Release

September 12, 2005

AIFUL Announces Personnel Changes and Organizational Change

KYOTO — AIFUL Corporation hereby announces the following personnel changes and organizational change approved at the board of directors' meeting held on September 12, 2005.

1. Appointment of departmental manager (effective September 12, 2005)

Name	Position
Shinichiro Okuyama	General Manager, Marketing Department

2. Transfer of departmental manager (effective October 1, 2005)

Name	New Position	Former Position
Isao Okada	General Manager, IT Planning Department Director, Next Generation Systems Office	General Manager, IT Planning Department

3. Organizational Change (effective October 1, 2005)

Establishment of the Next Generation Systems Office
A new Next Generation Systems Office will be established within the Management Planning Division for the purpose of planning and building systems for the entire AIFUL Group.

4. Organizational Change (effective October 1, 2005)

Please see attachment.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

AIFUL Corporation Organization Chart (As of October 1, 2005)


General Meeting of Shareholders
Board of Auditors
Board of Directors
Compliance Committee
President
Management Planning Division
Strategic Studies Office
Management Planning Department
Business Development Department
IT Planning Department
Next Generation Systems Office
Marketing Department
Finance Division
Finance Department
Investor Relations Office
Public Relations Department
Information Systems Development Department
Information Systems Operating Department
General Affairs Department
Compliance Office
Legal Department
Accounting Department
Personnel Division
Personnel Department
Training Department
Credit Assessment Department
Inspection Department
Loan Business Division
Loan Business Planning Department
Loan Business Advertising Department
East Japan Contact Center
West Japan Contact Center
Hokkaido-Tohoku Loan Business Department
North Kanto Loan Business Department
South Kanto Loan Business Department
Tokyo Central Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Guarantee Business Department

AIFUL CORPORATION

ANNUAL REPORT 2005

ASSEMBLING THE VISION


Businext
Life
CARD
City's
TRYTO
WIDE

"WIN THE GOOD FAVOR OF SOCIETY"

BE THE COMPANY OF CHOICE FOR INDIVIDUALS AND SOCIETY
Customers come first. We work hard to understand their needs and satisfy their expectations. This is why people choose AIFUL, and why they come back to us again and again.

SUCCESSFUL SYNERGIES FOR CUSTOMERS, THE COMPANY, AND EMPLOYEES

REWARD INVESTORS WITH CONTINUED CORPORATE GROWTH
AIFUL pursues steady growth in profit and value for shareholders. We commit ourselves to fair and impartial disclosure of information, and to maintaining excellent relations with shareholders and other investors.

OFFER EMPLOYEES A STABLE LIVELIHOOD AND OPTIMUM JOB CONDITIONS
AIFUL strives to provide a work environment that is fulfilling for employees and encourages them to realize the ideals of the company. Employees enjoy performance-based rewards and optimum job conditions which improve their quality of life.

Our corporate philosophy is "Win the good favor of society." By this, we mean coexisting harmoniously with and maintaining a good relationship with society at large, as an innovative, comprehensive finance group that customers can rely on.

"Successful synergies for customers, the Company and employees"

With this philosophy we believe we can achieve successful synergies for all of our stakeholders, namely, our customers, shareholders and employees.

The history of the consumer finance industry is a mixed one. In the late 1970s to the early 1980s, consumer finance companies were not widely known and were the subject of much public criticism.

Our corporate philosophy to "Win the good favor of society" reflects our sincere intentions to improve the way we, and the rest of the industry, are viewed by the public, attract a broader base of customers and contribute to society.

Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

CONSOLIDATED FINANCIAL HIGHLIGHTS

AIFUL Corporation and Consolidated Subsidiaries Years Ended March 31, 2005, 2004 and 2003	Millions of Yen 2005	 2004	 2003	Percentage of Change 05/04	Thousands of U.S. Dollars 2005
For the Year:					
Total income	¥ **520,737**	¥ 479,473	¥ 451,168	**8.6**	**$ 4,866,700**
Total expenses	**391,295**	375,659	343,715	**4.2**	**3,656,962**
Credit costs	**155,466**	157,349	138,479	**-1.2**	**1,452,953**
Income before income taxes and minority interests	**129,442**	103,814	107,453	**24.7**	**1,209,738**
Net income	**75,723**	62,548	59,911	**21.1**	**707,692**
At Year-End:					
Loans	**1,995,622**	1,786,940	1,670,782	**11.7**	**18,650,673**
Installment accounts receivable	**192,402**	154,285	147,857	**24.7**	**1,798,150**
Bad debts	**175,136**	149,826	120,399	**16.9**	**1,636,785**
Total assets	**2,574,286**	2,332,761	2,282,113	**10.4**	**24,058,748**
Allowance for bad debts	**159,483**	145,757	132,130	**9.4**	**1,490,495**
Long-term debt, including current portion thereof	**1,601,763**	1,451,777	1,436,104	**10.3**	**14,969,748**
Total shareholders' equity	**617,353**	547,504	485,991	**12.8**	**5,769,654**
Number of shares issued	**142,035,000**	94,690,000	94,690,000	**50.0**	

	Yen			Percentage of Change	U.S. Dollars
Per Share Data:					
Net income	¥ **533.57**	¥ 440.65	¥ 425.06	**21.1**	**$ 4.99**
Net income—diluted	**533.53**	–	–	–	**4.99**
Total shareholders' equity	**4,358.69**	3,863.06	3,428.97	**12.8**	**40.74**
Cash dividends	**60.00**	60.00	60.00	**0**	**0.56**

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥107=$1, the approximate rate of exchange at March 31, 2005.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code.

TOTAL INCOME
(Millions of yen)


600,000
500,000
400,000
300,000
200,000
100,000
0
01 02 03 04 05

NET INCOME
(Millions of yen)


80,000
60,000
40,000
20,000
0
01 02 03 04 05

TOTAL ASSETS / ROA
(Millions of yen / %)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

TOTAL SHAREHOLDERS' EQUITY / ROE
(Millions of yen / %)


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
16
12
8
4
0
01 02 03 04 05
Total Shareholders' Equity
ROE

Pursuit of our comprehensive financial services strategy in the retail sector has led to an even greater contribution to earnings by group companies.



OPERATING ENVIRONMENT

Japan's economy gradually improved during fiscal 2004, the fiscal year ended March 31, 2005. There was a brief period of weakness due to the much higher cost of oil and slowing economic growth in China. However, the Japanese economy was supported by strong corporate sales and earnings as many companies, chiefly large corporations, reported record-setting results. Held back by concerns about the economic outlook, consumer spending remained flat despite an improvement in employment levels and an end to the decline in personal income.

In the consumer finance industry, a realignment of consumer finance and credit card companies occurred under the leadership of Japan's megabanks. There were two equity and business alliances: ACOM Co., Ltd. and Mitsubishi Tokyo Financial Group, Inc.; and Promise Co., Ltd. and Sumitomo Mitsui Financial Group, Inc. Furthermore, Credit Saison Co., Ltd. and Mizuho Financial Group, Inc. announced a business alliance. Another notable trend is the determination among credit card companies affiliated with retailers and manufacturers to expand their operations. We also saw the acquisition of consumer finance companies by companies in the IT field. These events are fueling even more intense competition for market share. On the positive side, the steady growth in Japan's personal bankruptcies, based on Supreme Court statistics, has come to an end. Due to amendments to the Moneylending Business Restriction Law that mainly targeted predatory lenders, these bankruptcies fell 12.8% in fiscal 2004 to 211 thousand. This was the first year-on-year decline in a decade. All major consumer finance companies saw double-digit declines in their credit costs as a result. Consequently, the volume of charge-offs probably reached its peak in the past fiscal year.

Yoshitaka Fukuda
President and CEO

HIGHLIGHTS OF OPERATING RESULTS

1. Consolidated summary

Consolidated operating revenue increased 9.5% to ¥518.4 billion and ordinary income was up 20.3% to ¥135.2 billion. As in the prior fiscal year, AIFUL Group was again the only major consumer finance company in Japan to post increases in revenue and earnings. Most of our peers reported higher earnings but lower revenue. Two factors were responsible for this accomplishment. The first was the downturn in credit costs because of the double-digit decline in personal bankruptcies, a trend that benefited all members of the consumer finance industry. The second factor is unique to AIFUL Group: higher earnings from group companies resulting from our comprehensive financial services strategy.

Illustrating the contribution of this strategy is the much faster growth of the AIFUL Group compared with AIFUL Corporation itself. While non-consolidated operating revenue increased only 1.7%, our consolidated revenue was up 9.5%. Consolidated ordinary income rose 20.3% compared with 13.7% on a non-consolidated basis. In addition to the larger earnings contribution of group companies, all group companies achieved profitability in the past fiscal year. I believe this is irrefutable proof of the success of our comprehensive financial services strategy.

Consolidated operating expenses increased 6.3% to ¥383.7 billion. This was mostly attributable to expenses associated with the June 2004 acquisition of Wide Corporation and to up-front investments that target growth opportunities at group companies. AIFUL's non-consolidated operating expenses declined 2.8% to ¥233.0 billion. Rising expenses for group companies demonstrate that we are shifting resources away from the mature unsecured consumer finance market to the credit card and business loan markets. In December 2004, the family ownership was reduced to raise the liquidity of AIFUL shares. This action meant that the retained earnings tax on closely held companies was no longer applicable to AIFUL Corporation (non-consolidated). Consequently, our consolidated net income increased 21.1% to ¥75.7 billion.

We expect double-digit earnings growth to continue in the fiscal year ending in March 2006 due to another increase in earnings from group companies. For this fiscal year, our business plan calls for a 7.1% increase in consolidated receivables to ¥2,700.0 billion, a 7.1% increase in operating revenue to ¥555.0 billion and a 14.6% increase in ordinary income to ¥155.0 billion.

2. The transformation in LIFE's profitability

Credit card issuer LIFE Co., Ltd. is the largest component of growth in consolidated revenue and earnings. Since joining the AIFUL Group in March 2001, LIFE has posted consistently strong growth. In the past fiscal year, LIFE's fourth as an AIFUL Group member, ordinary income improved 36.8% to ¥16.5 billion, ¥2.0 billion more than our initial plan for the year. Since joining the group, this company's ordinary income has grown from ¥2.4 billion to ¥8.0 billion, ¥12.0 billion and, last year, to ¥16.5 billion. The last three years were all-time highs.

LIFE's credit card business has been achieving remarkable growth. Central to this expansion are affinity card alliances with prominent partners such as Aoyama Capital Co., Ltd., an apparel retailer, and DEODEO Corporation and EIDEN Co., Ltd., both consumer electronics retailers. LIFE has consistently issued more than 2 million new cards annually. The number of cardholders has thus increased from 7.48 million in March 2001 to 11.91 million in March 2005. We expect that LIFE will issue more than 2 million new cards in the March 2006 fiscal year, too. A number of new initiatives will make this possible, including the Bank Alliance Card that we began issuing in July 2005 with THE HIGASHI-NIPPON BANK, LIMITED. We expect that LIFE will achieve a 6.4% increase in receivables to ¥799.5 billion, a 9.3% increase in operating revenue to ¥135.4 billion, on a managed asset basis, and a 27.1% increase in ordinary income to ¥21.0 billion.

3. Small business loans – A new core growth driver

Small business loan receivables increased 72.6% during the past fiscal year to total ¥47.6 billion at the end of March 2005. Responsible for much of this growth was BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd. that serves moderate-risk borrowers. The main reason was the completion of two scoring systems. One is for evaluations of business owners, making it possible to extend loans backed by no collateral or guarantees to these individuals. The other system is for evaluations of small business companies. Due to this growth, BUSINEXT had ordinary income of ¥0.6 billion compared with the prior year's loss of ¥1.0 billion, the first profit since its January 2001 establishment. Moderate-risk business loans is a market with comparatively little competition. We plan to maximize the advantages of our position as the leader in this market sector to continue the steep growth in receivables. BUSINEXT plans to raise receivables 46.0% to ¥69.5 billion in March 2006 and achieve 116.7% growth in ordinary income to ¥1.3 billion. Group member City's Corporation, which we bought in October 2002, targets the high-risk business loan category. Here, an enlargement of the branch network

Redundancy and dispersion. A basic stance that allows us to generate steady earnings growth by meeting the needs of many customer segments.



was largely responsible for a 46.3% increase in receivables to ¥45.6 billion. Ordinary income was ¥2.5 billion, well above the ¥1.8 billion initially planned.

For all small business loans, we are planning on another year of strong growth, backed primarily by the opening of new branches, mostly in the Tokyo area. Overall, we are aiming for a 53.3% increase in receivables to ¥70.0 billion and an 18.0% increase in ordinary income to ¥3.0 billion in the fiscal year ending in March 2006.

4. TRYTO and Wide, our second group of consumer finance companies

Group members TRYTO CORPORATION and Wide Corporation make up what we call our second consumer finance group. TRYTO, which began operations in April 2004, substantially cut its credit costs and boosted operating efficiency in the past fiscal year. The result was ordinary income of ¥2.8 billion. Wide, which we acquired in June 2004, recorded significant expenses associated with the unification of bad debt charge-offs and reserve standards, based on a conservative stance, with other AIFUL Group members. Despite these actions, ordinary income surpassed the initial plan by ¥0.6 billion to reach ¥1.6 billion. The combined ordinary income of TRYTO and Wide rose 58.5% from ¥15.5 billion to ¥24.6 billion. Two recent acquisitions of consumer finance companies have further enlarged this "second group." In February 2005, we acquired TCM. Co. Ltd. which had receivables of ¥9.2 billion at the end of March 2005. The next month we acquired Passkey Co., Ltd., which had receivables of ¥8.3 billion at the end of February 2005.

THE AIFUL GROUP'S COMPREHENSIVE FINANCIAL SERVICES STRATEGY

1. The advantages of the comprehensive financial services strategy

The AIFUL Group is executing a comprehensive financial services strategy with three goals in mind. First is sustaining steady growth in the entire consumer credit market, which is expected to continue expanding, by targeting an even broader spectrum of customers. Second is reducing risk by assembling a more diverse business portfolio. Third is using the benefits of lower risk to increase leverage, thereby raising our return on equity.

Since we are targeting markets that are in a growth phase, our fundamental stance is "redundancy and dispersion" rather than "focus and selectivity." We can serve a broad array of customer needs by using group companies to sell many kinds of products. I firmly believe this approach is the best means to sustain earnings growth. As I noted earlier, Japan's consumer credit market is undergoing a realignment and diversification in participants. This is mainly the result of actions by megabanks to reinforce retail operations and of the entry of companies from outside the consumer finance industry. These new entrants are attracting a broader range of customers to the consumer finance market. At the same time, we foresee a continuation in diversity of our customer base. If these momentous changes continue, there will be a growing gap between companies able to adapt with speed and those that do not. Weaker companies will no longer be able to survive. I am convinced that the comprehensive financial services strategy is the best way to continue growing in this environment.

2. Aiming to be Japan's leading "non-bank" financial company

We are executing our comprehensive financial services strategy in three ways: continuing to realign our business portfolio, reinforcing the credit card business, and expanding through acquisitions.

Regarding the business portfolio, we are raising credit cards, small business loans and guarantees as a share of total receivables. This is taking place as we sustain growth in receivables and earnings in all businesses. We plan to lower unsecured consumer loans from the current 65% to about half of total receivables, creating a more stable earnings base.

To reinforce the credit card business, we will continue to channel resources to LIFE's credit card business, giving this priority over other

Based on the corporate philosophy to "Win the good favor of society," AIFUL prioritizes CSR to ensure mutual prosperity with all stakeholders.



businesses. Affinity cards will be used to attract more cardholders and new businesses will be launched. Through these actions, we expect that growth in receivables will outpace market expansion.

Regarding the third point, we will target opportunities created by the ongoing realignment of Japan's consumer credit industry to strengthen the group through mergers and acquisitions. In business sectors where we want to grow, such as credit cards and small business loans, strategic investments will be made even if we need to pay a premium where justified. For opportunities in the consumer finance domain, we will aggressively target underpriced companies, making acquisitions that will allow us to maximize returns.

Executing this three-point strategy will lead to growth in receivables and earnings in all our businesses, propelling AIFUL to the number-one position among Japan's non-banks as a comprehensive source of financial services.

3. AIFUL's position concerning industry realignment

We witnessed a series of announcements involving equity and business tie-ups between megabanks and consumer finance companies during 2004. It appears that the primary benefit for consumer finance companies is an improvement in financial soundness. The AIFUL Group, though, has elected not to go down this path. We believe that a megabank alliance would restrict our freedom and prevent us from executing distinctive strategies.

Our position is different concerning credit cards, small business loans and home equity loans. Market size and growth prospects make these markets highly appealing. Most customers for these products are similar to the customers served by banks. We therefore envision business models that utilize bank brands either through loose bank alliances or the acquisition of a bank.

These actions demonstrate our ability to select strategic options and take actions entirely on our own. Two strengths make this possible. One is our steadfast adherence to our comprehensive financial services strategy. The other is our innovative approaches to product development and risk management. This is why we have considerable expertise in all our targeted fields. For example, our ability to supply expertise in credit investigations was instrumental to the success of LIFE once it joined the AIFUL Group. I believe that the collective knowledge of our group gives us a valuable advantage as Japan's consumer credit industry realigns and becomes more competitive.

THE AIFUL GROUP CORPORATE PHILOSOPHY

The corporate philosophy to "Win the good favor of society" has always formed the basis for the AIFUL Group's activities. As a comprehensive financial services group able to meet all our customers' needs, prospering along with society and maintaining a sound relationship with the public are our highest priorities. Our strategic goal is to become a comprehensive retail financial services company. To serve customers in more ways, we plan to conduct mergers and acquisitions and form alliances. This approach will raise our scale of operations, including receivables and earnings, in a manner that effectively taps the strengths of each group company. One major benefit will be even more opportunities for our employees to excel. By executing our comprehensive financial services strategy, we are firmly committed to generating benefits for all three core stakeholder groups: customers, shareholders and employees.

June 2005

Y. Fukuda

Yoshitaka Fukuda
President and CEO

JAPAN'S CONSUMER CREDIT MARKET

Shown below is the basic composition of Japan's consumer credit market. Based on Japan Consumer Credit Industry Association data, estimated total credit extended during 2003 was ¥73,014 billion. Representing about one-fourth of total final consumer spending in 2003 (approximately ¥282 trillion), this figure attests to the massive scale of the consumer credit market in Japan.

Total consumer credit extended has remained basically flat over the past decade. During this period, unsecured consumer loans extended by companies specializing in this business have been the fastest-growing category. Following the end of Japan's asset bubble in the early 1990s, the volume of unsecured consumer loans has more than doubled even as the nation's economy remained mired in a prolonged period of weakness. The strong consumer response to a constant stream of innovations by consumer loan companies was the main reason for this growth. This same period also saw average annual growth of about 6% in credit card shopping and cash advances. On the other hand, there has been a decline in consumer loans by banks and other financial institutions and in shopping loans by *shinpan* companies.

With a scale of about ¥73 trillion, Japan's consumer credit market is attracting the attention of many kinds of companies. Banks are forming equity alliances and business tie-ups with major consumer finance companies as one way to bolster retail operations. Communications carriers, manufacturers and IT companies are entering the consumer credit market. These events are forcing smaller consumer finance companies to merge with each other or simply shut down. Realignment is also taking place in the consumer credit market. The result is sweeping changes in the structure of the entire consumer credit industry. These events are removing boundaries that once separated the consumer loan, consumer credit and credit card categories. Companies in Japan are now fighting for a share of the entire consumer credit market, just as in the United States.

The AIFUL Group is convinced that this market still has growth potential. One reason is likely to be efforts to serve new customer segments as competition intensifies. Growth is expected in all four major market categories: traditional consumer finance companies; credit card shopping and shopping loans; credit card cash advances; and consumer loans by *shinpan* companies and credit card companies. A gradual expansion in Japan's consumer credit market is therefore expected to continue.

As these trends redefine the nature of this market, companies offering nothing but consumer finance will no longer be able to sustain growth. This is why the AIFUL Group is executing a "comprehensive financial services strategy." By extending operations to include credit cards, real estate-backed loans and small business loans, the group is building a base that can support consistent earnings growth.

JAPAN'S GROWING CONSUMER CREDIT MARKET

(Trillions of yen)


Life CARD
AEON, Nicos, Saison, JCB
Credit Card Shopping (26.5/3.8)
Shopping Loans (11.3/10.9)
Credit Card Cash Advances (7.5/3.3)
Consumer Loans by Credit Card Companies (2.5/3.2)
AIFUL CORPORATION
Takefuji, Acom, Promise
Traditional Consumer Finance Companies (9.7/10.1)
Mitsubishi Tokyo, Mizuho, UFJ, Sumitomo Mitsui
Unsecured Loans of Banks and Other Private-sector Financial Institutions (3.9/17.8)
Post Office, Banks and Other Financial Institutions (11.2/10.0)
Figures shown are credit provided during the year/ credit balance as of December 2003.
CREDIT MARKET
(73.0/59.3)

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

As of December 31, 2003

OUTLOOK FOR THE CORE MARKETS OF AIFUL GROUP

To translate its comprehensive financial services strategy into concrete actions, the AIFUL Group is aggressively enlarging three market sectors: consumer loans from consumer finance companies; credit cards; and small business loans. The following sections explain why each of these sectors has excellent growth prospects.

THE SPECIALIST CONSUMER FINANCE COMPANIES MARKET

The solid growth in Japan's consumer finance industry

Even as Japan's consumer credit market remained flat, consumer loans extended by companies specializing in this business have more than doubled over the past decade. At the end of 2002, these loans topped ¥10 trillion. Furthermore, the number of individuals with information registered at the Federation of Credit Bureaus of Japan had increased about 83% over the past decade to 20.79 million as of December 31, 2004.

There are a number of social factors that explain why consumer finance companies have been able to earn this degree of support from customers. One is the rising demand for loans to enjoy free time as a result of the steadily rising affluence of Japanese consumers during the period of strong economic growth. Another factor is the tendency for consumers to use cash, a characteristic seldom seen elsewhere in the world. People in Japan have no concerns about carrying cash because of the nation's low crime rate.

One more reason is that consumer loans offered by banks and the services of credit card companies have not been as appealing as those of consumer finance companies.

In addition to these social factors, major consumer finance companies have driven growth by constantly taking innovative actions to attract more customers. In the mid-90s, major consumer finance companies significantly enlarged branch office networks and added unmanned loan-contracting machines to enhance convenience. Beginning in 1999, these companies started using TV commercials to soften their public images. Actions such as these have led directly to the current strength of Japan's consumer finance market. AIFUL, Takefuji, Acom and Promise, the industry's major four, have constantly channeled resources to enhance convenience and corporate images. All four companies have been skillful at using these investments to differentiate themselves. Due to these efforts, the major four now account for about 60% of the consumer finance market.

Outlook for the consumer finance market

Gradual changes are becoming evident in the market for services provided by companies specializing in consumer loans, which has posted strong growth for some time. The majority of consumer loan customers are in their 20s and 30s, a segment that is declining in Japan as its population ages and the number of children falls. Based on AIFUL Group's forecasts, however, the market for consumer loan companies will grow from approximately ¥10.2 trillion in 2002 to about ¥14.0 trillion in 2012. After that, the outlook is for the market to enter a period of stable growth and maturity.

One reason for this forecast is the large number of customers in their late 50s and early 60s, part of the baby-boom generation, already served by specialist consumer loan companies. Another is the consistently high rate at which people in their 20s patronize these companies. This is a reflection of the low resistance in this age group toward using a consumer loan company due to TV commercials that create a better image for the industry and improvements in customer services. In addition, Japan's consumer finance business model offers the unique benefit of privacy.* Based on all these considerations, the AIFUL Group believes that the consumer finance market will continue to expand.

* Consumer finance companies allow customers to receive documents and statements directly at branch offices and ATMs, whereas *shinpan* companies and credit card companies mail documents and statements to customers' homes.





THE CONSUMER CREDIT AND CREDIT CARD MARKET

Japan's Credit Card Market

In the credit card market, where AIFUL Group is active primarily through group company LIFE, the number of cards in issue exceeded 260 million at the end of 2003 according to statistics of the Japan Consumer Credit Industry Association. That equates to an average of two to three cards for every adult in Japan. The Central Council for Financial Services Information conducts regular surveys concerning household financial assets. Results show that the share of households using credit cards as the primary means of making purchases increased from 9.7% in 1993 to 21.5% in 2003. Obviously, the credit card is now an essential part of life in Japan. According to statistics of the Japan Consumer Credit Industry Association, total credit card turnover has almost doubled between 1993 and 2003, rising from ¥18.7 trillion to ¥34.1 trillion.

On the other hand, credit cards account for only about 10% of all consumer spending in Japan, much less than the 24% utilization rate in the United States. Furthermore, more than 90% of amounts due on credit cards are paid in full the following month in Japan through automatic bank transfers. Only about 10% of credit card transactions are financed with revolving credit, a scheme that is frequently used in the United States and other countries.

One reason is that, almost every time a credit card is used in Japan, the cashier asks if the customer wants to select a one-time or installment payment. That forces individuals to state their payment method in front of others, information that should remain private. Consumers tend to choose the one-time payment as a result. This is a highly unusual system by international standards.

Due to these circumstances, Japan is a country where many people have cards, but few use them frequently. Even when a credit card is used, people tend to avoid the credit function, using them instead as a debit card by paying in full the following month.





LIFE CARD
Life CARD
VISA
THE SUIT COMPANY
MasterCard



Life CARD

The outlook for the credit card market

Rapid advances in information technology in recent years have driven progress in the establishment of a high-performance, low-cost infrastructure for credit card use. At the same time, credit card companies are making their products more appealing by introducing programs that allow customers to accumulate airline mileage, receive points at major retailers and enjoy other benefits. These actions are encouraging consumers to use their credit cards more often.

Currently, Japan is witnessing fierce competition among issuers of credit cards such as banks, *shinpan* companies, retailers and manufacturers. Issuers are enticing people with credit cards that include an e-money function as well as cash rebates and other features.

Credit cards are likely to account for a rising percentage of household spending in Japan. Supporting this growth will be infrastructure investments by credit card companies along with the introduction of more innovations. In fact, the advantages of using a credit card in Japan are increasing rapidly. Consumers are using cards for Internet shopping and making use of new functions made possible by IC card and e-money technology. A growing number of credit cards double as bank cash cards. Furthermore, credit cards can be used to pay utility and medical bills, both of which have customarily been settled using cash. Japan is also seeing a fundamental shift in the perception of money as a new generation of consumers emerges. Instead of placing importance on hard work and frugality, today's consumers are willing to take on debt to enrich their lives. These trends suggest that Japan's credit card market is on the verge of even more growth.

Furthermore, credit card companies have adopted a strategy of increasing the volume of cash advances to create another source of earnings. In the past, card issuers were reluctant to extend credit lines for these loans due to the resulting risk exposure. But today, these companies have switched to an aggressive stance, promoting these loans with direct marketing activities, raising credit lines and taking other steps to make cash advances more accessible to their customers.

Because of these events, the consumer finance and credit card markets are both likely to continue expanding while each sector targets largely different customer segments. That means the AIFUL Group, which has both consumer finance and credit card companies, is well positioned to execute a strategy that can produce consistent growth in earnings.

THE SME LOAN MARKET

Targeting the latent needs of small and midsize companies

According to data from The Small and Medium Enterprise Agency, there were about 5.6 million companies in Japan with 20 or fewer employees at the end of 2001. Traditionally, the owners of these companies have taken out low-interest loans from local banks, credit unions and other financial institutions by using real estate as collateral. Another fund procurement option is using guarantors to obtain loans at a higher interest rate from companies specializing in higher-risk loans. Small and midsize companies also have access to government-backed financial institutions and loans backed by a credit guarantee corporation. However, the rising incidence of defaults that force these corporations to repay loans is causing the balance of loans to small and midsize companies to fall. These companies are finding it increasingly difficult to procure funds as a result.

The appeal of small business loans

The moderate-risk categories of the consumer finance and business loan markets are completely different. The size of the moderate-risk consumer loan market is extremely limited because of the affluence of most customers in this category. Demand for moderate-risk business loans, however, is substantial. Many companies of all sizes and credit standings have a constant need for financing. Despite the magnitude of demand for these loans, the number of lenders remains insufficient. AIFUL Group therefore views moderate-risk business loans as a market with immense growth potential (See page 22).

Looking only at the high-risk segment of the SME loan market, fallout from the *shoko* loan uproar in Japan of about six years ago caused by unethical loan collection practices is still holding down the balance of SME loans extended by the major lenders. But the balance of loans extended to small and midsize companies by other SME loan companies continues to climb. This is proof of the scale and consistency of demand for funds among SMEs and individual proprietorships.

On the other hand, there is virtually no competition in the market for extending unsecured small business loans, a moderate-risk category. A few megabanks and regional banks have announced plans to increase loans to these companies. But in practice, these banks are increasing loans to larger, middle-market companies, a borrower segment with a relatively low risk profile.

To succeed in each of these market segments, the AIFUL Group has City's to serve high-risk borrowers and BUSINEXT for the medium-risk category. By strengthening these borrower segment-specific distribution channels, the AIFUL Group is executing the most effective strategy for success in the small business loan market.

THE COMPREHENSIVE FINANCIAL SERVICES STRATEGY

Advantage of The Comprehensive Financial Services Strategy

The AIFUL Group is pursuing a comprehensive financial services strategy for three key reasons: sustained earnings growth; business portfolio diversity; and the benefits of higher leverage.

Sustaining earnings growth would be difficult by relying solely on the consumer finance market. Since the primary customers for these loans are young adults, this market is expected to grow more slowly after 2012 because of Japan's aging population and falling number of children. At the same time, the entry of IT and other new competitors is making the consumer loan business more competitive. We decided that the best way to succeed in this environment was to look beyond consumer loans, targeting instead the entire consumer credit market. To accomplish this, we acquired LIFE in 2001, a company that can sustain consistent growth in earnings.

Diversifying our business portfolio is another goal. At the end of March 1999, unsecured loans accounted for 82% of our loan portfolio and home equity loans for 16%. Since then, we have made large investments in businesses active in other, faster-growing market categories. Credit card issuer LIFE and small business loan firms BUSINEXT and City's have all grown rapidly since joining the AIFUL Group. Due to this growth, unsecured loans at AIFUL accounted for 43% of consolidated receivables at the end of March 2005. Receivables at LIFE accounted for 30%, home equity loans for 14%, small business loans for 5% and other loans for the remaining 8%.

Portfolio diversification is also an effective means of spreading risk. In the fiscal year that ended in March 2005, AIFUL's non-consolidated unsecured loan charge-off ratio was 7.6%, compared with only 3.1% for home equity loans and 5.3% for LIFE's credit card receivables. Specializing in the consumer finance business clearly results in greater exposure to credit risk.

Most Japanese consumer finance companies are structured so that, when the consumer finance market matures a number of years from now, their high profitability will continue to raise equity even though the volume of receivables is flat. The resulting rise in equity ratios will erode their returns on equity. The AIFUL Group is different. At 3.1%, the ROA is less than at peer companies. However, the group's comparatively low 24.0% equity ratio produces a debt-equity ratio of 4.2 times, keeping the ROE consistently high. AIFUL therefore believes that increasing receivables through mergers and acquisitions, while preserving its credit ratings, is the most productive way to use capital.

CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)


600
500
400
300
200
100
0
Acquisition of LIFE (the turning point)
00
01
02
03
04
05
06(E)
Operating Revenue
AIFUL
Promise
Takefuji
Acom
Ordinary Income
AIFUL
Promise
Takefuji
Acom

DIVERSIFICATION OF RECEIVABLES AND THE RISK PROFILE

(Billions of yen)


Change in Receivables
3,000
2,500
2,000
1,500
1,000
500
0
+9.9%
+10.4%
+4.0%
+9.8%
+7.1%
2,002
2,210
2,298
2,522
2,701
02
03
04
05
06(E)
AIFUL unsecured loans
AIFUL home equity loans
AIFUL small business loans
Small business loans at subsidiaries
Unsecured loans at subsidiaries
LIFE credit card receivables
LIFE shopping loans
LIFE credit card cash advances
LIFE Cash Plaza (unsecured loans)
LIFE loan guarantees

FUTURE POSITIONING OF AIFUL GROUP COMPANIES BY MARKET SECTOR

	Risk	Consumer Finance	Small Business Loans	Consumer Credit and Credit Cards	Home Equity Loans
PERSONAL	Low		Banks		
			Businext	Life CARD	Businext Life CARD
	High	AIFUL CORPORATION TRYTO WIDE	City's	Life CARD	AIFUL CORPORATION TRYTO WIDE City's
CORPORATE	Low		Banks		
			Businext	Life CARD	Businext Life CARD
	High		City's	Life CARD	City's

Accordingly, as the consumer credit market continues to expand, we are following a policy of "redundancy and dispersion" rather than focusing only on certain businesses. We are convinced this is the best approach to implementing our comprehensive financial services strategy.

Taking the Comprehensive Financial Services Strategy to the Next Level

AIFUL is taking many initiatives aimed at rapidly enlarging specific businesses as part of the comprehensive financial services strategy. In the consumer finance industry, two of the largest companies, Acom and Promise, became members of megabank groups in 2004 through equity and business alliances. AIFUL, however, has elected not to join a bank group because of the many restrictions and limited benefits associated with such a move. AIFUL will remain an independent corporate group that pursues growth by fostering brands like AIFUL, LIFE, TRYTO and Wide. Acquisitions will be used to serve more customers and raise receivables. The combination of a diverse brand portfolio and acquisitions will support growth in the AIFUL Group's market share.

The credit card, small business loan and home equity loan sectors are all large markets with much growth potential. The AIFUL Group is targeting these markets for rapid expansion as well as for strategic investments to execute acquisitions and mergers. Moreover, since bank alliances can provide significant advantages in these three markets, AIFUL believes that banking capability should be added to the group.

One AIFUL Group strategy is to diversify the customer base by using loose alliances with financial institutions. Illustrating this is the recent alliance with THE HIGASHI-NIPPON BANK, LIMITED to issue the Bank Alliance Card. For small business loans, the operations of BUSINEXT, a joint venture with Sumitomo Trust & Banking, demonstrated that small business owners place much importance on a brand, when selecting a lender. Partnering with this bank, and benefiting from its respected name, thus played a big part in the growth of BUSINEXT. Furthermore, BUSINEXT has developed a small business scoring system that no other financial institution can match. To maximize the benefits of this unprecedented technology, AIFUL plans to enlarge its business portfolio even faster. Plans call for quickly increasing the volume of small business loans through actions that may include the acquisition of a bank if the opportunity arises. AIFUL Group now has complete freedom in selecting business sectors for growth. Making this possible is constant innovation in product development and risk management based on the steadfast execution of the comprehensive financial services strategy. Due to this process, the AIFUL Group has advanced skills in consumer loans, credit cards, small business loans and home equity loans. The group thus has an invaluable edge over competitors as realignments and intense competition continue to define the financial services sector.

ASSEMBLING THE VISION

This diagram demonstrates how the AIFUL Group has diversified its exposure to risk and business domains. Each group company is positioned relative to credit risk and the business category where it is active.

Below is an outline of AIFUL Group companies.

OPERATING REVENUE (Millions of yen)



AIFUL

Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees

AIFUL CORPORATION

04	05	06(E)
334,977	340,615	349,578



LIFE

Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans

Life CARD

04	05	06(E)
111,575	121,972	133,600



BUSINEXT

Small business loans (Middle risk) / Home equity loans

Businext

04	05	06(E)
3,014	5,445	8,517


City's
シティズ
City's
シティズ

City's

Small business loans (High risk) / Home equity loans

City's

04	05	06(E)
7,414	9,579	14,714


トライト
入口
トライト

TRYTO

Unsecured loans (High risk) / Home equity loans

TRYTO

04	05	06(E)
15,663	14,539	16,244



Wide

Unsecured loans (High risk)

WIDE

04	05	06(E)
–	23,312	25,578


Lower risk
Higher risk
Life CARD
Businext
City's
TRYTO
WIDE
Consumer finance
Credit cards and "Shinpan"
Small business loans

Please refer to the management's discussion and analysis section that begins on page 31 for information on operating results by loan category.

OVERVIEW	SHARE OF RECEIVABLES (As of March 31, 2005)	PAGE
Serves a broad range of customer needs mainly through the provision of unsecured loans. Also extends home equity loans and small business loans. As of March 31, 2005, receivables totaled ¥1,471,767 million, 1.4% higher than one year earlier. Receivables are rising steadily due to a strategy of diversifying the product lineup.	 60.1%	P.14
Established in 1952 as a consumer credit and credit card company, LIFE became a subsidiary of AIFUL in March 2001. Main businesses are credit cards and shopping loans. Receivables were up 7.0% year on year to ¥751,553 million as of March 31, 2005. The number of active accounts increased 8.0% to 11.91 million.	 29.8%	P.17
A company owned by AIFUL and Sumitomo Trust & Banking, BUSINEXT began operations in January 2001. Extends small business loans primarily to borrowers in the moderate-risk category within the 18% interest rate limit imposed by the Interest Rate Restriction Law. Receivables were up 72.6% during the past fiscal year to ¥47,622 million as of March 31, 2005, mainly a reflection of the development of a scoring system for small business loans requiring no collateral or guarantees.	 1.9%	P.20
This small business loan company became an AIFUL subsidiary in October 2002. Loans are extended within the 29.2% interest rate limit imposed by the Capital Subscription Law. Has recently expanded operations to the Tohoku and Hokkaido regions, raising the number of offices by 12 during the past fiscal year to 50 as of March 31, 2005. Receivables increased 46.3% to ¥45,673 million.	 1.8%	P.22
A consumer finance company formed in April 2004 through the integration of AIFUL subsidiaries Happy Credit, Sinwa and Sanyo Shinpan. At the end of March 31, 2005, receivables totaled ¥58,121 million. TRYTO aims to increase earnings by taking advantage of the larger, more efficient operating base created by the integration of the three companies.	 2.3%	P.24
A medium-sized consumer finance company acquired by AIFUL in June 2004. Including ¥17,000 million of receivables that have been securitized and sold, receivables totaled ¥95,345 million as of March 31, 2005. Pursuing further improvements in operating efficiency and sales activities by leveraging expertise of the AIFUL Group.	 3.8%	P.25


Life
CARD
Businext
City's
TRYTO
WIDE

AIFUL CORPORATION

AIFUL CORPORATION

PRODUCT DIVERSIFICATION STRATEGY

Advantages of the Product Diversification Strategy

Product diversification is a pillar of AIFUL's management strategy. AIFUL is the only major consumer finance company committed to offering a diverse line of products, extending from mainstay unsecured consumer loans to home equity loans and small business loans. Currently, unsecured consumer loans account for more than 70% of receivables at AIFUL. As all other consumer finance companies have seen their receivables decline, AIFUL has consistently increased its receivables by increasing sales of home equity loans and small business loans.

This product diversification strategy has three central objectives.

The first is to consistently deliver stable earnings growth as the consumer loan market matures by offering products not available from competitors. Second is greater cost efficiency. Offering a number of products at the same office using the same employees raises sales efficiency. Third is diversification of business risk. Having a variety of products with different risk-return profiles—such as in terms of customer characteristics, average balances and loan rates—allows AIFUL to avoid the risks associated with a loan portfolio that is excessively concentrated on a specific customer segment. For example, while the core customer base of consumer loans consists of young adults, home equity loan customers are primarily middle-aged and older adults.

In the year ended March 2005, AIFUL had record-setting revenue and earnings as the product diversification strategy raised receivables 1.4% to ¥1,471,767 million. Operating revenue increased 1.7% to ¥340,615 million and ordinary income rose 13.7% to ¥112,533 million. This performance demonstrates the success of AIFUL's strategy of diversifying its product selection.

THE RAPID GROWTH OF BANK LOAN GUARANTEES

Large consumer finance companies have been increasing alliances with banks and other financial institutions to extend guarantees of consumer loans and small business loans. This stance is one facet of initiatives to establish more channels that can build ties with new customers. Banks and other alliance partners use their own brands to sell loans to customers. Consumer finance companies perform credit investigations and guarantee loans that they approve. These companies are quickly enlarging this business as a means of establishing relationships with new customers. Consumer loan applications are examined using each company's scoring system. Competition is intense among companies that have their own unsecured loan scoring models. Based on actual data, the loan customers of banks and other alliance partners

AIFUL LOANS OUTSTANDING

(Millions of yen)


+7.6%
+2.7%
+1.4%
1,313,690
1,413,340
1,451,638
1,471,767
1,500,000
1,200,000
900,000
600,000
300,000
0
02
03
04
05
■ Unsecured loans □ Home equity loans □ Small business loans

overlap with AIFUL's customer base by only about 10%. This shows that guarantees are highly effective at creating inroads to new customers. Due to rapid expansion of AIFUL's consumer loan guarantees business, there were guarantee alliances with 41 financial institutions as of March 31, 2005 and loans guaranteed totaled ¥35,267 million, a year-on-year increase of 35.9%.

In the small business loan category, AIFUL has established a scoring system by using knowledge gained through the operation of BUSINEXT, which is owned jointly with Sumitomo Trust & Banking, and City's. Backed by expertise that no competitor can match, AIFUL is rapidly increasing the number of alliances to take full advantage of its position at the forefront of the small business loan guarantees market. During the year ended March 2005, new alliances were formed with 25 financial institutions, raising the total to 32 at March 31, 2005. More significantly, the volume of small business loans guaranteed rose almost fivefold during the fiscal year to ¥7,912 million.

CREDIT COSTS BEGIN TO DECLINE

After increasing steadily for many years, the volume of credit costs in the year ended March 2005 finally turned downward. All major consumer finance companies saw double-digit declines in their credit costs. These events appear to confirm that the long-term rise in credit costs has ended. AIFUL believes this is due to three factors.

First is the decline in predatory lenders. According to a survey of personal bankruptcies by the Federation of Moneylenders Association of Japan, about 50% of bankrupt individuals were victims of predatory lending. In response to this serious social problem, the Moneylending Business Restriction Law came into force in January 2004. Police clamped down on predatory lending, backed by harsher penalties for unregistered companies and bans on advertising and solicitations by unregistered companies. The result was a swift decline in the number of victims of predatory lenders.

The second factor is the reluctance of finance companies to extend loans. In 2000 and 2001, Japan's four major consumer finance companies were allowed to resume advertising on television. Commercials succeeded in attracting a large number of new customers and boosting loans outstanding. But taking on so much risk over a short time inevitably leads to higher credit costs after a certain period of time. As its receivables increased during this period, AIFUL took many steps over about two and a half years starting in late 2002 that were aimed at limiting credit costs. For example, lending criteria were tightened and the acceptance ratio (the number of loans extended as a proportion of total loan applications) was lowered from 75% to about 65%.

The third factor behind the decline in credit costs is Japan's strengthening economy, which has produced an improvement in employment conditions. The ratio of job openings to job seekers is rising and the unemployment rate is falling. Because of these trends, personal bankruptcies in 2004 fell 12.8% to 211,000, the first year-on-year decline since 1994.

The collective result of these three factors was a big fall in credit costs in the past fiscal year.

BUILDING RELATIONSHIPS WITH NEW CUSTOMERS

AIFUL continues to face difficult market conditions for attracting new customers. The fastest growth in new customers at large consumer finance companies occurred during Japan's asset-bubble period of the late 1980s. Concerns about the future faded away as individuals saw their incomes climb. People thus had no worries about repaying loans. Compared with this period, the number of loan applications from new customers is currently down by about 17%. In terms of loans extended, the number of new customers is now 35% lower.

Shifts in consumers' thinking are partly responsible for the 17% decline in loan applications. The public hears frequent reports about Japan's lackluster economy, predatory lenders and other problems. Fortunately, consumer mindsets appear to be improving. There are structural factors, too. The downturn reflects the emergence of competitors from other industries and the decline in Japan's population of young adults. But why are loan approvals down by about twice as much as applications? Tighter loan approval standards at all companies are a major cause. Now that credit costs have passed their peak, though, these companies are switching to more aggressive postures. Indications thus point to a recovery in the number of new accounts.



INITIATIVES IN THE CURRENT FISCAL YEAR

AIFUL has seen the number of new customers decline in each of the past three years. A rebound in new customers is expected in the current fiscal year. Driving growth will be Japan's gradual economic recovery and the ability to serve more customer segments due to diversification in the kinds of companies offering consumer loans. AIFUL is increasing its actions to attract new customers in order to benefit from this upturn in demand.

The first action is raising advertising and marketing expenditures by about ¥3.0 billion compared with the previous fiscal year. The public will see more AIFUL television commercials and a large number of Internet banner ads. The second action is increasing the number of "*Suguwaza*" simple auto contract machines. Speed is the main advantage. These machines meet customers' needs by reaching a decision on a loan application in only about 10 minutes and issue loan cards. AIFUL initially planned to open 50 booths with these machines during the year ending in March 2006. Results from the first locations have shown these booths to be more cost-efficient than conventional unmanned branches. Furthermore, the machines demonstrated their ability to fulfill specific customer needs. Based on these results, AIFUL decided at the end of June 2005 to open 250 "*Suguwaza*" booths during the current fiscal year, five times more than originally planned.

Members of Japan's consumer finance industry are facing a much different operating environment even compared with a few years ago. Competition is more heated. Companies from the IT and other industries are offering consumer loans. Interest rates are being used to capture market share. On a positive note, credit costs are finally declining. By prioritizing actions to cope with these events, AIFUL believes that the stable growth in its receivables will continue.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥1,523,860 million	UP 3.5%
Operating revenue	¥349,578 million	UP 2.6%
Ordinary income	¥121,000 million	UP 7.5%


ai ful .jp
事前にしっかり
計画しましょう。



LIFE Co., Ltd.

LIFE GIVES AIFUL PRESENCE IN THE CREDIT CARD MARKET

Credit card company LIFE became a wholly owned subsidiary of AIFUL in March 2001, giving AIFUL a presence in the consumer credit and credit card business, a field with considerable growth potential. Established in 1952, LIFE developed into one of Japan's major *shinpan* companies. However, a sharp drop in revenue and earnings due to weak consumer spending in the aftermath of Japan's asset bubble and concerns among lenders about LIFE's financial stability forced this company to file for bankruptcy in June 2000. AIFUL was selected as the sponsor of this company in October 2000. Following the completion of payments to all debt holders in March 2001, LIFE became a wholly owned subsidiary of AIFUL, which had until then been devoted exclusively to consumer finance. With LIFE, AIFUL also became a source of shopping credit and cash advances through credit cards as well as a provider of shopping loans. This acquisition took the AIFUL Group much closer to its goal of becoming a source of comprehensive financial services.

When LIFE joined the AIFUL Group, it had a relatively low-margin business portfolio, as was the case at most other *shinpan* companies in Japan. Therefore, one element of LIFE's revitalization plan was to terminate the unprofitable auto loan and housing loan businesses while strengthening the credit card business. By restructuring the business portfolio to focus on highly profitable activities, LIFE dramatically improved its profitability. This process continues with the goal of firmly positioning LIFE as a *shinpan* company that excels in terms of profitability and growth.

In the March 2002 fiscal year, LIFE's first as an AIFUL Group member, the company had ordinary income of ¥2.4 billion. The next year, ordinary income rose to an all-time high of ¥8.0 billion and then ¥12.0 billion. In the fiscal year that ended in March 2005, ordinary income rose to ¥16.5 billion, making a big contribution to growth in consolidated earnings. LIFE has thus completed a transformation into a highly profitable company that has performed much better than peers such as Nicos and Orico.

COMPARISON OF JAPAN'S MAJOR FOUR *SHINPAN* COMPANIES (Millions of yen)

	LIFE		Nicos		Orico		JACCS	
	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**
Cardholders (thousand)	11,032	**11,916**	12,348	**12,345**	10,231	**10,515**	6,770	**7,009**
Total receivables outstanding*1	702,202	**751,553**	3,693,317	**3,369,233**	4,135,358	**4,134,085**	2,613,135	**2,638,030**
Installment receivables	256,773	**285,867**	519,378	**466,065**	1,283,058	**1,169,931**	606,470	**639,914**
Loans (cash advances)	339,137	**367,459**	983,319	**910,736**	911,631	**957,764**	364,377	**346,603**
Guarantees	106,290	**98,226**	2,190,619	**1,992,432**	1,940,669	**2,006,390**	1,642,288	**1,651,513**
Operating revenue	113,738	**123,881**	263,406	**253,521**	296,053	**305,240**	145,065	**144,267**
Operating revenue margin*2	16.4%	**16.9%**	7.1%	**7.5%**	7.2%	**7.4%**	5.5%	**5.5%**
Ordinary income	12,081	**16,524**	12,051	**32,774**	30,906	**39,457**	11,312	**13,286**

*1. Includes off-balance-sheet receivables that have been securitized and sold (estimates based on earnings releases of each company).
*2. Operating revenue divided by receivables

MAJOR SOURCES OF GROWTH

Credit Card Business

The primary reason for the strong earnings growth at LIFE is the company's ability to consistently expand its credit card and shopping loan businesses faster than the market as a whole.

In the core credit card business, the number of cardholders has grown from 7.48 million when AIFUL acquired LIFE to 11.91 million in March 2005, just four years later. LIFE has passed major *shinpan* companies JACCS and Orico to become Japan's second-largest credit card issuer after Nicos. Much of this growth was propelled by affinity cards, which account for about 90% of all credit cards issued by LIFE. These cards offer advantages for cardholders, card issuing partners and LIFE. By making qualifying purchases, cardholders accumulate points that can be used like cash to receive merchandise and other benefits. Retailers benefit by using the point system to build a base of loyal shoppers. The card also makes it easier to sell high-priced merchandise, thus raising sales. For LIFE, affinity cards increase credit card charge volume, leading to higher transaction fees as well as interest income when cardholders purchase on credit.

Two components are vital to the success of affinity cards. One is the establishment of agreements with retailers that serve a large number of customers. The other is the provision of a point system that is highly appealing to customers. LIFE issues cards with a number of major retailers. Among them are apparel retailer Aoyama Capital, consumer electronics retailers EIDEN and DEODEO, and home improvement center operator KOMERI. Together, large retailers account for about 80% of the credit cards that LIFE issues each year to new customers. These relationships are instrumental to LIFE's ability to issue more than 2 million cards every year.

The number of LIFE Proper Cards, issued by LIFE only, increased 7.8% during the past fiscal year to 207,000. Adding member stores and allowing individuals to use the Internet to submit applications backed this growth. Also contributing is a new visual identity campaign that began in April 2004.

Card shopping transactions have grown along with the number of cardholders. During the four-year period ended March 2005, these transactions increased at an average annual rate of more than 15%, rising from ¥233.5 billion to ¥378.1 billion. This outstripped the market growth rate of about 6% per annum.

A BUSINESS PORTFOLIO FOCUSED ON GROWTH

(Millions of yen)

	2004	2005		2006(E)	
			% of change		% of change
Total	702,202	751,553	+7%	799,581	+6%
Growing businesses	603,022	667,723	+11%	725,167	+9%
Credit card shopping	71,508	79,622	+11%	83,518	+5%
Shopping loans	173,560	197,123	+14%	211,796	+7%
Credit card cash advances	202,819	209,300	+3%	224,772	+7%
Cash Plaza (unsecured loans)	135,543	157,630	+16%	176,744	+12%
Bank loan guarantees (new products)	19,590	24,046	+23%	28,336	+18%
Downsizing businesses	99,179	83,830	−15%	74,414	−11%
Partners	2,504	1,194	−52%	655	−45%
Housing loans	35,866	31,726	−12%	28,074	−12%
Bank loan guarantees (previous products)	48,329	41,258	−15%	36,399	−12%
Others	12,479	9,650	−23%	9,284	−4%
Growing businesses	86%	89%	–	91%	–
Downsizing businesses	14%	11%	–	9%	–

Shopping Loans

The shopping loan market has contracted for seven consecutive years. At the end of December 2003, shopping loan receivables totaled ¥11 trillion according to data provided by the Japan Consumer Credit Industry Association. Many companies are withdrawing from this market. One reason is the widespread use of credit cards. Another is consumer credit company strategies that prioritize credit cards. LIFE, however, believes there is still growth potential because of its small market share. Following its acquisition by AIFUL, LIFE revised and cancelled low-margin and unprofitable shopping loan agreements. Based on a policy of avoiding dumping, LIFE adopted a system of revising credit lines at member stores in accordance with their sales formats and credit quality. This created a framework that raised interest rates. In addition to raising the volume of receivables, this framework enables LIFE to hedge risks associated with shopping loans. Although LIFE continues to shift resources to its credit card business, it is targeting shopping loans by using an efficient sales organization already in place. Businesses where prospects for higher yields are poor, such as auto loans and housing loans, are being shut down. At the same time, LIFE is expanding along with higher transaction volume and quality receivables supported by growth in member stores. Consequently, total receivables increased 11.3% in the past fiscal year, and the yield improved by 0.3 of a percentage point to 9.5%.

TAKING THE LIFE CARD IN A NEW DIRECTION

Bank Alliance Card

Setting the stage for a new means of growth, LIFE formed a credit card alliance in December 2004 with THE HIGASHI-NIPPON BANK, LIMITED. In July 2005, the Bank Alliance Card was unveiled. This card functions as a bank cash card and a LIFE credit card complete with the ability to take out cash advances, thereby offering greater convenience for customers. LIFE expects that this alliance will help increase its cardholder base by providing a channel to reach new types of cardholders.





DEDICATED TO SUSTAINING GROWTH

By further raising emphasis on the credit card business, LIFE plans to issue 2.18 million new cards during the year ending in March 2006, raising the number of cardholders to 12.8 million. Based on this growth, LIFE expects to raise credit card receivables by 6.4% and the balance of credit card cash advances by 7.4% (both managed assets basis).

LIFE plans to take many actions to build on its immense base of affinity card agreements with prominent companies. To establish a foundation for even more growth, more card alliances with financial institutions are planned, such as for bank alliance cards. LIFE is also considering the start of a corporate credit card business. Through steps like these, LIFE believes it can raise the number of cardholders from the present 11.91 million to 20 million. An infrastructure is already in place that produces more than 2 million new cards every year. By pursuing economies of scale as the cardholder base expands, LIFE is confident that credit card business growth will translate directly into higher earnings.

PLAN FOR YEAR ENDING MARCH 2006

(managed assets basis)

Receivables	¥799,581 million	UP 6.4%
Operating revenue	¥135,458 million	UP 9.3%
Ordinary income	¥21,000 million	UP 27.1%

Businext

BUSINEXT CORPORATION



Businext
Life
CARD

MODERATE-RISK SMALL BUSINESS LOAN MARKET

Established in January 2001, BUSINEXT provides mainly small business loans to moderate-risk borrowers at interest rates of no more than 18% as prescribed by the Interest Rate Restriction Law. AIFUL holds 60% of the company's equity and Sumitomo Trust & Banking owns the remaining 40%.

BUSINEXT's loan business targets the approximately 5.6 million companies in Japan with no more than 20 employees. In the past, these companies had three primary financing options: loans with high interest rates structured for high-risk borrowers; loans from financial institutions secured by real estate or other collateral; and loans from family and friends.

Recently, there has been growing interest among banks of all types and sizes in moderate-risk small business loans. However, since corporate loans by banks are typically more than ¥10 million, bank loans are restricted to middle-market companies. Furthermore, banks adopt the basic stance of limiting credit risk when extending credit to small businesses. That forces small business owners to meet demanding conditions, such as consistent profitability. For these reasons, the actual supply of loans from financial institutions is inadequate to meet the enormous demand for loans that still exists among small businesses. Furthermore, competition in the moderate-risk business loan market is minimal. Another reason for the appeal of this market is structural economic changes that are expected as Japan's economy recovers. AIFUL therefore believes that the moderate-risk business loan market has much growth potential.

BUSINEXT'S COMPETITIVE EDGE

Speed is a key factor distinguishing the loans of BUSINEXT. The Card Loan is often extended on the same day as the application; the Business Loan, which is for working capital or bridging finance, can be approved in less than three days. These loans combine the sense of security offered by the Sumitomo Trust & Banking name while simplifying the loan process. BUSINEXT thus breaks the commonly held perception of banks as lenders that require extensive documentation and long periods of time for credit investigations.

Clearly setting BUSINEXT apart from other specialists in small business loans is its reliance on direct mail rather than face-to-face sales activities. This allows BUSINEXT to use a network of only four offices in which each employee manages about 600 customer accounts. This highly efficient, low-cost structure is a key reason that BUSINEXT can meet customers' needs for loans that have reasonable interest rates.

BUSINEXT LOANS OUTSTANDING



(Millions of yen)
(Thousands)
50,000
40,000
30,000
20,000
10,000
0
15
12
9
6
3
0
+72.6%
+79.2%
+89.7%
02
03
04
05
Loans Outstanding
New Loans

BUSINEXT REPORTS ITS FIRST PROFIT

In April 2004, BUSINEXT started using two scoring models: one for sole proprietorships and one for companies. Both models are based on the company's three years of data in extending credit to these borrowers. This gives BUSINEXT a unique business model for loans that require no collateral or guarantees. With these scoring models, the company was able to post remarkable growth. Receivables increased 72.6% to ¥47,622 million during the past fiscal year while extending 13,000 new loans, 6.8% more than one year earlier. Despite this growth, charge-offs were held to less than 4% of all receivables.

Higher receivables were responsible for an 80.6% increase in operating revenue to ¥5,445 million. Earnings benefited from the growth in revenue as well as measures to use BUSINEXT's low-cost operating structure to operate even more efficiently. Consequently, ordinary income was ¥633 million and net income was ¥601 million, the first profits in BUSINEXT's history.

LOOKING AHEAD TO STILL MORE GROWTH

BUSINEXT will continue to aim for strong growth in its receivables by tapping its many strengths, notably as the frontrunner in the moderate-risk business loan market. The two scoring models that now incorporate four years of operating data are another invaluable advantage. Other strengths are the respected Sumitomo Trust & Banking name and synergies with other AIFUL Group members. Plans include expanding the office network while carefully managing expenses. Targeting mainly cities with a population of at least 500,000, BUSINEXT will open offices for the purposes of raising its market profile and serving more businesses.

In the fiscal year ending in March 2006, BUSINEXT expects greater demand for funds among small companies because of Japan's rebounding economy. One indication of this upturn is the current sharp decline in corporate bankruptcies. BUSINEXT thus expects rapid growth to continue. The company plans to raise receivables 46.0% to ¥69,516 million, operating revenue 56.4% to ¥8,517 million and ordinary income 116.7% to ¥1,372 million.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥69,516 million	UP 46.0%
Operating revenue	¥8,517 million	UP 56.4%
Ordinary income	¥1,372 million	UP 116.7%






Life
CARD
City's

City's

City's Corporation

THE HIGH-RISK SMALL BUSINESS LOAN MARKET

City's was acquired by AIFUL in October 2002. This company specializes in loans to sole proprietorships and small and medium-sized businesses in the high-risk category. Loans are extended within the 29.2% interest rate limit imposed by the Capital Subscription Law.

In the field of loans for high-risk sole proprietorships and small and medium-sized businesses, outstanding loans fell sharply about six years ago at major lenders like LOPRO Corporation and SFCG Co., Ltd. in the wake of mass media reports of abusive lending practices in this sector of the loan business. Despite the subsequent public outrage triggered by these practices, high-risk business loans have been increasing steadily, except at the two major lenders (see table below). This is proof of the solid demand for loans among sole proprietorships and small and medium-sized businesses. However, there is still an inadequate number of companies willing to make loans to these high-risk borrowers because of the inability of banks and many other financial institutions to serve this borrower segment. Consequently, this is a market that has substantial growth potential while being largely immune to excessive competition. City's is therefore taking aggressive measures to expand its operations while conducting a suitable risk management program.

THE DEFINING CHARACTERISTICS OF CITY'S

City's has a business model that facilitates the provision of loans that meet specific requirements of small and medium-sized companies unable to obtain satisfactory financing from other sources due to credit risk and other issues. The main product offered by City's is the Business Loan, which accounts for about 90% of all its loans outstanding. This loan takes advantage of City's outstanding know-how in the investigation of guarantors. Due to this expertise, the ratio of bad debt

THE SME LOAN MARKET IN JAPAN *1 (Millions of yen)

	2000	2001		2004		2005	
	Loans outstanding	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change
SFCG*2	332,610	295,997	-11.0%	353,031	7.8%	378,654	7.3%
LOPRO	322,214	246,922	-23.4%	96,830	-46.7%	102,805	6.2%
Other SME loan companies	273,065	277,773	1.7%	326,381	10.2%	379,051	16.1%
Total	927,889	820,692	-11.6%	776,242	-3.6%	859,550	10.9%

*1 Figures are based on data provided in financial releases of these companies.
*2 Loans for SFCG are as of January 31 because this company ends its fiscal year on July 31.

GROWTH IN SMALL BUSINESS LOANS AT THE AIFUL GROUP (Millions of yen)

	2003		2004		2005		2006(E)	
	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change
BUSINEXT	15,397	89.7%	27,591	79.2%	47,622	72.6%	69,516	46.0%
City's	29,176	–	31,214	7.0%	45,673	46.3%	70,039	53.3%

charge-offs for Business Loan receivables is consistently under 2%. In addition, City's has used AIFUL know-how to establish a system for selling to sole proprietorships and companies the home equity loan. This product is currently about 7% of total loans at City's. This company is taking many other actions as well to meet an even broader spectrum of funding needs among its customers. Exemplifying this drive is the New Business Loan, which eliminates the need for a guarantor.

BUSINESS RESULTS

In the fiscal year that ended in March 2005, the performance of small and medium-sized companies improved as Japan's economic rebound gained momentum, reducing the number of bankruptcies. During the fiscal year, City's opened 13 offices, mostly to establish its first presence in Tohoku and Hokkaido. This raised the company's office network to 50 locations. Growth in the service network sparked rapid growth at City's. The number of new loans rose by 107.7% to 9,000 and receivables surged 46.3% to ¥45,673 million. Due to a large increase in interest income from loans, operating revenue increased 29.2% to ¥9,579 million. However, expenses were much higher because of up-front investments for new offices and other facilities and growth in the workforce. Also contributing to the increase in expenses was a steep drop in the provision for allowance for bad debt in the March 2004 fiscal year due to a one-time factor. The result was a 15.2% decrease in ordinary income to ¥2,585 million, but this was well above the ¥1,811 million in the company's business plan for the fiscal year.

CITY'S LOANS OUTSTANDING



(Millions of yen)
(Thousands)
50,000
40,000
30,000
20,000
10,000
0
15
12
9
6
3
0
+46.3%
+7.0%
03
04
05
Loans Outstanding
New Loans

A STRATEGY THAT TARGETS GROWTH

City's is focusing on several elements that will be crucial to its ability to sustain its current robust growth. More offices will be opened to increase access to small and medium-sized companies, a customer segment with substantial demand for loans. Actions will also target improvements in operating efficiency and personnel training to build a more powerful operating base.

Expansion of the office network will continue in all areas of Japan based on City's belief that there is still considerable potential for opening offices in and around Japan's large cities. To raise efficiency, City's is centralizing the handling of customer telephone calls and deepening ties with creditworthy borrowers. To strengthen its workforce, City's is seeking greater synergies with other AIFUL Group companies by sharing know-how, primarily through personnel exchanges with AIFUL and BUSINEXT.

City's, which targets high-risk borrowers, and BUSINEXT, which targets moderate-risk borrowers, can together serve a diverse range of customer segments. For example, customers that do not meet the loan criteria at BUSINEXT have the potential of becoming City's customers. City's and BUSINEXT plan to work even more closely to meet the funding requirements of many types of businesses.

In the fiscal year ending in March 2006, City's plans to increase its service network to 63 locations. This growth is expected to raise new loans by 66.7% to 15,000 and receivables by 53.3% to ¥70,039 million. Based on these figures, City's is forecasting a 53.6% increase in operating revenue to ¥14,714 million and an 18.0% increase in ordinary income to ¥3,050 million. This performance will make a big contribution to growth in consolidated earnings.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥70,039 million	UP 53.3%
Operating revenue	¥14,714 million	UP 53.6%
Ordinary income	¥3,050 million	UP 18.0%

TRYTO CORPORATION   Wide Corporation



Life CARD
Business
City's
TRYTO WIDE

WHY AIFUL ACQUIRES SMALL AND MIDSIZED CONSUMER FINANCE COMPANIES

Acquiring relatively small consumer finance companies offers a number of advantages. Most important is the ability to target more customers by assembling a larger portfolio of brands. The graph below shows the number of new loans at AIFUL and Japan's three other major consumer finance companies. New loans declined at all companies during the four-year period that ended in March 2004. Mainly responsible was a reluctance of consumers to take out loans because of Japan's lackluster economy. In the fiscal year that ended in March 2005, new loans at the four companies were flat or slightly lower despite signs of an economic rebound. Holding down growth this time is intense competition. *Shinpan* companies, retailer card companies and bank card companies are all expanding their retail operations. Another source of competition is new entrants to the consumer finance industry, such as members of the IT industry.

In response, the AIFUL Group has established a framework capable of generating growth amid this fierce competition. By assembling a large portfolio of brands, including AIFUL, LIFE, Wide, TRYTO, TCM, Passkey and others, the group has achieved a large increase in the number of new loans. As the number of companies offering consumer loans grows, Japan's consumer finance market is expanding as these companies form relationships with more customer segments. The result is an increasingly diverse customer base for consumer finance companies. These trends make AIFUL confident of generating significant benefits from its strategy of offering services through many brands by acquiring relatively small consumer finance companies.

NEW LOANS AT JAPAN'S MAJOR FOUR CONSUMER FINANCE COMPANIES

(Thousands)



600
500
400
300
200
100
0
01
02
03
04
05
AIFUL (consolidated)
AIFUL (non-consolidated)
Promise
Takefuji
Acom

TRYTO

TRYTO CORPORATION

TRYTO CORPORATION, a wholly owned subsidiary, was formed in April 2004 through the integration of three AIFUL consumer finance subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan. Combining these companies created a more efficient operating structure, giving TRYTO the ability to conduct aggressive sales activities.

In the year that ended in March 2005, TRYTO tightened its credit standards in consideration of the current operating environment. Because of this stance, receivables totaled ¥58,121 million and operating revenue was ¥14,539 million, both slightly below the combined results of the three predecessor companies in the prior fiscal year. Ordinary income was ¥2,807 million and net income was ¥1,407 million, both about twice as high as in the prior fiscal year mainly because of a 27.4% decline in credit costs.

In the current fiscal year, TRYTO is taking several actions aimed at raising receivables and earnings. One is using AIFUL's expertise to strengthen sales of loans collateralized by real estate. Another is capturing more synergies with other AIFUL Group companies. Sharing information on prospective customers is one example. Collaboration will also encompass expertise in managing receivables and operating training programs and other personnel systems. In the year ending in March 2006, TRYTO plans to raise operating revenue 11.7% to ¥16,244 million, ordinary income 26.4% to ¥3,548 million and net income 43.9% to ¥2,025 million.



WIDE

Wide Corporation

Wide is primarily engaged in the provision of unsecured loans to individuals in the high-risk segment. AIFUL purchased this company in June 2004. A midsized consumer finance company operating mainly in eastern Japan, Wide had 33 offices and 260 unmanned offices, a total of 293 locations, at the end of March 2005. There is minimal overlap with the operations of TRYTO, which is active primarily in western Japan, making possible highly productive sales activities.

By joining the AIFUL Group, Wide has gained the ability to use the group's credit standing to procure funds at a lower cost. Operating expenses are lower, too, because of economies of scale through the placement of orders with other group companies. In addition, Wide is using the group's sales expertise to raise its receivables and conduct more efficient sales activities. By using these advantages, Wide expects to generate higher earnings in the coming years.

In the year that ended in March 2005, Wide had receivables of ¥95,345 million at year-end, including ¥17,000 million of off-balance-sheet receivables that were securitized and sold, and operating revenue of ¥23,312 million. Credit costs were higher as it conformed to AIFUL Group standards for bad debt charge-offs and reserves, based on a conservative assessment of receivables. These expenses were offset by lower interest expenses as an AIFUL Group member and improvements in other expense items as operating efficiency was improved. This allowed Wide to report ordinary income of ¥1,692 million, well above the initial plan of ¥1,050 million.

Prior to its acquisition by AIFUL, Wide was unable to make significant investments in TV commercials and other advertising due to limited financial resources. As an AIFUL Group member, Wide is now raising awareness of its brand through TV commercials, the Internet, media that target women and other high-profile activities. Due in part to the benefits of advertising campaigns, Wide expects to raise receivables by 7.7% to ¥102,658 million during the year ending in March 2006 and increase operating revenue by 9.7% to ¥25,578 million. To hold down expenses, the company will continue to use low-cost funding sources. Results will also reflect a decline in credit costs because of the substantial expenses recorded last year to conform to AIFUL Group standards. Accordingly, Wide is forecasting a 325.4% increase in ordinary income to ¥7,197 million. Achieving this goal will enable Wide to play a big part in raising consolidated earnings in the March 2006 fiscal year.

Others

TCM. Co. Ltd. and Passkey Co., Ltd.

AIFUL purchased TCM. Co. Ltd., which is active mainly in Nagano Prefecture, in February 2005. This midsized consumer finance company became insolvent in February 2004. In April 2004, with the approval of the Tokyo District Court, AIFUL signed a sponsorship contract with the bankruptcy trustee of TCM. Work is now under way to restore TCM to financial health as quickly as possible. At the end of March 2005, TCM had receivables of ¥9,212 million.

Passkey Co., Ltd., which operates in Hokkaido, joined the AIFUL Group in March 2005. Passkey's results are not included in AIFUL's consolidated income statement for the year ended March 2005, but the consolidated balance sheet includes Passkey receivables of ¥8,342 million as of February 28, 2005. Both TCM and Passkey are leading consumer finance brands in their respective markets.

The AIFUL Group is dedicated to sustaining the steady growth in consumer finance business receivables, mainly at AIFUL, while making aggressive investments in other companies when the opportunities emerge in order to increase its market share.





INDUSTRY COMPARISONS

CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)


600
500
400
300
200
100
0
01
02
03
04
05
06(E)
Consolidated Operating Revenue
AIFUL
Promise
Takefuji
Acom
Consolidated Ordinary Income
AIFUL
Promise
Takefuji
Acom

NON-CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)


500
400
300
200
100
0
01
02
03
04
05
06(E)
Non-Consolidated Operating Revenue
AIFUL
Promise
Takefuji
Acom
Non-Consolidated Ordinary Income
AIFUL
Promise
Takefuji
Acom

CONSOLIDATED ROA AND ROE AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(%)


20
15
10
5
0
01
02
03
04
05
Consolidated ROA
AIFUL
Promise
Takefuji
Acom
Consolidated ROE
AIFUL
Promise
Takefuji
Acom

NON-CONSOLIDATED ROA AND ROE AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(%)


20
15
10
5
0
01
02
03
04
05
Non-Consolidated ROA
AIFUL
Promise
Takefuji
Acom
Non-Consolidated ROE
AIFUL
Promise
Takefuji
Acom

NUMBER OF NEW UNSECURED LOANS AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES



50,000
40,000
30,000
20,000
10,000
02
03
04
05
AIFUL
Promise
Takefuji
Acom

NON-CONSOLIDATED LOANS OUTSTANDING OF JAPANESE CONSUMER FINANCE COMPANIES

(Millions of yen)

	Company	Loans outstanding
1	Acom	1,601,733
2	Takefuji	1,568,725
3	**AIFUL**	**1,471,767**
4	Promise	1,326,794
5	CFJ	1,000,000
6	GE Consumer Finance	880,000
7	Sanyo Shinpan	419,663
8	ORIX Credit	300,000
9	SHINKI	211,828
10	Mobit	201,282
16	**Wide**	**95,345**
24	**TRYTO**	**58,121**
-	**TCM**	**9,212**
-	**Passkey**	**8,342**

(Calculated based on data from The Nikkei Financial Daily and data provided in financial releases of all companies)

NUMBER OF CARDHOLDERS AT JAPAN'S FOUR MAJOR *SHINPAN* COMPANIES

(Thousands)



15,000
10,000
5,000
0
02
03
04
05
LIFE
Nicos
Orico
JACCS

OPERATING REVENUE MARGIN AT JAPAN'S FOUR MAJOR *SHINPAN* COMPANIES

(%)



20
15
10
5
0
02
03
04
05
LIFE
Nicos
Orico
JACCS

THE AIFUL GROUP CSR FRAMEWORK

Dedicated to sustainable growth

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group is committed to responding to the needs of all customers. For this purpose, activities are focused on becoming a comprehensive finance group that optimizes convenience for customers and has a reputation for innovative thinking and reliability. To translate the corporate philosophy into actions, all employees of the AIFUL Group must perform their work with an awareness of social obligations. With this in mind, the Group has a corporate governance framework, a compliance system and other components that provide the basis for achieving sustainable growth while serving as a responsible corporate citizen.

The diagram below presents the structure of AIFUL's corporate governance, information disclosure, business execution, administration, internal control and risk management systems.


SHAREHOLDERS' MEETING
INDEPENDENT ACCOUNTANT
Audits
BOARD OF DIRECTORS
(meets weekly, reaches decisions quickly)
DIRECTORS (term of one year)
BOARD OF CORPORATE AUDITORS
Audits
CORPORATE AUDITORS
4 individuals (including 3 external auditors)
Reports
Discussions
BRAND PROJECT
Management
Supervision
COMPLIANCE COMMITTEE
Chairman: AIFUL representative director
Members: Includes an external attorneys
Compliance hotline
(internal reporting system)
INVESTORS AND OTHERS
Feedback
HEAD OFFICE UNITS
MANAGEMENT PLANNING HEADQUARTERS
(Risk Management Committee)
(Information Management Office)
Group Management Section
(management of group companies)
COMPLIANCE OFFICE
INSPECTION DEPARTMENT
(includes audits of group companies)
Guidance
Supervision
Information gathering
Internal audits
Support
Training
Guidance/
Training
LOAN BUSINESS HEADQUARTERS
LOAN BUSINESS DEPARTMENT
BRANCH OFFICE GROUP
BRANCH
AUDITS AND COLLABORATION WITH GROUP COMPANIES
Opinions of investors and others
INVESTOR RELATIONS OFFICE
Timely disclosure of information/Provision of materials
PUBLIC RELATIONS DEPARTMENT
Fund procurement
FINANCE HEADQUARTERS
Information/Collaboration
TRAINING DEPARTMENT
LEGAL DEPARTMENT
CUSTOMER SERVICE CENTER
Replies
Consultations
Participation/Advice
EXTERNAL ATTORNEYS
Audits
GROUP COMPANIES
DIRECTORS OF GROUP COMPANIES
Audits
CORPORATE AUDITORS OF GROUP COMPANIES
Questions/Consultations/Complaints
CUSTOMERS

CORPORATE GOVERNANCE

AIFUL has four corporate auditors, three of whom are from outside the group, to supervise management of the company. The auditors attend weekly meetings of the Board of Directors, performing supervisory duties from an independent, neutral standpoint. The auditors also attend monthly meetings of the Compliance Committee, an advisory body to the Board of Directors, and work closely with the Inspection Department, the company's internal auditing unit, to maintain an effective preventive auditing system. Furthermore, AIFUL's corporate auditors, along with the corporate auditors of each group company, work with the company's Group Management Section and Inspection Department to provide a supervisory system for the management of group companies.

1. REMUNERATION FOR DIRECTORS AND CORPORATE AUDITORS

Remuneration for AIFUL directors and corporate auditors for the fiscal year that ended in March 2005 was as follows.

(Millions of yen)

Remuneration for directors (19 individuals)	380
Remuneration for corporate auditors (5 individuals)	61
Total	442

2. REMUNERATION FOR INDEPENDENT ACCOUNTANT

Remuneration for the AIFUL Group's independent accountant for the fiscal year that ended in March 2005 was as follows.

(Millions of yen)

Contractual payments for audit certification	70
Other payments	39
Total	109

COMPLIANCE

In April 2002, the Compliance Committee was established as an advisory body to the Board of Directors. At its monthly meetings, this committee examines risk-related data, preventive measures involving risks, and employee training programs in line with committee policies, and takes other actions to enhance the company-wide compliance system. The AIFUL Group Ethical Guidelines have been prepared and distributed to all employees. For some time, the group has had a hotline to the Personnel Division and Inspection Department for reporting violations of ethics and providing advice. In addition, a Customer Service Center has been set up within the Legal Department, providing quick responses to questions and complaints from customers. Furthermore, the center provides guidance and training to sales departments, works closely with the Compliance Committee to enhance customer satisfaction and builds a more powerful legal compliance system. In June 2003, a compliance hotline was set up and internal rules for reporting compliance violations were established in order to prevent the occurrence of violations of laws, regulations and internal rules.

RISK MANAGEMENT AND HANDLING OF PERSONAL INFORMATION

The Risk Management Committee, which is part of the Management Planning Headquarters, takes the lead in gathering information on existing and potential risks at the company. The committee works with the Investor Relations Office, Public Relations Department, Legal Department and other units to maintain a crisis management system. To prepare for the April 1, 2005 full enforcement of Japan's Personal Information Protection Law, AIFUL started a personal information protection project in April 2004. This project conducted a comprehensive review of safety management systems, from the standpoints of personnel, the organization and technology, for the purpose of ensuring the proper handling of personal information and preventing unauthorized access to this information.

AIFUL has established an action plan to be prepared for the occurrence of problems associated with personal information or corporate information. In addition, an information contingency plan has been established. Primarily the responsibility of the Information Management Office within the Management Planning Headquarters, this plan provides for quick and appropriate responses in the event of an emergency.

CORPORATE CITIZENSHIP

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group sponsors and supports many activities, with a particular focus on sporting events. Among the best known events are the AIFUL Cup Golf Tournament, the LIFE Card Women's Golf Tournament, and the All-Japan University Women's Invitational Relay Race. LIFE issues charity cards in which a portion of purchases is directed to a number of charities run by volunteers. In June 2005, LIFE issued the TRX Card, which directs donations to a nature conservancy group, further increasing its support for non-profit organizations.



Life CARD LADIES
¥10,800,000※

AIFUL CORPORATION (As of June 24, 2005)

President and CEO
Yoshitaka Fukuda

Senior Managing Director and Representative Director
Taichi Kawakita

Senior Managing Directors
Katsuhide Horiba
Sadatoshi Kobayashi

Managing Director
Shintaro Hashima

Directors
Yasutaka Fukuda
Yoshimasa Nishimura
Koji Imada
Takashi Koumoto
Masami Munetake
Yasuo Yanagibashi
Masayuki Sato
Hiroshi Abe
Kazumitsu Oishi
Tsuneo Sakai
Kazuyoshi Wakamatsu

Standing Corporate Auditors
Masanobu Hidaka
Yoshitaka Ebisuzaki
Yasuo Hotta

Corporate Auditor
Yoshinobu Azuma

LIFE Co., Ltd. (As of June 24, 2005)

Chairman
Yoshitaka Fukuda

Vice-Chairman
Makoto Iwai

President
Kazuyuki Isono

Senior Managing Directors
Masayuki Sato
Gen Hashimoto

Managing Director
Syouichiro Nakata

Directors
Tetsuya Goto
Toshiki Yamanishi
Seiji Yamada
Toshihiko Nakamoto
Katsuhide Horiba
Hiroshi Abe

Standing Corporate Auditor
Tadashige Horioka

Corporate Auditors
Yoshitaka Ebisuzaki
Keiji Kimoto
Minoru Shimamura

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTENTS

Note: Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.

SIX-YEAR SUMMARY

AIFUL Corporation and Consolidated Subsidiaries

Years ended March 31	2000	2001	2002
FOR THE YEAR:			
Total income	239,200	281,719	400,014
Total expenses	154,490	189,145	338,166
Credit costs	40,307	59,194	42,576
Income before income taxes and minority interests	84,710	92,574	61,848
Income taxes	42,399	44,371	27,385
Deferred income taxes	1,793	(1,833)	(8,908)
Net income	44,104	48,253	35,064
AT YEAR-END:			
Loans	1,001,080	1,261,042	1,482,796
Bad debts	57,668	79,913	94,854
Loans in legal bankruptcy	16,299	13,071	16,457
Nonaccrual loans	15,797	25,644	28,723
Accruing loans contractually past due three months or more as to principal or interest payments	5,251	7,196	11,945
Restructured loans	20,321	34,002	37,729
Total assets	1,182,468	1,865,537	2,029,634
Allowance for bad debts	56,720	98,395	109,337
Total liabilities	929,565	1,557,838	1,604,780
Interest-bearing debt	892,169	1,239,265	1,344,273
Minority interests	–	1,149	3,511
Total shareholders' equity	252,903	306,550	421,343
PER SHARE DATA (YEN):			
Net income	349.38	379.54	260.00
Net income – diluted	–	–	–
Total shareholders' equity	2,003.48	2,407.83	3,015.34
Cash dividends	60	50	50
RATIO (%):			
Shareholders' equity ratio	21.4	16.4	20.7
ROE	19.3	15.7	9.6
ROA	4.0	2.6	1.8
OTHER DATA:			
Number of shares outstanding at year-end	56,103,000	84,876,000	93,376,000
Number of employees at year-end	3,263	5,750	5,810

We started compiling our financial statements on a consolidated basis starting the fiscal year ended March 31, 2001.
Thus, figures for prior years are provided only on a non-consolidated basis.

(Reference)	2000	2001	2002
Operating Revenue	238,532	280,656	397,162
Ordinary Income	85,009	103,533	105,067

(Millions of yen)

2003	2004	2005
451,168	479,473	520,737
343,715	375,659	391,295
138,479	157,349	155,436
107,453	103,814	129,442
47,426	41,016	53,915
(10,129)	(5,158)	11,990
59,911	62,548	75,723
1,670,782	1,786,940	1,395,622
120,399	149,826	175,136
20,830	28,637	31,020
39,897	52,452	60,283
16,503	17,820	21,049
43,169	50,917	62,784
2,282,113	2,332,761	2,574,286
132,130	145,757	189,483
1,792,093	1,780,575	1,951,548
1,504,969	1,513,812	1,673,458
4,029	4,682	5,385
485,991	547,504	617,353
425.06	440.65	533.57
–	–	533.53
3,428.97	3,863.06	4,358.69
60	60	60
21.3	23.5	24.0
13.2	12.1	13.0
2.8	2.7	3.1
94,690,000	94,690,000	142,035,000
6,123	5,969	3,510

(Millions of yen)

2003	2004	2005
449,458	473,458	518,416
111,797	112,446	135,294

Notes

1. On May 20, 1999, each common, par value share held as of March 31, 1999, was split into 1.2 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 9,350,500 shares. Net income per share for the fiscal year through March 2000 was calculated as if the stock split had been implemented at the beginning of the term.
2. On May 22, 2000, each common, par value share held as of March 31, 2000, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 28,051,500 shares. Net income per share for the fiscal year through March 2001 was calculated as if the stock split had been implemented at the beginning of the term.
3. On June 1, 2000, 721,500 new shares were issued through an exchange of shares agreement concluded with Sinwa Co., Ltd.
4. On August 25, 2001, 3,500,000 new shares were issued through a domestic public offering, while 5,000,000 new shares were issued through an overseas public offering, primarily in Europe.
5. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
6. Starting in 2003, shareholders' equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
7. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
8. Net income and total shareholders' equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split (See Note. 7) had been implemented at the beginning of the term.

AIFUL GROUP

TOTAL RECEIVABLES OUTSTANDING


(Millions of yen)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees

(Millions of yen)

	2001	2002	2003	2004	2005
Total Receivables Outstanding	1,821,875	2,002,499	2,210,889	2,298,444	2,522,579
Loans	1,407,636	1,635,954	1,833,702	1,907,655	2,095,202
Unsecured	1,167,837	1,332,218	1,442,980	1,477,430	1,622,032
Home Equity	227,601	278,893	325,437	346,183	352,214
Small Business	12,198	24,843	65,285	84,042	120,956
Credit Card Shopping Loans	63,490	61,687	64,117	71,528	79,623
Per-item Shopping Loans	165,970	164,715	184,324	185,650	206,348
Loan Guaranteess	184,778	140,143	128,745	133,610	141,407

TOTAL INCOME / NET INCOME


(Millions of yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
80,000
60,000
40,000
20,000
0
01 02 03 04 05
Interest on Loans
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees
Other
Net Income

(Millions of yen)

	2001	2002	2003	2004	2005
Total Income	281,719	400,014	451,168	479,473	520,737
Interest on Loans	272,237	359,318	406,484	429,513	466,430
Unsecured	234,374	311,910	348,887	358,142	387,839
Home Equity	34,974	43,150	47,650	55,022	56,531
Small Business	2,888	4,257	9,945	16,348	22,036
Credit Card Shopping Loans	–	6,742	7,878	8,140	9,031
Per-item Shopping Loans	–	10,353	15,179	15,508	17,201
Loan Guarantees	–	4,076	4,133	5,562	7,038
Other	9,482	19,525	17,494	20,750	20,927
Net Income	48,253	35,064	59,911	62,548	75,723

TOTAL ASSETS / ROA


(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Assets	1,865,537	2,029,634	2,282,113	2,332,761	2,574,286
ROA (%)	2.6	1.8	2.8	2.7	3.1

ROA=Net Income / Total Assets (average) x 100 (%)

SHAREHOLDERS' EQUITY / ROE



(Millions of yen / %)
800,000
600,000
400,000
200,000
0
20
15
10
5
0
01 02 03 04 05
Shareholders' Equity
ROE

(Millions of yen / %)

	2001	2002	2003	2004	2005
Shareholders' Equity	306,550	421,343	485,991	547,504	617,353
ROE (%)	15.7	9.6	13.2	12.1	13.0

ROE=Net Income / Shareholders' Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS



(%)
3
2
1
01 02 03 04 05
Average Rate of Borrowings
Indirect
Direct

(%)

	2001	2002	2003	2004	2005
Average Rate of Borrowings	2.75	2.04	1.78	1.72	1.60
Indirect	2.62	2.52	1.97	1.86	1.69
Direct	2.91	1.54	1.57	1.55	1.48
Long-Term Prime Rate (reference)	1.90	2.30	1.50	1.65	1.65
Share of Indirect	53.7	51.8	53.5	56.2	60.2
Share of Direct	46.3	48.2	46.5	43.8	39.8

NUMBER OF CUSTOMER ACCOUNTS



(Thousands)
4,000
3,000
2,000
1,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Thousands)

	2001	2002	2003	2004	2005
Number of Customer Accounts	3,043	3,336	3,521	3,520	3,796
Unsecured	2,971	3,241	3,389	3,366	3,618
Home Equity	61	75	87	94	99
Small Business	10	19	45	59	77
Credit Card Holders	7,598	8,835	9,837	11,051	11,867
Per-item Shopping Loans Accounts	633	645	697	740	809

LOANS OUTSTANDING

(Millions of yen)


Unsecured
Home Equity
Small Business
1,500,000
1,200,000
900,000
600,000
300,000
0
01 02 03 04 05

(Millions of yen)

	[illegible]	[illegible]	[illegible]	[illegible]	2005
Loans Outstanding	1,159,734	1,313,690	1,413,340	1,451,638	1,471,767
Unsecured	921,891	1,019,293	1,068,151	1,081,058	[illegible]
Home Equity	225,645	277,671	322,840	342,637	[illegible]
Small Business	12,198	16,726	22,349	27,943	[illegible]

TOTAL INCOME / NET INCOME

(Millions of yen)


Unsecured
Home Equity
Small Business
Other
Net Income
400,000
300,000
200,000
100,000
0
100,000
75,000
50,000
25,000
0
01 02 03 04 05

(Millions of yen)

	[illegible]	[illegible]	[illegible]	[illegible]	2005
Total Income	272,553	311,843	330,147	340,224	[illegible]
Interest on Loans	262,580	296,034	315,600	326,979	[illegible]
Unsecured	224,718	249,088	263,262	265,959	[illegible]
Home Equity	34,974	43,054	47,483	54,663	[illegible]
Small Business	2,888	3,891	4,854	6,355	[illegible]
Other	9,973	15,809	14,547	13,245	[illegible]
Net Income	48,512	38,349	55,318	53,086	[illegible]

TOTAL ASSETS / ROA

(Millions of yen / %)


Total Assets
ROA
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05

(Millions of yen / %)

	[illegible]	[illegible]	[illegible]	[illegible]	2005
Total Assets	1,586,410	1,740,868	1,906,212	1,870,076	[illegible]
ROA (%)	3.5	2.3	3.0	2.8	[illegible]

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)


Total Shareholders' Equity
ROE
600,000
500,000
400,000
300,000
200,000
100,000
0
20
15
10
5
0
01 02 03 04 05

(Millions of yen / %)

	[illegible]	[illegible]	[illegible]	[illegible]	2005
Total Shareholders' Equity	302,601	420,493	470,334	522,905	[illegible]
ROE (%)	17.5	10.6	12.4	10.7	[illegible]

AVERAGE INTEREST RATIO

(%)



30
20
10
0
01 02 03 04 05
Average Interest Ratio
Unsecured
Home Equity
Small Business

(%)

	2001	2002	2003	2004	2005
Average Interest Ratio	24.3	23.9	23.2	22.8	22.6
Unsecured	26.0	25.7	25.2	24.8	24.6
Home Equity	17.2	17.1	15.8	16.4	16.3
Small Business	25.7	26.9	24.8	25.3	25.4

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)



2,500
2,000
1,500
1,000
500
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Thousands)

	2001	2002	2003	2004	2005
Number of Customer Accounts	2,121	2,244	2,284	2,246	[illegible]
Unsecured	2,050	2,155	2,180	2,131	[illegible]
Home Equity	60	75	87	93	96
Small Business	10	13	17	21	24

NEW ACCOUNTS

(Accounts)



500,000
400,000
300,000
200,000
100,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Accounts)

	2001	2002	2003	2004	2005
New Accounts	479,903	496,065	440,254	388,036	[illegible]
Unsecured	453,437	462,436	405,275	355,619	[illegible]
Home Equity	22,403	27,307	27,542	24,222	23,405
Small Business	4,063	6,322	7,437	8,195	[illegible]

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen / %)



100,000
80,000
60,000
40,000
20,000
0
8
6
4
2
0
01 02 03 04 05
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2001	2002	2003	2004	2005
Bad Debt Charge-offs	40,793	53,880	78,986	97,458	[illegible]
Unsecured	37,944	49,517	71,968	86,507	[illegible]
Home Equity	2,399	3,925	6,313	9,612	[illegible]
Small Business	449	437	704	1,339	[illegible]
Ratio of Bad Debt Charge-offs (%)	3.52	4.10	5.59	6.71	[illegible]
Unsecured	4.12	4.86	6.74	8.00	[illegible]
Home Equity	1.06	1.41	1.96	2.81	[illegible]
Small Business	3.68	2.62	3.15	4.79	[illegible]

LIFE (MANAGED ASSET BASIS)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)



800,000
600,000
400,000
200,000
0
01 02 03 04 05
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(Millions of yen)

	2001	2002	2003	2004	2005
Total Receivables Outstanding	606,313	612,509	676,093	702,202	751,553
Installment Receivables	225,376	224,213	247,494	256,773	285,867
Loans (Cash Advance)	196,559	250,903	310,749	339,137	367,453
Loan Guarantees	184,378	137,392	117,849	106,290	98,223

OPERATING REVENUE / NET INCOME

(Millions of yen)



150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
01 02 03 04 05
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2001	2002	2003	2004	2005
Operating Revenue	–	79,824	103,880	113,738	123,881
Installment Receivables	–	19,020	23,566	24,415	25,870
Loans (Cash Advance)	–	51,387	69,578	78,815	84,919
Loan Guarantees	–	3,992	3,622	3,842	4,044
Other	–	5,424	7,113	6,664	6,045
Net Income	–	10,908	9,149	16,131	10,979

TOTAL ASSETS / ROA

(Millions of yen / %)



750,000
600,000
450,000
300,000
150,000
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
01 02 03 04 05
Total Assets
ROA

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Assets	405,314	441,799	496,781	559,273	644,116
ROA (%)	–	2.6	2.0	3.1	1.8

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



120,000
90,000
60,000
30,000
0
20
15
10
5
0
01 02 03 04 05
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Shareholders' Equity	70,142	81,094	90,284	106,486	117,183
ROE (%)	–	14.4	10.7	16.4	9.3

AVERAGE YIELD

(%)


Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
30
20
10
0
01 02 03 04 05

(%)

	2001	2002	2003	2004	2005
Average Yield	–	12.2	15.0	16.4	16.9
Installment Receivables	–	8.5	10.0	9.5	9.8
Loans (Cash Advance)	–	23.0	24.8	24.3	24.0
Loan Guarantees	–	2.5	2.8	3.4	4.0

PURCHASE RESULTS

(Millions of yen)


Per-item Shopping Loans
Credit Card
150,000
120,000
90,000
60,000
30,000
0
600,000
480,000
360,000
240,000
120,000
0
01 02 03 04 05

(Millions of yen)

	2001	2002	2003	2004	2005
Purchase Results					
Per-item Shopping Loans	67,156	104,531	125,246	118,131	135,646
Credit Card	370,077	425,446	503,448	543,507	597,314
Credit Card Shopping Loans	219,167	233,633	274,479	318,115	373,130
Credit Card Cashing Loans	150,909	191,813	228,968	225,392	224,184

NUMBER OF CARDHOLDERS

(Thousands)


LIFE Proper Card
Affinity Cards
12,000
10,000
8,000
6,000
4,000
2,000
0
01 02 03 04 05

(Thousands)

	2001	2002	2003	2004	2005
Number of Cardholders	7,483	8,716	9,834	11,032	11,916
LIFE Proper Card	847	1,387	1,509	1,625	1,710
Affinity Cards	6,636	7,328	8,324	9,406	10,235

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen / %)


Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs
40,000
30,000
20,000
10,000
0
6
4
2
0
01 02 03 04 05

(Millions of yen / %)

	2001	2002	2003	2004	2005
Bad Debt Charge-offs	–	24,161	30,190	35,566	36,658
Credit Card Shopping Loans	–	2,334	2,337	2,412	2,115
Credit Card Cashing Loans	–	5,833	8,688	12,823	13,141
Per-item Shopping Loans	–	5,308	5,229	6,067	4,984
LIFE Cash Plaza (unsecured loans)	–	3,949	6,432	10,570	11,445
Ratio of Bad Debt Charge-offs (%)	–	3.94	4.47	5.06	4.88
Credit Card Shopping Loans	–	3.79	3.65	3.37	2.66
Credit Card Cashing Loans	–	3.64	4.52	6.32	6.28
Per-item Shopping Loans	–	3.62	3.06	3.45	2.53
LIFE Cash Plaza (unsecured loans)	–	4.41	5.47	7.80	7.26

LOANS OUTSTANDING

(Millions of yen)


50,000
40,000
30,000
20,000
10,000
0
02
03
04
05

(Millions of yen)

	[illegible]	[illegible]	[illegible]	2005
Loans Outstanding	8,116	15,397	27,591	[illegible]

OPERATING REVENUE / NET INCOME

(Millions of yen)


Operating Revenue
Net Income
6,000
4,500
3,000
1,500
0
–1,500
–3,000
02
03
04
05

(Millions of yen)

	[illegible]	[illegible]	[illegible]	2005
Operating Revenue	366	1,749	3,014	[illegible]
Net Income	–2,600	–601	–1,036	[illegible]

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)


Number of Customer Accounts
Loans Outstanding Per Account
40
30
20
10
0
2,000
1,500
1,000
500
0
02
03
04
05

(Thousands / Thousands of yen)

	[illegible]	[illegible]	[illegible]	2005
Number of Customer Accounts	5	12	22	32
Loans Outstanding Per Account	1,449	1,194	1,203	[illegible]

NEW ACCOUNTS

(Thousands)


15
10
5
0
02
03
04
05

(Thousands)

	[illegible]	[illegible]	[illegible]	2005
New Accounts	4	8	12	[illegible]

AVERAGE INTEREST RATE

(%)


20
16
12
8
4
0
02
03
04
05

(%)

	[illegible]	[illegible]	[illegible]	2005
Average Interest Rate	15.5	15.4	15.3	[illegible]

RATIO OF BAD DEBT CHARGE-OFFS

(%)


4
3
2
1
0
02
03
04
05

(%)

	[illegible]	[illegible]	[illegible]	2005
Ratio of Bad Debt Charge-offs	1.1	2.6	3.6	[illegible]

CITY'S

LOANS OUTSTANDING

(Millions of yen)



50,000
40,000
30,000
20,000
10,000
0
03
04
05

(Millions of yen)

	2003	2004	2005
Loans Outstanding	29,176	31,214	46,673

OPERATING REVENUE / NET INCOME

(Millions of yen)



Operating Revenue
Net Income
10,000
8,000
6,000
4,000
2,000
0
-2,000
03
04
05

(Millions of yen)

	2003	2004	2005
Operating Revenue	3,470	7,414	[illegible]
Net Income	−299	1,535	[illegible]

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)



Number of Customer Accounts
Loans Outstanding Per Account
25
20
15
10
5
0
2,500
2,000
1,500
1,000
500
0
03
04
05

(Thousands / Thousands of yen)

	2003	2004	2005
Number of Customer Accounts	15	15	[illegible]
Loans Outstanding Per Account	1,908	2,014	[illegible]

NEW ACCOUNTS

(Thousands)



10
8
6
4
2
0
03
04
05

(Thousands)

	2003	2004	2005
New Accounts	2	4	[illegible]

AVERAGE INTEREST RATE

(%)



30
24
18
12
6
0
03
04
05

(%)

	2003	2004	2005
Average Interest Rate	28.1	27.4	27.2

RATIO OF BAD DEBT CHARGE-OFFS

(%)



6
5
4
3
2
1
0
03
04
05

(%)

	2003	2004	2005
Ratio of Bad Debt Charge-offs	5.0	1.6	[illegible]

CONSOLIDATED RESULTS OF OPERATIONS

As of March 31, 2005, the outstanding amount of loans at AIFUL and its 10 consolidated subsidiaries totaled ¥2,095,202 million (US$19,581 million), an increase of ¥187,546 million, or 9.8%, compared with one year earlier. In addition to steady growth in loans at AIFUL, growth continued in the balance of loans extended by LIFE through credit card cash advances and at its Cash Plaza (unsecured loans) operations. BUSINEXT and City's, which extend loans to small businesses, both posted sharp growth in outstanding loans. This increase was also the result of the inclusion of loans totaling ¥95,345 million (US$891 million) at Wide Corporation, a consumer finance company that became a consolidated subsidiary in June 2004, and loans totaling ¥9,212 million (US$86 million) at TCM. Co. Ltd., a company undergoing bankruptcy proceedings that became a consolidated subsidiary in February 2005.

Unsecured loans increased ¥144,602 million, or 9.8%, to ¥1,622,032 million (US$15,159 million), home equity loans (secured loans) increased ¥6,030 million, or 1.7%, to ¥352,214 million (US$3,292 million), and small business loans increased ¥36,913 million, or 43.9%, to ¥120,956 million (US$1,130 million). Installment accounts receivable, mainly representing purchases using credit cards and per-item credit, increased ¥29,297 million, or 11.8%, to ¥276,849 million (US$2,587 million). Loan guarantees increased ¥7,797 million, or 5.8%, to ¥141,407 million (US$1,322 million), and other receivables increased ¥283 million, or 2.8%, to ¥10,489 million (US$98 million). The above figures include ¥184,027 million (US$1,720 million) of receivables, the total of ¥99,580 million (US$931 million) of loans and ¥84,447 million (US$789 million) of installment accounts receivable, that are not on the balance sheet because of their securitization and sale.

EARNINGS AND EXPENSES

In fiscal 2004, the year ended March 31, 2005, total income increased ¥41,264 million, or 8.6%, to ¥520,737 million (US$4,867 million). Interest on loans increased 8.6% to ¥466,430 million (US$4,359 million), or 89.6% of total income. Interest on credit card shopping loans increased 11.7% to ¥9,091 million (US$85 million), which was 1.7% of total income, interest on per-item shopping loans increased 10.9% to ¥17,201 million (US$161 million), which was 3.3% of total income, and interest on loan guarantees increased 27.4% to ¥7,088 million (US$66 million), which was 1.4% of total income, and other income increased 28.4% to ¥12,464 million (US$116 million), which was 2.4% of total income.

The growth in total income was attributable in part to an increase of ¥3,550 million, or 1.1%, in interest on loans at AIFUL to ¥330,529 million (US$3,089 million) and an increase of ¥10,396 million, or 9.3%, in operating revenue at LIFE to ¥121,972 million (US$1,140 million). Growth in operating revenue at LIFE was the result of increases of ¥6,728 million, or 8.8%, to ¥83,613 million (US$781 million) in interest on loans and ¥2,674 million, or 11.3%, in installment income to ¥26,267 million (US$245 million). Small business loans made a significant contribution to growth in total income. Interest on loans increased ¥2,424 million, or 80.8%, to ¥5,426 million (US$51 million) at BUSINEXT and ¥2,105 million, or 28.8%, to ¥9,413 million (US$88 million) at City's. The results of Wide, which became a consolidated subsidiary in June 2004, have been consolidated from April 2004. Because of this, Wide contributed ¥23,312 million (US$218 million) to total income.

Total expenses increased ¥15,636 million, or 4.2%, to ¥391,295 million (US$3,657 million). Credit costs and provision for allowance for bad debts, advances to an unconsolidated subsidiary and claims in bankruptcy decreased ¥1,883 million, or 1.2%, to ¥155,466 million (US$1,453 million). The decline in these credit costs was mainly due to a recovery

TOTAL RECEIVABLES OUTSTANDING
(Millions of yen)


3,000,000
2,000,000
1,000,000
0
01 02 03 04 05

TOTAL INCOME / TOTAL EXPENSES
(Millions of yen)


600,000
400,000
200,000
0
01 02 03 04 05
Total Income
Total Expenses

NET INCOME / ROE
(Millions of yen / %)


80,000
60,000
40,000
20,000
0
20
15
10
5
0
01 02 03 04 05
Net Income
ROE

in Japan's GDP and other economic statistics, a downturn in the unemployment rate, and a 12.8% decrease in fiscal 2004 personal bankruptcies in Japan to 211 thousand. The decline in credit costs was limited, however, by the inclusion of credit costs totaling ¥10,169 million (US$95 million) at newly acquired subsidiary Wide. The March 2004 acquisition of New Frontier Partners resulted in the inclusion of ¥357 million as cost of operational investment securities.

Due to these items, income before income taxes and minority interests increased ¥25,628 million, or 24.7%, to ¥129,442 million (US$1,210 million). AIFUL was thus the only member of Japan's consumer finance industry to achieve growth in total income and earnings in fiscal 2004, just as in fiscal 2003.

Income taxes increased ¥11,999 million, or 29.3%, to ¥53,015 million (US$495 million). Minority interests in net income increased ¥454 million, or 181.6%, to ¥704 million (US$7 million), primarily the result of the first fiscal year profit at BUSINEXT since this company was established in 2001.

In December 2004, the family ownership was reduced to raise the liquidity of AIFUL shares. This action meant that the retained earnings tax on closely held companies was no longer applicable to AIFUL Corporation (non-consolidated). This change, along with growth in pretax earnings, resulted in an increase of ¥13,175 million, or 21.1%, in net income to ¥75,723 million (US$708 million). The ROA increased from 2.7% to 3.1% and the ROE increased from 12.1% to 13.0%.

Basic net income per common share increased from ¥440.65 to ¥533.57 (US$4.99). Both figures reflect the 1-to-1.5 stock split that was conducted on May 23, 2005 for shareholders of record on March 31, 2005. Diluted net income per common share was ¥533.53 ($4.99).


EPS
(Yen)
600
400
200
0
01
02
03
04
05

SEGMENT INFORMATION (MANAGED ASSETS BASIS)

Please refer to the discussion of operating results by group company for information on operating results of individual companies.

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

	2004	2005	% of change
Unsecured loans	1,477,430	1,622,032	9.8%
Home equity loans	346,183	352,214	1.7%
Small business loans	84,042	120,936	43.9%
Credit card shopping loans	71,528	79,623	11.3%
Per-item shopping loans	185,650	206,344	11.1%
Loan guarantees	133,610	141,357	5.8%

INCOME

(Millions of yen)

	2004	2005	% of change
Unsecured loans	358,142	387,839	8.3%
Home equity loans	55,022	56,500	2.7%
Small business loans	16,348	22,053	34.9%
Credit card shopping loans	8,140	9,091	11.7%
Per-item shopping loans	15,508	17,201	10.9%
Loan guarantees	5,562	7,088	27.4%

Unsecured loans

Consolidated unsecured loans represent loans at AIFUL, the credit card cash advances and Cash Plaza operations of LIFE, the unsecured loans of TRYTO CORPORATION, which was formed through the April 2004 merger of Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd., and the unsecured loans of Wide, which was acquired in June 2004, and TCM, which was acquired in February 2005.

Outstanding unsecured loans increased ¥144,602 million, or 9.8%, to ¥1,622,032 million (US$15,159 million). This was mainly attributable to an increase in the average loan per account at AIFUL, an increase in the number of accounts at LIFE, and the acquisitions of Wide and TCM. The interest rate on unsecured loans increased 0.5 of a percentage point to 25.1%. Interest on unsecured loans increased ¥29,696 million, or 8.3%, to ¥387,839 million (US$3,625 million).

Home equity loans

These loans mainly represent the home equity loan business of AIFUL. LIFE, BUSINEXT and City's have started selling home equity loans to establish a marketing framework capable of targeting a broad spectrum of customer segments.

Home equity loans increased ¥6,030 million, or 1.7%, to ¥352,214 million (US$3,292 million). This was primarily the result of steady growth in the balance of loans at AIFUL and the contributions of subsidiaries. The interest rate on home equity loans decreased 0.2 of a percentage point to 16.2% and interest income increased ¥1,509 million, or 2.7%, to ¥56,531 million (US$528 million).

Small business loans

Small business loans are extended by BUSINEXT and City's, which specialize in this business, and by AIFUL.

Outstanding loans increased ¥36,913 million, or 43.9%, to ¥120,956 million (US$1,130 million). There was substantial growth in loans at BUSINEXT, which began using a new scoring system, and at City's, which started opening offices in eastern Japan. AIFUL also recorded an increase in business loans. The interest rate on these loans decreased 0.4 of a percentage point to 21.5% and interest income increased ¥5,711 million, or 34.9%, to ¥22,059 million (US$206 million).

Credit card shopping loans

Credit card shopping loans mainly represent the credit card business of LIFE. During fiscal 2004, LIFE achieved an increase of 910 thousand, or 8.3%, to 11.96 million in the active account of cardholders.

Outstanding loans increased ¥8,094 million, or 11.3%, to ¥79,623 million (US$744 million) because of growth in the number of cardholders. The interest rate on credit card shopping loans decreased 0.1 of a percentage point to 12.3% and interest income increased ¥950 million, or 11.7%, to ¥9,091 million (US$85 million).

Per-item shopping loans

LIFE accounts for most of consolidated per-item shopping loans. The shopping loan market is shrinking as *shinpan* companies withdraw from this business. However, LIFE continues to take actions aimed at growth because of the potential for capturing a greater market share.

Outstanding loans increased ¥20,697 million, or 11.1%, to ¥206,348 million (US$1,928 million) due to an increase in the number of customer accounts as LIFE formed credit agreements with more retailers. The interest rate on per-item shopping loans increased 0.3 of a percentage point to 9.0% and interest income increased ¥1,692 million, or 10.9%, to ¥17,201 million (US$161 million).

Loan guarantees

Consolidated loan guarantees represent the loan guarantees businesses of AIFUL and LIFE.

The volume of loans guaranteed increased ¥7,797 million, or 5.8%, to ¥141,407 million (US$1,322 million). Guarantees at AIFUL increased ¥15,862 million, or 58.1%, to ¥43,180 million (US$404 million) and guarantees of consumer loans increased ¥9,309 million, or 35.9%, to ¥35,267 million (US$330 million). The number of consumer loan guarantees agreements with banks increased by nine to 41. In addition, guarantees of small business loans increased ¥6,553 million, or 482.6%, to ¥7,912 million (US$74 million) and the number of small business loan guarantee agreements with banks increased by 25 to 32. At LIFE, the balance of loan guarantees decreased ¥2,614 million, or 3.8%, to ¥65,305 million (US$610 million) as this company continued to discontinue low-margin bank loan guarantees while increasing the number of more profitable agreements. The interest rate improved 0.9 of a percentage point to 5.2%. Loan guarantees fees increased ¥1,525 million, or 27.4%, to ¥7,088 million (US$66 million).

NET INTEREST MARGIN

The net interest margin increased 0.8 of a percentage point to 5.8%. This was mainly the result of the profitability of all group companies and a decline in credit costs.

NET MARGIN

(%)

	[illegible]	[illegible]	2005
Interest on loans	21.4	21.1	22.4
Fund procurement	1.9	1.8	1.8
Credit costs (including reserves)	6.4	7.0	6.7
Other expenses	7.6	7.3	8.1
Net margin	5.5	5.0	5.8

FINANCIAL POSITION

Total assets as of March 31, 2005 were ¥2,574,286 million (US$24,059 million), ¥241,525 million, or 10.4%, higher than one year earlier.

Current assets increased ¥247,051 million, or 11.4%, to ¥2,411,120 million (US$22,534 million). Much of this increase was due to a ¥208,682 million, or 11.7%, increase in loans to ¥1,995,622 million (US$18,651 million). This includes loans of ¥78,345 million (US$732 million) at Wide, which was acquired in June 2004, and ¥9,212 million (US$86 million) in loans at TCM, which was acquired in February 2005. In addition, growth in loans continued at other group companies. Loans at AIFUL increased 1.4% to ¥1,471,767 million (US$13,755 million), loans at LIFE increased 30.4% to ¥284,879 million (US$2,662 million), and loans at BUSINEXT increased 72.6% to ¥47,622 million (US$445 million), and loans at City's increased 46.3% to ¥45,673 million (US$427 million). Installment accounts receivable increased ¥38,117 million, or 24.7%, to ¥192,402 million (US$1,798 million), the result of growth in credit card shopping and per-item shopping loan receivables at LIFE. Aggressive marketing initiatives to expand bank loan guarantees resulted in an increase of ¥7,797 million, or 5.8%, in loan guarantees to ¥141,407 million (US$1,322 million).

Property and equipment increased ¥2,773 million, or 6.1%, to ¥48,252 million (US$451 million). Investments and other assets decreased ¥8,299 million, or 6.7%, to ¥114,914 million (US$1,074 million). Investment securities increased ¥5,400 million, or 28.9%, to ¥24,116 million (US$225 million) and claims in bankruptcy increased ¥4,875 million, or 20.6%, to ¥28,536 million (US$267 million). These increases were offset by a ¥10,494 million, or 71.0%, decrease in deferred tax assets to ¥4,288 million (US$40 million) and other items.

Current liabilities increased ¥55,533 million, or 6.9%, to ¥858,865 million (US$8,027 million) and long-term liabilities increased ¥115,440 million, or 11.8%, to ¥1,092,683 million (US$10,212 million). As a result, total liabilities increased ¥170,973 million, or 9.6%, to ¥1,951,548 million (US$18,239 million). To fund the growth in loans and installment accounts receivable at AIFUL, LIFE and other group companies, as well as the acquisitions of Wide and TCM, the sum of loans, commercial paper, bonds and other funds procured increased 10.5% to ¥1,673,458 million (US$15,640 million).

Shareholders' equity increased ¥69,849 million, or 12.8%, to ¥617,353 million (US$5,770 million), mainly a reflection of higher retained earnings. The equity ratio increased 0.5 of a percentage point from 23.5% to 24.0% as of March 31, 2005.

BAD DEBTS

Bad debt charge-offs increased ¥8,155 million, or 5.9%, to ¥145,327 million (US$1,358 million). The allowance for bad debt increased ¥13,726 million, or 9.4%, to ¥159,483 million (US$1,490 million).

The increases in bad debt charge-offs and the allowance for bad debts are the result of credit costs at Wide and TCM, which were acquired during the fiscal year that ended in March 2005, and to growth in receivables at LIFE and other group companies. The ratio of bad debt charge-offs declined by 0.21 of a percentage point from 5.97% to 5.76% mainly because of a decline in the number of personal bankruptcies in Japan.

(Millions of yen)

	2003	2004	2005
Bad debt charge-offs	114,485	137,172	145,327
Ratio of bad debt charge-offs (%)	5.18	5.97	5.76
Allowance for bad debts	132,130	145,757	159,483

TOTAL ASSETS / ROA

(Millions of yen / %)



3,000,000
2,000,000
1,000,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO

(Millions of yen / %)



800,000
600,000
400,000
200,000
0
30
20
10
0
01 02 03 04 05
Shareholders' Equity
Shareholders' Equity Ratio

INVESTMENT SECURITIES

Investment securities increased ¥5,400 million, or 28.9%, to ¥24,116 million (US$225 million). Of these investment securities, securities valued at market were ¥17,621 million, including net unrealized gains of ¥8,867 million. On a purchase cost basis, these securities increased ¥1,850 million to ¥8,754 million.

GOODWILL, NET

Goodwill, net decreased ¥3,363 million, or 23.4%, to ¥11,007 million (US$103 million). The basic policy is to amortize goodwill associated with the acquisition of companies using the straight-line method over a ten-year period. This expense is included in depreciation and amortization. In fiscal 2004, the amortization of goodwill totaled ¥1,940 million, the sum of ¥824 million for LIFE, ¥434 million for TRYTO (formerly Sinwa), ¥249 million for City's, and ¥437 million for Wide, which was acquired in June 2004. Goodwill of ¥205 million resulting from the February 2005 acquisition of TCM was written off in a lump-sum during fiscal 2004.

AIFUL received loss carryforwards that can be used for tax purposes when it acquired LIFE. Due to this action, there was a one-time amortization expense of ¥3,830 million (US$36 million) in fiscal 2004. From now on, AIFUL plans to amortize goodwill as follows.

SCHEDULE FOR AMORTIZATION OF GOODWILL

(Millions of yen)

(Acquisition period) (Millions of yen) [illegible] — Goodwill when acquired [illegible]	Change during fiscal year Balance at end of fiscal year	2004	2005	2006 [illegible]	2007 [illegible]	2008 [illegible]
TRYTO (formerly Sinwa) (June 2000)	Normal amortization	434	434	434	434	434
4,347	Year-end balance	2,608	2,173	1,739	1,304	869
LIFE (March 2001)	Normal amortization	1,371	824	824	824	824
32,861	One-off amortization	5,614	3,830	0	0	0
	Total	6,985	4,654	824	824	824
	Year-end balance	9,599	4,945	4,120	3,296	2,472
City's (October 2002)	Normal amortization	249	249	249	249	249
2,493	Year-end balance	2,119	1,870	1,620	1,371	1,122
NFP (March 2004)	Normal amortization	–	–217	–217	–217	–217
–2,176	Year-end balance	–	–1,959	–1,741	–1,523	–1,306
Wide (June 2004)	Normal amortization	–	437	437	437	437
4,378	Year-end balance	–	3,940	3,502	3,065	2,627
TCM (February 2005)	Normal amortization	–	205	–	–	–
205	Year-end balance	–	0	–	–	–
Total	Total amortization	7,675	5,770	1,734	1,734	1,734
	Total year-end balance	14,370	11,007	9,272	7,538	5,803

LIQUIDITY AND CAPITAL RESOURCES

FUND PROCUREMENT POLICY

The AIFUL Group uses a variety of fund procurement methods and sources in order to procure funds in a manner that is stable and holds down expenses. The Group adjusts the composition of funds procured as required to match changes in the financial environment while monitoring interest rate, liquidity and other forms of market risk.

INTEREST RATE HEDGES

To minimize exposure to risks associated with interest rate movements, AIFUL Group has a policy of using interest rate swaps, caps and other methods to apply fixed interest rates to about 80% of all funds procured on a non-consolidated basis. As of March 31, 2005, fixed-rate loans accounted for 47% of non-consolidated funds procured. However, the effective fixed-rate percentage is 82% after accounting for interest rate caps and swaps, significantly reducing the Group's exposure to the effects of interest rate fluctuations.

PRESERVATION OF LIQUIDITY

To maintain adequate liquidity on a non-consolidated basis, AIFUL maintains an amount equal to more than half of short-term funds procured, including the current portion of long-term debt, in the form of cash, deposits and credit facilities. As of March 31, 2005, credit facilities amounted to ¥230 billion on a non-consolidated basis. Including a ¥50 billion credit facility at LIFE, the consolidated credit facility is ¥280 billion. Regarding direct and indirect procurement methods, the Group uses long-term repayment schedules for loans and spreads out its repayment deadlines.

SHORT- AND LONG-TERM BORROWINGS

(Millions of yen)

	2003	2004	2005
Short-term borrowings	68,865	62,034	71,695
Borrowings	55,365	57,034	71,695
Commercial paper	13,500	5,000	–
Long-term borrowings	1,693,494	1,673,367	1,793,712
Borrowings	887,734	917,729	1,051,380
Straight bonds	452,000	455,000	478,890
Asset-backed securities	353,759	300,637	263,441

FUND PROCUREMENT AND DIVERSIFICATION

The Japanese government's low-interest-rate policy continues to create an environment conducive to the smooth procurement of funds. From the standpoints of the stability and cost of fund procurement, the Group's target is to use direct (financial market) procurement for 50% of funds and loans for the remainder. As of March 31, 2005, direct procurement accounted for 38.9% of non-consolidated funds procured and 39.8% of consolidated funds procured. The Group employs a variety of fund-raising methods, including loans, syndicated loans, bonds, commercial paper, the sale of asset-backed securities, and other means. In February 2005, fund procurement channels were further diversified with the sale of US$500 million of U.S. dollar-denominated unsecured bonds with a maturity of five years.

CASH FLOWS

Net cash used in operating activities increased from ¥42,735 million to ¥63,409 million (US$593 million). Income before income taxes and minority interests was ¥129,442 million (US$1,210 million), but cash was used for the increase in loans, increase in installment accounts receivable and other items. Net cash used in investing activities was ¥11,211 million (US$105 million) compared with net cash provided of ¥6,371 million one year earlier. Payments to purchase companies were the main reason for the difference. Net cash provided by financing activities increased from ¥3,097 million to ¥80,318 million (US$751 million) because proceeds from long-term debt and short-term borrowings exceeded repayments. The net result of these cash flows was a ¥10,636 million increase in cash and cash equivalents to ¥108,965 million (US$1,018 million).

AVERAGE RATE OF BORROWINGS


(%)
4
3
2
1
0
01 02 03 04 05

ROA, ROE AND SHAREHOLDERS' EQUITY

As of March 31, 2005, AIFUL's non-consolidated equity ratio was 28.7% and the asset-equity ratio was 3.6. The non-consolidated ROA was 3.4% and the ROE was 12.2%.

At LIFE, the equity ratio was 14.4%, asset-equity ratio about seven times, the ROA 1.3% and the ROE 9.5%.

On a consolidated basis, the equity ratio was 24.0%, asset-equity ratio 4.2, the ROA 3.1% and the ROE 13.0%.

At other large Japanese consumer finance companies, the equity ratio is generally between 40% and 50% and asset-equity ratio is between 2 and 2.5. Since the ROA is about the same for all consumer finance companies, AIFUL is able to generate a higher ROE because of its greater asset-equity ratio, thereby using capital more productively.

On a non-consolidated basis, AIFUL is highly profitable but faces demands by rating agencies for a higher equity ratio because of the poor public image of the consumer finance business in Japan. Credit card companies, on the other hand, do not have this image problem, and are thus not asked to maintain high equity ratios. Consequently, the Group's fundamental capital policy and financial strategy are to increase the consolidated ROE in order to use capital more productively.

Unsecured consumer loans have a higher profit margin than any other category of retail financial services. However, the growth potential of this market is not unlimited. By using LIFE to expand in the credit card business, the AIFUL Group is both increasing operating assets and increasing returns on capital.

ROE (CONSOLIDATED / NON-CONSOLIDATED)



(%)
20
15
10
5
0
01 02 03 04 05
Consolidated
Non-consolidated

CAPITAL PRODUCTIVITY AT JAPAN'S MAJOR FOUR CONSUMER FINANCE COMPANIES

Fiscal 2004

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ROA (non-consolidated)	3.4%	3.5%	4.2%	4.1%
ROE (non-consolidated)	12.2%	7.2%	10.7%	9.7%
ROA (consolidated)	3.1%	3.6%	3.9%	4.3%
ROE (consolidated)	13.0%	7.4%	10.4%	10.5%
Asset-equity ratio (consolidated)	4.2x	2.1x	2.7x	2.4x
Asset-equity ratio (non-consolidated)	3.6x	2.1x	2.5x	2.4x
Rating (S&P)	[illegible]	BBB	BBB+	BBB+
Equity ratio (consolidated)	24.0%	50.5%	41.6%	44.5%
Total shareholders' equity (consolidated) (Billions of yen)	[illegible]	960	863	793
Total assets (consolidated) (Billions of yen)	[illegible]	1,903	2,077	1,785

DIVIDEND POLICY

At the annual meeting held on June 24, 2005, shareholders approved a resolution to pay a year-end ordinary dividend of ¥30 per share. As an interim dividend per share of ¥30 has been paid, this resulted in an annual dividend of ¥60 per share applicable to fiscal 2004.

The fundamental dividend policy of AIFUL is to aggressively and continuously return earnings to shareholders based on operating results as well as economic and financial trends. Based on this policy, AIFUL aims to return earnings to shareholders and maximize shareholder value by sustaining earnings growth over the long term.

Retained earnings are used to fund loans as well as investments required by growth strategies, including mergers and acquisitions that enlarge the Group's base of operations. The Group will reinvest retained earnings so as to meet the expectations of shareholders by improving operating results and raising efficiency. A 1-to-1.5 stock split was conducted on May 23, 2005.

NON-CONSOLIDATED RESULTS OF OPERATIONS

AIFUL Corporation

OVERVIEW

Outstanding loans increased steadily at AIFUL during fiscal 2004 as the company pursued a diversification strategy centered on unsecured loans, as well as on home equity loans (secured loans) and small business loans, to meet a broader range of customer needs. To diversify channels for attracting customers, AIFUL expanded the loan guarantees business through alliances with banks and other partners, strengthened the Internet cash advance service and took other steps to offer products that target customer needs.

Outstanding loans at AIFUL increased 1.4% to ¥1,471,767 million (US$13,755 million). The number of accounts decreased 1.4% to 2,214 thousand, a reflection of a decrease in new customers. The average loan per account increased 2.8% to ¥664 thousand.

Total income increased ¥6,933 million, or 2.0%, to ¥347,157 million (US$3,244 million). This was mainly due to a ¥3,550 million, or 1.1%, increase to ¥330,529 million (US$3,089 million) in interest on loans and increases in interest on deposits, securities and other and in other income.

Outstanding unsecured loans increased 1.2% to ¥1,093,663 million (US$10,221 million) and interest on these loans increased 0.4%, to ¥266,930 million. Outstanding home equity loans increased 0.7% to ¥345,180 million (US$3,226 million) and interest increased 2.2% to ¥55,875 million. Outstanding small business loans increased 17.8% to ¥32,924 million (US$308 million) and interest increased 21.5% to ¥7,722 million.

Expenses decreased ¥7,872 million, or 3.2%, to ¥234,391 million (US$2,191 million). The decrease was primarily the result of a 10.8% decrease in charge-offs and provision for doubtful loans to ¥97,385 million (US$910 million) because of a 12.8% decline in personal bankruptcies in Japan to 211 thousand, the first downturn in 10 years.

Income before income taxes increased 15.1% to ¥112,766 million (US$1,054 million). Income taxes increased 1.3% to ¥45,465 million (US$425 million), including an adjustment for the adoption of tax effect accounting. However, income taxes, current decreased 11.1% to ¥39,914 million (US$373 million) because retained earnings were no longer taxable following changes in family ownership that occurred in December 2004. The result was a 26.8% increase in net income to ¥67,301 million (US$629 million).

Amounts per common share have been adjusted to reflect the 1-to-1.5 stock split conducted on May 23, 2005. On this basis, basic net income per common share increased from ¥373.88 to ¥474.13 (US$4.43). Diluted net income per common share was ¥474.09 (US$4.43).

ROA increased from 2.8% to 3.4% and ROE increased from 10.7% to 12.2%.

SEGMENT INFORMATION

Unsecured loans

In fiscal 2004, the number of new loan applications decreased 2.4% to 541 thousand and the number of new loans decreased 3.4% to 343 thousand. These declines reflect weakness in personal incomes and a tightening of credit standards in response to growth in credit costs. The annual acceptance ratio, which is the number of new loans divided by the number of new loan applications, decreased by 0.7 of a percentage point to 63.4%. However, AIFUL retained its leading position among Japanese consumer finance companies in the number of loan applications. Contributing to this

TOTAL INCOME / TOTAL EXPENSES (AIFUL)
(Millions of yen)



400,000
300,000
200,000
100,000
0
01 02 03 04 05
Total Income
Total Expenses (AIFUL)

NET INCOME / ROE (AIFUL)
(Millions of yen / %)



80,000
60,000
40,000
20,000
0
20
15
10
5
0
01 02 03 04 05
Net Income
ROE

EPS (AIFUL)
(Yen)



600
400
200
0
01 02 03 04 05

performance was the Company's highly effective marketing activities, including TV commercials that consistently earn high ratings.

Due to the need to offer lower interest rates to capture business from creditworthy customers, a highly competitive market segment, and to the rising share of larger loans, the average yield on unsecured loans decreased 0.2 of a percentage point to 24.6% and the average loan per account increased 3.1% to ¥522 thousand (US$4,879).

Total unsecured loans outstanding increased 1.2% to ¥1,093,663 million (US$10,221 million) and the number of unsecured loan accounts as of March 31, 2005 was 2,091 thousand, a decrease of 1.9%.

Home equity loans (secured loans)

New home equity loan customers are mainly individuals that already have an unsecured loan. In fiscal 2004, the downturn in unsecured loan new customers severely impacted home equity loans, bringing down applications by 5.2% to 31 thousand and reducing the number of new customers by 3.4% to 23 thousand. AIFUL continued to adhere to a lending policy that stresses safety. For example, about 56% of home equity loans to new customers are first mortgages and more than 80% of new loans are limited to less than 75% of appraised collateral value. Compared with new entrants to the home equity loan market, including foreign companies, AIFUL is far superior in terms of training employees to sell secured loans, property appraisal skills gained over many years, the head office credit investigation infrastructure, and other aspects of operations.

As of March 31, 2005, outstanding home equity loans were ¥345,180 million (US$3,226 million), 0.7% more than one year earlier. The number of accounts increased 5.0% to 98 thousand as AIFUL continued to differentiate itself from competitors and establish a base for stable growth. The average yield on home equity loans decreased 0.2 of a percentage point to 16.3% and the average loan per account decreased 4.0% to ¥3,499 thousand (US$32,701).

Small business loans

Small business loans are the third major loan business of AIFUL, along with unsecured loans and home equity loans. AIFUL extends loans mainly to individuals who operate businesses. The average loan per account is a comparatively low ¥1,323 thousand (US$12,364). AIFUL offers several types of loans to meet the fundraising needs of small businesses. Business loans include the business loan with guarantor, which allows businesses to obtain supplementary financing, and loans for creditworthy small businesses, and require no collateral or guarantees. In fiscal 2004, new applications increased 32.8% to 22 thousand and new loans increased 10.8% to 9 thousand. As of March 31, 2005, outstanding small business loans amounted to ¥32,924 million (US$308 million), 17.8% more than one year earlier. The number of accounts increased 17.4% to 24 thousand and the average yield improved 0.1 of a percentage point to 25.4%.

Loan guarantees

In the loan guarantees business, AIFUL receives fees for screening loans extended by banks to individuals and small businesses, as well as for monitoring these loans after they have been extended. As of March 31, 2005, AIFUL had guarantees for loans totaling ¥43,180 million (US$404 million), an increase of ¥15,862 million, or 58.1%, compared with one year earlier. There were consumer loan guarantees agreements with 41 financial institutions and loan guarantees totaling ¥35,267 million (US$330 million), 35.9% more than one year earlier. For small business loan guarantees, a business started in earnest only one year ago, there were 32 agreements and loan guarantees totaling ¥7,912 million (US$74 million), 482.4% more than one year earlier.

LOANS OUTSTANDING (AIFUL)
(Millions of yen)


1,500,000
1,200,000
900,000
600,000
300,000
0
01 02 03 04 05

NUMBER OF ACCOUNTS (AIFUL)
(Thousands)


2,500
2,000
1,500
1,000
500
0
01 02 03 04 05

TOTAL ASSETS / ROA (AIFUL)
(Millions of yen / %)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

FINANCIAL CONDITION

As of March 31, 2005, total assets were ¥2,033,547 million (US$19,005 million), ¥163,471 million, or 8.7%, more than one year earlier. Current assets increased ¥3,348 million, or 0.2%, to ¥1,504,048 million (US$14,057 million), property and equipment decreased ¥1,149 million, or 3.9%, to ¥28,495 million (US$266 million), and investments and other assets increased ¥161,272 million, or 47.5%, to ¥501,004 million (US$4,682 million).

The major reasons for the growth in current assets were a ¥7,081 million, or 11.7%, increase in cash and cash equivalents to ¥67,457 million (US$630 million) and a ¥20,129 million, or 1.4%, increase in loans to ¥1,471,767 million (US$13,755 million). The increase in investments and other assets was mostly attributable to a ¥158,026 million, or 58.1%, increase in investments in and advances to subsidiaries to ¥429,978 million (US$4,018 million).

Current liabilities increased ¥29,479 million, or 6.3%, to ¥498,285 million (US$4,657 million) and long-term liabilities increased ¥72,589 million, or 8.3%, to ¥950,954 million (US$8,887 million). Both increases were mainly a reflection of an increase of ¥104,886 million, or 8.2%, to ¥1,388,615 million (US$12,978 million) in short-term borrowings and long-term debt, including the current portion.

Shareholders' equity increased ¥61,403 million, or 11.7%, to ¥584,308 million (US$5,461 million). The equity ratio rose 0.7 of a percentage point from 28.0% to 28.7%.

BAD DEBTS

As of March 31, 2005, bad debts amounted to ¥128,663 million (US$1,202 million), ¥10,778 million, or 9.1%, more than one year earlier.

Credit costs decreased ¥11,836 million, or 10.8%, to ¥97,385 million (US$910 million) and charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy decreased ¥682 million, or 0.7%, to ¥90,316 million (US$844 million). The allowance for bad debt was ¥81,928 million (US$766 million) as of March 31, 2005.

SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO (AIFUL)
(Millions of yen / %)



600,000
500,000
400,000
300,000
200,000
100,000
0
30
20
10
0
01 02 03 04 05
Shareholders' Equity
Shareholders' Equity Ratio

BAD DEBT

(Millions of yen)

	2003	2004	2005
Loans in legal bankruptcy	20,339	26,108	28,145
Nonaccrual loans	31,834	42,141	40,221
Accruing loans contractually past due three months or more as to principal or interest payments	11,217	12,376	12,101
Restructured loans	32,517	37,260	48,196
Total	95,908	117,885	128,663

The portion of charge-offs that exceeded the allowance for doubtful loans and receivables at beginning of fiscal year was recorded as a loss on direct charge-offs on the income statement. The provision for doubtful loans and receivables, on the other hand, represents an expense for expected bad debts in the following fiscal year. Therefore, operating results in each fiscal year are affected by the sum of direct charge-offs and the provision for doubtful loans.

(Millions of yen)

	2003	2004	2005
Allowance for bad debt at beginning of fiscal year	58,689	70,479	81,893
Bad debt charge-offs	74,598	90,998	90,316
Direct charge-offs	15,892	9,352	9,649
Allowance for bad debt	70,479	99,871	87,835
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	90,725	109,221	97,385

There are three categories of bad debt charge-off timetables. Receivables from bankrupt borrowers are charged off immediately, receivables from borrowers who have disappeared or died are written off after six months, and receivables from borrowers who cannot service their loans are written off after one year. For unsecured loan charge-offs, bankruptcy decreased 6.4 percentage points to 40.8% of all charge-offs, borrowers who have disappeared or died accounted for 29.4% of charge-offs, a decrease of 0.1 of a percentage point, and borrowers who cannot service their loans increased 6.5 percentage points to 29.8% of all charge-offs.

(%)

	2004	2005	% of change
Bankrupt	47.2	40.8	−6.4
Disappeared or died	29.5	29.4	−0.1
Nonperforming	23.3	29.8	6.5

LIFE Co., Ltd.

OVERVIEW (MANAGED ASSET BASIS)

LIFE is engaged in a number of highly profitable businesses, including credit card shopping, credit card cash advances and consumer loans. This company is gradually withdrawing from auto loans, housing loans and other low-margin businesses in a move to build a more profitable portfolio of receivables.

As of March 31, 2005, total receivables outstanding were ¥751,553 million (US$7,024 million), an increase of ¥49,351 million, or 7.0%, compared with one year earlier. Credit card shopping receivables increased ¥8,114 million, or 11.3%, to ¥79,622 million (US$744 million). Per-item shopping loans increased ¥20,982 million, or 11.3%, to ¥206,245 million (US$1,928 million), credit card cash advances increased ¥6,481 million, or 3.2%, to ¥209,300 million (US$1,956 million), and unsecured loans (Cash Plaza) receivables increased ¥22,087 million, or 16.3%, to ¥157,630 million (US$1,473 million).

LIFE continued to make progress in reducing the scale of low-margin businesses that are being discontinued. In addition to reducing the auto loan balance to zero, LIFE reduced partner loan receivables by ¥1,310 million, or 52.3%, to ¥1,194 million (US$11 million) and housing loan receivables declined ¥4,140 million, or 11.5%, to ¥31,726 million (US$297 million).

Due to the above items, operating revenue increased ¥10,143 million, or 8.9%, to ¥123,881 million (US$1,158 million) and operating income increased ¥4,443 million, or 36.8%, to ¥16,524 million (US$154 million). Net income fell ¥5,452 million, or 33.8%, to ¥10,679 million (US$100 million), which reflects the effect of losses carried forward for tax purposes since LIFE was acquired by AIFUL.

SEGMENT INFORMATION

Credit cards

As the credit card business is the most important element of LIFE's operations, efforts continued to focus on increasing the number of cardholders, which represent the operating base for this business. In a move to increase the number of member stores, an affinity card alliance was formed with Fujita Corporation, a general retailer that operates mainly in Gunma Prefecture. In addition, LIFE provided support to existing alliance partners, resulting in growth in cardholders at apparel retailer Aoyama Capital Co., Ltd, consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd. and other companies. The number of new affinity credit card customers decreased 2.6% to 2,086 thousand, but remained over the 2 million level. The LIFE Proper Card was supported by the April 2004 introduction of a new visual identity along with a new advertising campaign. Due to aggressive promotions, 207 thousand cards were issued to new customers, 7.8% more than a year earlier, resulting in 17.1 million LIFE Proper Cards as of March 31, 2005. As a result, the total number of credit card holders increased 884 thousand, or 8.0%, to 11,916 thousand.

Due to the increase in cardholders, shopping charge volume increased 17.3% to ¥373,130 million (US$3,487 million) and cash advance volume decreased 0.5% to ¥224,184 million (US$2,095 million). The balance of installment receivables increased 11.3% to ¥79,622 million (US$744 million) for credit card shopping and increased 3.2%, to ¥209,300 million (US$1,956 million) for loans (cash advances). The average yield on shopping receivables increased 0.3 of a percentage point to 9.8% and the average yield on cash advance receivables decreased 0.4 of a percentage point to 23.4%.

Per-item shopping loans

The volume of transactions increased ¥21,239 million, or 15.8%, to ¥155,752 million (US$1,456 million) and receivables outstanding increased ¥20,982 million, or 11.3%, to ¥206,245 million (US$1,928 million). Demand for this type of credit is expected to continue to fall as credit cards account for a higher share of purchases relative to cash. However, LIFE is aggressively developing this business based on a conviction that there is still considerable potential to grow in this business because of its low market share. LIFE has been taking steps to conduct more effective per-item shopping loan sales activities. For example, branch offices have authority to make decisions within certain fee bands, clear standards have been set for profitability of transactions with each affiliated store, and administrative processes have been centralized. Due to these actions, the number of affiliated stores increased 4,725, or 5.2%, to 95,281. The average yield on receivables improved by 0.3 of a percentage point to 9.5%, a reflection of a review of unfavorable contract terms with certain affiliated stores and a policy of avoiding the practice of offering per-item shopping loans at fees that are below cost.

Loan guarantees

During fiscal 2004, LIFE continued to reduce guarantees of bank loans under the previous system, which was unprofitable, instead concentrating on new bank loan guarantees agreements that mainly target consumer loans. As a result, the balance of bank loan guarantees under the previous system decreased 14.6%, to ¥41,258 million (US$386 million) while the balance of bank loan guarantees under the new system increased 22.7%, to ¥24,046 million (US$225 million). The total balance of loan guarantees thus decreased 3.8%, to ¥65,305 million (US$610 million). With regard to the new bank loan guarantees, measures were taken to increase the volume of consumer loan guarantees products, which have advantageous fee structures. New agreements were established with 38 banks, raising to 103 the number of banks that use LIFE loan guarantees. The average yield improved 0.6 of a percentage point to 4.0%.

LIFE Cash Plaza (unsecured loans)

LIFE issues cashing cards similar to those of consumer finance companies that are used exclusively for the provision of unsecured loans through its cash plazas. During fiscal 2004, AIFUL's expertise was used to open more plazas in prime locations, resulting in a net increase of six offices to 204. The result was an increase of 16.1% in the number of new loans to 95 thousand. Strong growth in loans outstanding continued, with the balance rising ¥22,087 million, or 16.3%, to ¥157,630 million (US$1,473 million). The average yield on loans decreased 0.5 of a percentage point to 24.9% because lower interest rates were offered to existing customers and competitive pressure.

BAD DEBTS

During fiscal 2004, bad debt charge-offs increased ¥1,092 million, or 3.1%, to ¥36,658 million (US$343 million) and the allowance for bad debts increased ¥3,225 million, or 9.2%, to ¥38,358 million (US$358 million).

(Millions of yen)

	2003	2004	2005
Bad debt charge-offs	30,190	35,566	36,658
Ratio of bad debt charge-offs	4.47	5.06	4.88
Allowance for bad debts	32,796	35,132	38,358

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.



Affiliated retailer
LIFE

① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase.

Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.



Affiliated retailer
LIFE

① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing.

This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.



LIFE
Financial institutions in partnership

① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

Other subsidiaries

CONSUMER CREDIT OPERATIONS

Happy Credit, Sinwa and Sanyo Shinpan merged on April 1, 2004 to form TRYTO CORPORATION. Receivables decreased ¥234 million, or 0.4%, to ¥58,121 million (US$543 million) due to the establishment of tighter credit standards to prevent an increase in credit costs. Operating revenue decreased 7.2% to ¥14,539 million (US$136 million) and ordinary income increased 103.7% to ¥2,807 million (US$26 million). Earnings rose despite the lower revenue mainly because of a 27.4% decrease in credit costs to ¥5,749 million (US$54 million).

Note: All year-on-year comparisons for TRYTO are based on the sum of revenue and earnings of its three predecessor companies in the prior fiscal year.

In June 2004, AIFUL acquired Wide Corporation, a second-tier consumer finance company operating mainly in the Kanto area of Japan, which is centered in Tokyo. Receivables totaled ¥95,345 million (US$891 million) as of March 31, 2005 and operating revenue was ¥23,849 million (US$223 million) for the year that ended in March 2005. To conform to the same bad debt charge-offs and reserve standards as at AIFUL, Wide recorded ¥10,169 million (US$95 million) of credit costs based on a conservative evaluation of receivables. Despite this expense, ordinary income was ¥1,692 million (US$16 million).

In February 2005, AIFUL acquired TCM. Co. Ltd., a company that is undergoing bankruptcy proceedings. This company operates mainly in Nagano Prefecture. Only the balance sheet of TCM has been included in the fiscal 2004 consolidated financial statements of AIFUL. As of March 31, 2005, TCM had receivables totaling ¥9,212 million (US$86 million).

On March 30, 2005, AIFUL concluded a final agreement to purchase all outstanding shares of Passkey Co., Ltd., which operates in Hokkaido.

SMALL BUSINESS LOANS

BUSINEXT CORPORATION

BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd., started operations in April 2001 with the remit of extending small business loans to moderate-risk borrowers. In April 2004, BUSINEXT completed two scoring systems based on data covering the past three years of operations. These systems were used to rapidly increase loans to individual proprietorships and companies. In addition, BUSINEXT opened an office in Nagoya in September 2004 and in Sendai in March 2005, raising its office network to four locations. The result was a ¥20,030 million, or 72.6%, increase in receivables to ¥47,622 million (US$445 million), allowing BUSINEXT to extend its record of rapid growth. Furthermore, operating revenue increased ¥2,431 million, or 80.6%, to ¥5,445 million (US$51 million) and ordinary income was ¥633 million (US$6 million), the first time the company has been profitable in terms of ordinary income.

City's Corporation

AIFUL acquired City's, which extends high-risk business loans, in October 2002. To extend its service area, City's opened 12 offices during fiscal 2004, raising its network to 50 locations. The new offices gave the company its first presence in the Tohoku region (northeastern Honshu) and Hokkaido. Previously, the company's operations were located mainly in the Tokyo area and regions of Japan to the west of Tokyo. Due to this expansion, receivables increased ¥14,459 million, or 46.3%, to ¥45,673 million (US$427 million) and operating revenue increased 29.2%, to ¥9,579 million (US$90 million). Operating expenses rose 59.8% to ¥6,985 million (US$65 million) because of the cost of the new offices and other up-front expenses to support growth. As a result, ordinary income was down 15.2% to ¥2,585 million (US$24 million).

OTHER

AsTry Loan Services Corporation

AsTry is a debt servicer that was established by AIFUL and Aozora Bank in November 2001. In fiscal 2004, this company purchased receivables totaling ¥8,039 million (US$75 million) on a book-value basis. Operating revenue increased 167.8% to ¥1,751 million (US$16 million) and ordinary income increased 3,647.3% to ¥162 million (US$2 million).

New Frontier Partners Co., Ltd.

AIFUL acquired Kokusai Capital Co., Ltd., a venture capital company, on March 31, 2004 and renamed the company New Frontier Partners in July 2004. By adding to its group a company with considerable expertise in the venture capital field, AIFUL plans to acquire know-how in making investments, a new means for the Group to provide funds to businesses. This will enable the Group to assist small and midsize companies as well as promising new companies by providing funds as either loans or investments. In fiscal 2004, operating revenue was ¥1,060 million (US$10 million) and ordinary income was ¥130 million (US$1 million).

OUTLOOK

In the fiscal year ending in March 2006, the outlook is for a gradual improvement in the Japanese economy as a recovery continues in the GDP growth rate and other macroeconomic statistics. In the consumer finance industry, the number of personal bankruptcies in fiscal 2005 is expected to decline further following the substantial 12.8% drop to 211 thousand in these bankruptcies in fiscal 2004. In this environment, the AIFUL Group believes that it can generate stable earnings backed by steady growth in the volume of receivables along with a projected decline in credit costs.

On a non-consolidated basis, AIFUL plans to increase receivables based on the belief that the level of credit costs has passed its peak. The company is thus forecasting a 3.5% increase in receivables to ¥1,523,860 million (US$14,242 million). This includes a 3.6% increase in unsecured loans to ¥1,133,005 million (US$10,589 million), a 0.9% increase in home equity loans to ¥348,154 million (US$3,254 million) and a 29.7% increase in small business loans to ¥42,700 million (US$399 million). AIFUL is projecting a 6.1% increase to 364 thousand in the number of new unsecured loans. AIFUL will continue to increase the number of "*Suguwaza*" simple auto contract machines, a relatively new channel for serving customers. In fiscal 2005, AIFUL had originally planned to increase from seven to 50 the number of offices using these machines. However, in the interest of increasing service channels to attract more customers, the decision was made at the end of the first quarter of fiscal 2005 to raise the target to 250 offices using auto contract machines by the end of March 2006.

Regarding fund procurement, AIFUL expects a further improvement in the terms for funds procured on a non-consolidated basis but is aware of the possibility that interest rates will rise. Accordingly, the Company has adopted a fund procurement plan based on the conservative assumptions that the average interest rate on loans will rise 0.58 of a percentage point from 1.66% to 2.24% and that the average interest rate on funds procured from securities markets will be largely unchanged, rising from 1.69% to 1.70%. The overall outlook is therefore for an increase in the average interest rate on funds procured of 0.33 of a percentage point from 1.67% to 2.00% in March 2005.

Based on this outlook, AIFUL is forecasting a 2.6% increase in non-consolidated operating revenue to ¥349,578 million (US$3,267 million), a 7.5% increase in ordinary income to ¥121,000 million (US$1,131 million), and a 10.5% increase in net income to ¥74,351 million (US$695 million).

LIFE will continue to strengthen ties with current joint credit card partners, such as Aoyama Capital Co., Ltd, consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd. and other companies, while forming more joint card alliances. In a new development, LIFE, in December 2004, formed a credit card agreement with THE HIGASHI-NIPPON BANK, LIMITED for the issuance of the Bank Alliance Card. This card functions as a cash card as well as a LIFE Card that can be used as a credit card and to receive cash advances. This multi-functional card is expected to attract a broader range of customers for LIFE.

Based on these strategies, plans for the fiscal year ending March 31, 2006 call for the issuance of 2,184 thousand new credit cards; an increase of 12.5% in shopping charge volume to ¥419,629 million; and an increase of 8.0% in cash advance volume to ¥242,109 million.

Based on this outlook, LIFE is forecasting a 9.3% increase in operating revenue to ¥135,458 million (US$1,266 million), a 27.1% increase in ordinary income to ¥21,000 million (US$196 million), and a 14.9% increase in net income to ¥12,265 million (US$115 million).

In the small business loan category, BUSINEXT and City's both plan to continue the rapid growth in their receivables. By continuing to make effective use of the scoring system completed in 2004, BUSINEXT plans to raise receivables ¥21,894 million, or 46.0%, to ¥69,516 million (US$650 million). This is expected to raise operating revenue 56.4% to ¥8,517 million (US$80 million) and ordinary income 116.7% to ¥1,372 million (US$13 million). City's, which plans to open more new offices to extend its geographic coverage, is forecasting a ¥24,366 million, or 53.3%, increase in receivables to ¥70,039 million (US$655 million). City's thus plans to achieve a 53.6% increase in operating revenue to ¥14,714 million (US$138 million) and an 18.0% increase in ordinary income to ¥3,050 million (US$29 million).

For consolidated results in the fiscal year ending in March 2006, AIFUL is forecasting a 7.1% increase in operating revenue to ¥555,049 million (US$5,187 million), a 14.6% increase in ordinary income to ¥155,000 million (US$1,449 million), and a 21.2% increase in net income to ¥91,762 million (US$858 million). AIFUL therefore expects to achieve another record-setting performance in fiscal 2005.

RISK FACTORS

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. Management is aware of the possibility of a negative impact on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 27, 2005, the date on which the Ministry of Finance Securities Report *(Yukashoken Hokokusho)* was submitted.

1. LAWS AND REGULATIONS

(a) Business restrictions

With regard to legal restrictions, the AIFUL Group's core consumer loan business is subject to various restrictions imposed by the Law Concerning Restrictions on the Moneylending Business, Etc. (Moneylending Business Restriction Law) and Law Concerning the Regulation and Receiving of Capital Subscription, Deposits and Interest on Deposits (Capital Subscription Law). These restrictions include the prohibition of extending excessive credit; requirements to disclose and advertise loan terms; the prohibition of exaggerated advertisements; requirements to distribute written copies of agreements and receipts; requirements to keep ledgers on hand; restrictions on obtaining unqualified letters of proxy; restrictions on debt collection actions; return of loan agreements; requirements regarding business license plates; the sale of receivables; the selection of registered moneylending officers; the carrying of personal identification documents; and a legal framework for written notices demanding payment of amounts due.

Guidelines (Administrative Guidelines for Precautions Regarding Financial Supervision issued on October 29, 2003, "Administrative Guidelines") of the Financial Services Agency, which supervises moneylenders, have been established for the prevention of extension of excessive credit. The standard for preventing excessive credit is ¥500,000 or an amount equal to 10% of the annual income of a borrower, whichever is higher, at each moneylender for the provision of loans that are not secured or guaranteed through a simple approval at the loan application reception desk.

In the event that these laws and regulations are amended, there could be a negative impact on the Group's operating results depending on the nature of the amendments.

The Group's credit card and shopping loans business are subject to the provisions of the Installment Credit Sales Law. Restrictions include the disclosure of transaction terms; the provision of written agreements; limits on liability when a contract is terminated; rights of consumers to submit complaints to the merchant selling the item purchased through credit; prevention of purchases exceeding an individual's financial resources; prevention of problems for consumers concerning the continuous fulfillment of obligations; and other items. In the event that this law is amended, there could be an impact on the Group's operating results depending on the nature of the amendments.

(b) Interest rates on loans

Amendments to the Moneylending Business Restriction Law that became effective on June 1, 2000 lowered from 40.004% to 29.2% the upper limit on the annual interest rates that can be charged on monetary loans by companies engaged in this business under the Capital Subscription Law. Violators are subject to punishment. Since the maximum interest rates of the AIFUL Group are below these legal limits, management believes there is no material impact on Group earnings or financial soundness. On August 1, 2003, a law was promulgated that partially amended the Moneylending Business Restriction Law and the Capital Subscription Law. With regard to the article concerning maximum interest rates in the Capital Subscription Law, a provision has been made to review as necessary maximum rates with a goal of January 2007, which is three years after enactment of the August 1, 2003 amendments. This review is to take into account whether interest rates are being set in a manner that reflects demand for loans as well as economic and financial conditions and the financial soundness and credit standing of borrowers. The state of business operations at moneylenders and other factors will also be taken into consideration. There is a possibility that the maximum interest rate may be reduced as a result, and that this reduction may have an effect on operating results in the Group's lending business.

Under the Interest Rate Restriction Law, consumer loan contracts are regarded as invalid with regard to the portion of interest rates that exceeds the legal limits. These limits are annual rates of 20% for loans of less than ¥100,000 (principal), 18% for loans from this amount up to ¥1 million, and 15% for loans of ¥1 million or more.

The Moneylending Business Restriction Law contains a provision covering cases where a loan contract as prescribed by the law is supplied to borrowers and where borrowers voluntarily pay the amount exceeding the interest rate limit. In cases where these are contractual payments as prescribed in the contract conforming to this law, there is a legal obligation to pay the entire interest rate irrespective of the provisions of the Interest Rate Restriction Law. However, there have been several instances in the consumer finance industry where legal action has been taken for the return of the portion exceeding the limit prescribed by the Interest Rate Restriction Law on the grounds that defects exist in the terms of the contract prescribed by the Moneylending Business Restriction Law. Several verdicts have been reached in favor of the plaintiffs. The AIFUL Group has been sued by a number of parties who are demanding the return of the portion of interest payments that exceeds the legal limit. The plaintiffs allege that the Group, which conducts a lending business, has not fulfilled its obligation to provide a written contract as stipulated in the Moneylending Business Restriction Law that is required for the application of the assumed exemption from the obligation to repay this portion of interest payments. Furthermore, it is difficult to predict future trends in the submission of similar requests for repayments. As is stated in item (c) below, there is a growing possibility that the courts will support the allegations of plaintiffs that the Group has not completely fulfilled its legal obligations, including the obligation to provide a written contract.

(c) Administrative Guidelines of the Financial Services Agency

a. Obligation to provide a written agreement

In accordance with the Moneylending Business Restriction Law, the AIFUL Group, which is engaged in the moneylending business, is subject to requirements in cases where loan or guarantee contracts are signed and loans are extended. In such cases, the Group is obligated to promptly provide customers, both borrowers and guarantors, with a written document containing prescribed items concerning the loan terms.

In addition to requiring the provision by moneylenders of a prescribed written document when contracts are signed, the Administrative Guidelines also require the prompt provision (including a prompt mailing) to customers of a document containing legally prescribed items each time a customer obtains a loan from an ATM or manned office. In August 2003, AIFUL revised software associated with its ATMs to add a function that provides a written document containing all legally mandated items.

At affiliated ATMs, with the prior consent of customers, a document containing all legally mandated items is sent by postal mail to all customers promptly after a loan is taken out. However, this document is not sent to customers from whom prior consent has not been received. According to regulations of the Financial Services Agency, moneylenders that do not fulfill their obligation to provide written documents can be punished through partial or complete suspension of business activities and other administrative restrictions, as well as restrictions on the use of ATMs of other companies. In addition, registration as a moneylender may be cancelled. In the event that such actions are taken against the AIFUL Group, there could be an impact on the Group's operating results and financial condition.

b. Obligation concerning explanations

To provide thorough protection of customers, Administrative Guidelines were revised on May 1, 2005 from the standpoint of meeting demands for strengthening the responsibility of moneylenders to provide explanations and establish a framework for providing these explanations. To supplement the responsibility for providing explanations concerning descriptions and guarantees involving proxies for the preparation of official documents, a clause was established providing for the responsibility to provide explanations to individuals who are about to become a guarantor. Such explanations are required to include effective risks, such as legal consequences and other risks, including, for example, a scenario for cases where guarantors would be required to fulfill their obligations.

The Moneylending Business Restriction Law prohibits predatory, improper and other blatantly improper methods for the management or collection of receivables involving loan and loan contracts. To the list of examples of practices highly likely to fall under these provisions, the law has added failing to take necessary and suitable measures regarding the adequate fulfillment of the responsibility to provide explanations involving business operations as a moneylender. Such measures include

clearly stipulating in internal company regulations and other rules the need to fulfill adequately the obligation to provide explanations of contract contents to customers when closing a loan contract, and conducting training programs that make all employees aware of obligations involving explanations.

The Company is dedicated to complying with these amendments, resulting in actions that may result in unforeseen expenses. In addition, the Company may be subject to sanctions in the event that the Financial Services Agency concludes that the Company has violated the Moneylending Business Restriction Law or Administrative Guidelines. Such sanctions could have an impact on the Group's operating results and financial condition.

(d) Other laws and regulations

a. Laws concerning the protection of personal information and Group handling of personal information

The Personal Information Protection Law along with related guidelines by government ministries and agencies concerning the protection of personal information were enacted on April 1, 2005. Under this law, companies that handle personal information (a classification that applies to AIFUL Corporation, LIFE Co., Ltd., TRYTO CORPORATION, Wide Corporation, City's Corporation, BUSINEXT CORPORATION, TCM. Co. Ltd., Passkey Co., Ltd., AsTry Loan Services Corporation and other AIFUL Group companies) are required to specify to the greatest degree possible how personal information, as defined by the law, is being used. Companies are prohibited from using personal information beyond the scope of measures required by the specified purposes of its use. Furthermore, companies are required to take necessary and proper measures concerning safe management, employee supervision and many other items. Such measures are required in cases where a database of information, including personal information, concerning individuals is handled by the employees of a company engaged in the handling of personal information. Moreover, companies are required to submit certain reports when judged necessary by supervisory government agencies. In the event of a violation of the Personal Information Protection Law, the minister of the applicable government ministry may, when needed to protect the interests of individual customers, order a halt to the illegal actions and request or order that necessary actions be taken to remedy the violation. The law imposes many other requirements. For example, companies must provide notice of and disclose the purposes of the use of personal information; receive the consent of customers when necessary concerning the handling of personal information and other items; establish an operating framework involving the organization, people and technology for the safe management of personal information; and make public fundamental policies regarding the handling of personal information. In accordance with these items, the Group has reviewed how personal information has been handled until now and, on April 1, 2005 when the Personal Information Protection Law was enacted, established policies in response to the law. The Group also took measures to prevent leaks of personal information. However, there is no assurance that these measures are adequate. In the event of a personal information leak or that the Group violates the Personal Information Protection Law, the Group could be subject to sanctions as well as a loss in public trust. These events could have an impact on the Group's operating results.

b. Amendment of Judicial Scrivener Law

Amendments to the Judicial Scrivener Law that were enacted on April 1, 2003 extended the scope of judicial scriveners to act as legal representatives, just as an attorney, in courts for mediations, civil suits and other matters (for payment of damages of not more than ¥1,400,000) that can be handled by summary courts. Due to these amendments and the extended scope of activity of judicial scriveners, there has been an increase in the number of lawsuits, liability reorganizations and other matters that are handled using judicial scriveners as legal representatives. The resulting extension in the loan repayment plans of the AIFUL Group and growth in bad debts may have an impact on the Group's operating results.

c. Amendment of Bankruptcy Law

Amendments to the Bankruptcy Law were enacted on January 1, 2005. The amendments simplify and speed bankruptcy proceedings. If these amendments raise the number of bankruptcy filings, there could be growth in the volume of bad debts, resulting in an impact on the Group's operating results.

d. Possible increase in customers' reorganization of liabilities due to enactment of Special Conciliation Law and amendments to Civil Rehabilitation Law

The Law Concerning Special Conciliation for Promotion of Reorganization of Special Liabilities was enacted on February 17, 2000. This law provides for revisions in payment dates and other adjustments in liabilities based on negotiations with debtors that may soon no longer make payments on debt. Such negotiations are handled by a judge and a mediation committee composed of civil mediators with specialized knowledge and experience in law, taxes, finance, corporate finance, asset evaluations and other matters as required in accordance with the nature of the debtor's business operations. Furthermore, during the mediation process, debtors may ask for the suspension of civil proceedings regarding their assets.

Amendments to the Civil Rehabilitation Law that were enacted on April 1, 2001 provided a number of options for extending repayments of loans to individuals in an economically insolvent state without the receipt of a declaration of insolvency. One of the options does not require the approval of the rehabilitation plan by the lender. In certain cases, special conditions for housing loans can be applied to avoid the need to relinquish ownership of a house for which a home loan is outstanding.

Due to the enactment of these laws, there has been an increase in the number of individuals (including customers of AIFUL) who request legal protection from lenders. This situation may lead to an increase in extensions of loan repayment periods and loans that cannot be recovered, events that could have an impact on the Group's operating results.

e. Law Concerning Issuance of Bonds by Finance Companies for Moneylending

Enactment in May 1999 of the Law Concerning Issuance of Bonds by Finance Companies for Moneylending eased restrictions that had been imposed on the AIFUL Group and other so-called non-banks in Japan on the issuance of bonds. This law made it possible to use proceeds from bonds to fund moneylending operations in cases where companies have registered as specified finance companies as prescribed by the law.

AIFUL and its subsidiary LIFE have registered under this law as specified finance companies. As of March 31, 2005, aggregate bonds outstanding at these two companies were ¥478,890 million (face value).

2. FUND PROCUREMENT

Trends in interest rates on loans

a. Interest rate fluctuation risk

Interest rates on funds procured change along with shifts in market conditions and other factors. To minimize exposure to the resulting risks, the Group establishes hedges against higher interest rates by using interest rate caps and swaps. However, a future increase in interest rates could have an impact on results of operations.

b. Fund procurement activities and diversification

The Group is diversifying its sources of funds, procuring funds through loans from financial institutions, syndicated loans, bonds, commercial paper, asset-backed securities and other means. Although the Group currently is experiencing no difficulty procuring funds for its loan business, a general reluctance of financial institutions to extend credit, a worsening in loan terms or reduction in loans due to a deterioration in the Group's credit standing, and other similar events could make it difficult to procure funds under current terms, having a negative impact on results of operations.

3. TRENDS IN OPERATING RESULTS

The AIFUL Group has sustained consistent growth in revenue and earnings. This growth has been due to the Group's diversification beyond consumer loans to include home equity loans and small business loans; addition of the consumer credit and credit card businesses; and other diversification moves including the provision of guarantees for bank loans and the acquisition of businesses. On the other hand, the competitive environment is changing due to a shift in the structure of the market served by the Group. In the past, competition was restricted to companies specializing in consumer loans. Now, there is an intensely competitive, unified market for consumer credit, including loans, that includes banks, credit card companies, *Shinpan* companies and consumer finance companies. At the same time, growth in personal bankruptcies is causing a large increase in bad debts in the consumer finance industry. Since July 2003, the growth rate in bankruptcies has been declining, and the number of bankruptcies has been below prior-year

levels each month since November 2003. However, unemployment remains high due to deterioration in the personal income and employment environments. The number of personal bankruptcies is thus expected to remain high as long as income levels continue to weaken.

Changes of this nature in the market environment could have an impact on operating results.

4. DISRUPTION, MALFUNCTIONS AND OTHER PROBLEMS CONCERNING DATA NETWORK SYSTEMS, INTERNET SYSTEMS AND OTHER TECHNOLOGICAL SYSTEMS

The AIFUL Group relies on internal and external information as well as technological systems to manage its business operations. The Group is becoming even more reliant on software systems and networks in order to manage the various types of data, including customer information and account data, that make up the Group's operations.

Hardware and software used by the Group are vulnerable to problems resulting from human error, natural catastrophes, power interruptions, computer viruses and similar types of events, as well as to interruptions in third-party support services, such as those of telephone companies and Internet service providers.

A disruption, malfunction, delay or other problem involving information or technological systems may have a detrimental effect on the Group's operating results due to a decline in the number of accounts by new customers, a delay in loan repayments, a loss in customers' trust in the Group's businesses and other effects.

The Group maintains back-up systems for its hardware and communications equipment, making it possible to minimize damages caused when a problem occurs. However, earthquakes, typhoons and other natural catastrophes may force the Group to suspend its business operations.

5. SIGNIFICANT LAWSUITS AND LITIGATION

At present, the AIFUL Group is involved in no significant legal disputes. However, the Group is aware of recent media reports that certain organizations have requested that administrative actions be taken against the Group due to certain of its manner to collect receivables from its borrowers. The details of the claims of these organizations are not clear at this time, but these allegations might lead to any litigation or other legal actions against the Group in future. Such actions, if any, could cause the Group to incur unexpected costs. If any such legal action is commenced against the Group and reported through media to the public, there is certain risk that the creditworthiness of the Group may be deteriorated, thereby adversely affecting the ability of the Group to acquire new customers, its share price on the market, and its funding capability, in any of which cases the financial condition or results of operation of the Group may be adversely affected.

FINANCIAL SECTION

CONTENTS

CONSOLIDATED BALANCE SHEETS

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
ASSETS	2005	2004	2005
CURRENT ASSETS:			
Cash and cash equivalents	¥ 108,965	¥ 98,329	$ 1,018,364
Time deposits (Note 9)	610	834	5,701
Marketable securities (Note 8)		120	
Trading securities held by venture capital subsidiary (Note 8)	1,622		15,158
Loans (Notes 4 and 9)	1,995,622	1,786,940	18,650,673
Installment accounts receivable (Notes 5 and 9)	192,402	154,285	1,798,150
Loan guarantees (Note 6)	141,407	133,610	1,321,561
Other receivables	18,529	11,215	173,168
Allowance for doubtful loans and receivables	(137,936)	(126,918)	(1,289,121)
Net loans and receivables	2,210,024	1,959,132	20,654,431
Inventories (Notes 7 and 9)	343	318	3,205
Prepaid expenses	4,544	4,415	42,467
Deferred tax assets (Note 12)	30,809	29,312	287,935
Other current assets (Note 9)	54,203	71,609	506,570
Total current assets	2,411,120	2,164,069	22,533,832
PROPERTY AND EQUIPMENT (Note 9):			
Land	15,654	14,635	146,299
Buildings and structures	49,861	45,577	465,991
Machinery and equipment	232	220	2,168
Furniture and fixtures	19,209	16,066	179,523
Construction in progress	219	181	2,047
Total	85,175	76,679	796,028
Accumulated depreciation	(36,923)	(31,200)	(345,075)
Net property and equipment	48,252	45,479	450,953
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 8)	24,116	18,716	225,383
Investments in and advances to unconsolidated subsidiaries and associated companies	7,392	7,353	69,084
Claims in bankruptcy (Note 4)	28,536	23,661	266,692
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(21,547)	(18,839)	(201,374)
Goodwill, net	11,007	14,370	102,869
Software, net	19,806	21,050	185,103
Long-term loans receivables (less current portion)	1,110	1,158	10,374
Lease deposits	12,195	10,777	113,972
Long-term prepayments	5,804	7,758	54,243
Deferred tax assets (Note 12)	4,288	14,782	40,075
Deferred losses on hedging instruments, mainly interest rate swaps (Note 14)	18,971	18,975	177,299
Other assets	3,236	3,452	30,243
Total investments and other assets	114,914	123,213	1,073,963
TOTAL	¥2,574,286	¥2,332,761	$24,058,748

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT LIABILITIES:			
Short-term borrowings (Note 9)	¥ 71,695	¥ 62,035	$ 670,047
Current portion of long-term debt (Note 9)	530,661	498,204	4,959,449
Trade notes payable	11,154	11,139	104,243
Trade accounts payable (Note 9)	27,529	23,526	257,280
Obligation under loan guarantees (Note 6)	141,407	133,610	1,321,561
Income taxes payable	23,597	25,846	220,533
Accrued expenses	10,239	9,358	95,692
Other current liabilities (Notes 5 and 6)	42,583	39,614	397,971
Total current liabilities	858,865	803,332	8,026,776
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 9)	1,071,102	953,573	10,010,299
Liability for retirement benefits (Note 10)	2,107	3,681	19,692
Interest rate swaps (Note 14)	17,835	18,832	166,682
Other long-term liabilities	1,639	1,157	15,318
Total long-term liabilities	1,092,683	977,243	10,211,991
MINORITY INTERESTS	5,385	4,682	50,327
SHAREHOLDERS' EQUITY (Notes 11 and 16):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 94,690,000 shares	83,317	83,317	778,664
Capital surplus -			
Additional paid-in capital	104,126	104,126	973,140
Retained earnings	427,610	357,706	3,996,355
Net unrealized gain on available-for-sale securities	5,364	4,417	50,131
Total	620,417	549,566	5,798,230
Treasury stock, at cost			
284,465 shares in 2005 and 222,866 shares in 2004	(3,064)	(2,062)	(28,636)
Total shareholders' equity	617,353	547,504	5,769,654
TOTAL	¥2,574,286	¥2,332,761	$24,058,748

CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
INCOME:			
Interest on loans	¥466,430	¥429,513	$4,359,159
Interest on credit card shopping loans	9,091	8,140	84,963
Interest on per-item shopping loans	17,201	15,508	160,757
Interest on loan guarantees	7,088	5,562	66,243
Interest on deposits, securities and other	327	236	3,056
Recovery of loans previously charged off	7,720	6,778	72,150
Gain on exemption from pension obligation of the governmental program (Note 10)	208	4,026	1,944
Gain on transfer of pension plans (Note 10)	208		1,944
Other income	12,464	9,710	116,484
Total income	520,737	479,473	4,866,700
EXPENSES:			
Interest on borrowings	35,612	34,712	332,822
Charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	155,466	157,349	1,452,953
Salaries and other employees' benefits	52,547	48,076	491,094
Advertising expenses	23,670	19,963	221,215
Rental expenses	23,362	23,532	218,336
Commissions and fees	25,556	21,502	238,841
Depreciation and amortization	16,959	15,539	158,495
Provision for employees' retirement benefits (Note 10)	2,098	679	19,607
Provision for retirement benefits to directors and corporate auditors	95	137	888
Other expenses	55,930	54,170	522,711
Total expenses	391,295	375,659	3,656,962
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	129,442	103,814	1,209,738
INCOME TAXES (Note 12):			
Current	41,025	46,174	383,411
Deferred	11,990	(5,158)	112,056
Total income taxes	53,015	41,016	495,467
MINORITY INTERESTS IN NET INCOME	704	250	6,579
NET INCOME	¥ 75,723	¥ 62,548	$ 707,692

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.q and 15):			
Basic net income	¥533.57	¥440.65	$4.99
Diluted net income	533.53		4.99
Cash dividends applicable to the year	60.00	60.00	0.56

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2003	94,690	¥83,317	¥104,126	¥300,924	¥ (323)	¥(2,053)
Net income				62,548		
Cash dividends paid, ¥60 per share				(5,668)		
Bonuses to directors and corporate auditors				(98)		
Net unrealized gain on available-for-sale securities					4,740	
Net increase in treasury stock (1,228 shares)						(9)
BALANCE AT MARCH 31, 2004	94,690	83,317	104,126	357,706	4,417	(2,062)
Net income				**75,723**		
Cash dividends paid, ¥60 per share				**(5,670)**		
Bonuses to directors and corporate auditors				**(107)**		
Net loss on disposal of treasury stock				**(42)**		
Net unrealized gain on available-for-sale securities					**947**	
Net increase in treasury stock (61,599 shares)						**(1,002)**
BALANCE AT MARCH 31, 2005	**94,690**	**¥83,317**	**¥104,126**	**¥427,610**	**¥5,364**	**¥(3,064)**

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2004	$778,664	$973,140	$3,343,046	$41,280	$(19,271)
Net income			**707,692**		
Cash dividends paid, $0.56 per share			**(52,991)**		
Bonuses to directors and corporate auditors			**(1,000)**		
Net loss on disposal of treasury stock			**(392)**		
Net unrealized gain on available-for-sale securities				**8,851**	
Net increase in treasury stock (61,599 shares)					**(9,365)**
BALANCE AT MARCH 31, 2005	**$778,664**	**$973,140**	**$3,996,355**	**$50,131**	**$(28,636)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 129,442	¥ 103,814	$ 1,209,738
Adjustments for:			
Income taxes - paid	(44,256)	(57,956)	(413,607)
Depreciation and amortization	16,959	15,539	158,495
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	5,002	13,627	46,748
Decrease in liability for employees' retirement benefits	(1,556)	(1,080)	(14,542)
Amortization of bonds issue costs	591	504	5,523
Loss on write-down of investment securities	499	601	4,664
Loss on sales of property and equipment, net	376	260	3,514
Loss on disposal of property and equipment	549	668	5,131
Gain on exemption from pension obligation of the governmental program	(208)	(4,026)	(1,944)
Gain on transfer of pension plans	(208)		(1,944)
Changes in assets and liabilities, net of effects from newly consolidated subsidiaries:			
Increase in loans	(134,435)	(116,159)	(1,256,402)
Increase in installment accounts receivable	(38,117)	(6,429)	(356,234)
Decrease in trading securities held by venture capital subsidiary	506		4,729
(Increase) decrease in other receivables	(7,314)	1,752	(68,355)
Increase in claims in bankruptcy	(4,875)	(6,297)	(45,561)
(Increase) decrease in inventories	(22)	177	(206)
Decrease (increase) in prepaid expenses	83	(121)	776
Decrease (increase) in long-term prepayments	1,815	(230)	16,963
Decrease in other current assets	5,207	3,871	48,664
Increase in other current liabilities	6,175	4,708	57,710
Other – net	378	4,042	3,532
Total adjustments	(192,851)	(146,549)	(1,802,346)
Net cash used in operating activities	(63,409)	(42,735)	(592,608)
INVESTING ACTIVITIES:			
Capital expenditures	(9,308)	(17,016)	(86,991)
Decrease in loans	7,984	18,523	74,617
Purchases of investment securities	(4,025)	(308)	(37,617)
Acquisitions of subsidiaries (net of cash acquired)	(9,897)		(92,495)
Decrease in investment in trust	1,000	2,000	9,346
Other – net	3,035	3,172	28,364
Net cash provided by (used in) investing activities - (Forward)	¥ (11,211)	¥ 6,371	$ (104,776)

(Continued)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
Net cash provided by (used in) investing activities - (Forward)	¥ (11,211)	¥ 6,371	$ (104,776)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	835	(6,831)	7,804
Proceeds from long-term debt (net of bonds issue costs)	742,880	620,815	6,942,804
Repayments of long-term debt	(656,683)	(605,610)	(6,137,224)
Cash dividends paid	(5,670)	(5,668)	(52,991)
Acquisition of treasury stock	(1,044)	(9)	(9,757)
Proceeds from minority shareholders upon capital increase of subsidiary		400	
Net cash provided by financing activities	80,318	3,097	750,636
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(6)	(47)	(56)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,692	(33,314)	53,196
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY, BEGINNING OF YEAR	4,944		46,206
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	98,329	131,643	918,962
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 108,965	¥ 98,329	$ 1,018,364
NONCASH INVESTING ACTIVITIES:			
During the year ended March 31, 2005, the Company acquired Wide Corporation and TCM. Co. Ltd as follows:			
Assets acquired	¥ 87,604		$ 818,729
Liabilities assumed	(75,338)		(704,093)
Goodwill	4,584		42,841
Cash paid for the capital	16,850		157,477
Acquired cash and cash equivalents	(6,953)		(64,982)
Net cash used in acquisition of subsidiaries	¥ 9,897		$ 92,495

See notes to consolidated financial statements.

(Concluded)

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassification have been made in the 2004 financial statements to conform to the classification used in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation – The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (ten in 2005 and nine in 2004) (together, the "Group"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Shinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide") and TCM. Co. Ltd ("TCM"), which engage in consumer finance, became wholly owned subsidiaries of the Company effective June 30, 2004 and February 21, 2005, respectively. The accounts of Wide, TCM and New Frontier Partners Co., Ltd., a venture capital, were newly consolidated for the year ended March 31, 2005.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries (three in 2005 and four in 2004) and associated companies (two in 2005 and one in 2004) are accounted for on the cost basis because the effect on the consolidated financial statements of not applying the equity method is immaterial.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories – Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. Marketable securities, Trading securities held by venture capital subsidiary and Investment securities – Marketable securities, trading securities held by venture capital and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the most recent available financial statements of the partnerships.

For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 15 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

f. Software – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for Retirement Benefits – The Group accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

Certain consolidated subsidiaries have defined benefit plans at March 31, 2005.

Prior to September 30, 2004, the Company and certain consolidated subsidiaries had contributory and non-contributory funded defined benefits pension plans covering substantially all employees. Effective October 1, 2004, the Company and certain consolidated subsidiaries established a defined contribution pension plan and a prepaid retirement benefits plan, and terminated the above defined benefits plans. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred. See Note 10.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

h. Allowances for Doubtful Accounts – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

i. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income Taxes – The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. Foreign Currency Transactions – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. Revenue recognition :

Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Group records accrued interest to the extent that the realization of such income is considered to be certain.

Interest on credit card shopping loans, Interest on per-item shopping loans – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

n. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

o. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

p. Derivatives and Hedging Activities – The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps and caps, and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expense or income.

q. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

r. New Accounting Pronouncements – In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards effective April 1, 2005 and is currently in the process of assessing the effect of their adoption.

3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2005 and 2004 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Unsecured	¥1,622,032	¥1,477,430	$15,159,177
Secured	352,214	346,183	3,291,720
Small business loans	120,956	84,042	1,130,430
Total	¥2,095,202	¥1,907,655	$19,581,327
Off-balance sheet securitized loans	(99,580)	(120,715)	(930,654)
Net	¥1,995,622	¥1,786,940	$18,650,673

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans in legal bankruptcy	¥ 31,020	¥ 28,637	$ 289,907
Nonaccrual loans	60,283	52,452	563,392
Accruing loans contractually past due three months or more as to principal or interest payments	21,049	17,820	196,720
Restructured loans	62,784	50,917	586,766
Total	¥175,136	¥149,826	$1,636,785

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the balance sheets, amounted to ¥99,580 million ($930,654 thousand) and ¥120,715 million at March 31, 2005 and 2004, respectively.

At March 31, 2005 and 2004, the Group had the balances related to revolving loan contracts of ¥1,931,164 million ($18,048,262 thousand) and ¥1,496,120 million, respectively, whereby a commitment is set up for each loan customer and the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2004, the balances of unadvanced commitments were ¥5,182,848 million ($48,437,832 thousand) and ¥4,784,929 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		2004		**2005**	
	Receivables	Unearned Income	Receivables	Unearned income	Receivables	Unearned income
Credit card shopping loans	**¥ 79,623**	**¥ 533**	¥ 71,528	¥ 378	**$ 744,140**	**$ 4,981**
Per-item shopping loans	**197,226**	**13,646**	176,022	9,938	**1,843,234**	**127,533**
Other			1			
Total	**¥276,849**	**¥14,179**	¥247,551	¥10,316	**$2,587,374**	**$132,514**
Off-balance sheet securitized installment accounts receivable	**(84,447)**		(93,266)		**(789,224)**	
Net	**¥192,402**	**¥14,179**	¥154,285	¥10,316	**$1,798,150**	**$132,514**

In addition, the Group has unearned income of ¥30 million ($280 thousand) and ¥83 million at March 31, 2005 and 2004, respectively, related to loans other than those shown in the above table.

6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥315 million ($2,944 thousand) and ¥428 million at March 31, 2005 and 2004, respectively, which was included in other current liabilities.

7. INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Property for sale	**¥169**	¥181	**$1,580**
Supplies	**174**	137	**1,626**
Total	**¥343**	¥318	**$3,206**

8. MARKETABLE SECURITIES, TRADING SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Marketable and investment securities at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current:			
Equity securities	**¥ 1,614**		**$15,084**
Government and corporate bonds	**8**	¥ 120	**74**
Total	**¥ 1,622**	¥ 120	**$15,158**
Non-current:			
Equity securities	**¥19,302**	¥15,498	**$180,392**
Other	**4,814**	3,218	**44,991**
Total	**¥24,116**	¥18,716	**$225,383**

The carrying amounts and fair values of marketable and investment securities at March 31, 2005 and 2004 were as follows:

	Millions of Yen			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				**¥ 1,614**
Government and corporate bonds				**8**
Total				**¥ 1,622**
Available-for-sale-				
Equity securities	**¥8,754**	**¥9,068**	**¥201**	**¥17,621**

	Millions of Yen			
	2004			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as-				
Available-for-sale:				
Equity securities	¥6,784	¥7,537	¥345	¥13,976
Debt securities	120			120
Total	¥6,904	¥7,537	¥345	¥14,096

	Thousands of U.S. Dollars			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				$ 15,084
Government and corporate bonds				74
Total				$ 15,158
Available-for-sale-				
Equity securities	$81,813	$84,748	$1,879	$164,682

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Available-for-sale:			
Equity securities	¥1,681	¥1,522	$15,710
Investments in limited liability investment partnerships	3,314	1,718	30,972
Other	1,500	1,500	14,019
Total	¥6,495	¥4,740	$60,701

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005 and 2004 were ¥1,644 million ($15,364 thousand) and ¥2,046 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥713 million ($6,664 thousand) and ¥738 million for the years ended March 31, 2005 and 2004, respectively, and gross realized losses were ¥170 million ($1,589 thousand) and ¥44 million for the years ended March 31, 2005 and 2004, respectively.

The carrying values of debt securities by contractual maturities is not disclosed because the Company had no such securities at March 31, 2005.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Commercial paper, 0.18% to 0.25% at March 31, 2004		¥ 5,000	
Loans from banks, 0.70% to 1.70% (0.80% to 2.05% at March 31, 2004)	¥13,400	10,700	$125,234
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2004)	11,000	6,000	102,804
Other (principally from leasing and factoring companies), 1.85% to 2.55% (0.18% to 2.65% at March 31, 2004)	47,295	40,335	442,009
Total	¥71,695	¥62,035	$670,047

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans from banks, 0.58% to 3.20%, due serially to 2010 (0.69% to 4.20%, due serially to 2008 at March 31, 2004)	¥ 691,535	¥ 555,428	$ 6,462,944
Loans from other financial institutions, 1.45% to 3.35%, due serially to 2010 (1.45% to 4.00%, due serially to 2008 at March 31, 2004)	236,985	217,432	2,214,813
Syndicated loans, 0.79% to 1.94%, due serially to 2011 (0.89% to 1.87%, due serially to 2009 at March 31, 2004)	107,079	104,878	1,000,738
Unsecured 2.00% to 2.53% yen straight bonds, due 2004		90,000	
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (0.80% to 2.00% at March 31, 2004)	80,000	80,000	747,664
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2004)	78,500	78,500	733,645
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2004)	43,000	43,000	401,869
Unsecured 0.54% to 2.48% yen straight bonds, due 2008 (1.07% to 2.48% at March 31, 2004)	51,000	50,000	476,636
Unsecured 1.01% to 3.28% yen straight bonds, due 2009 (1.44% to 3.28% at March 31, 2004)	68,000	38,000	635,514
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2004)	30,000	30,000	280,374
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000		186,916
Unsecured 1.20% yen straight bonds, due 2012	10,000		93,458
Unsecured 1.74% yen straight bonds, due 2013 (1.74% at March 31, 2004)	10,000	10,000	93,458
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2005, 1.80% at March 31, 2004)	12,500	12,500	116,822
Unsecured 4.45% U.S. dollar straight bonds, due 2010	52,890		494,299
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	37,383
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	9,346
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	28,037
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	140,187
Other (principally from leasing and factoring companies), 0.79% to 1.95%, due serially to 2010 (0.85% to 2.30%, at March 31, 2004)	¥ 87,274	¥ 119,039	$ 815,645
Total	1,601,763	1,451,777	14,969,748
Less current portion	(530,661)	(498,204)	(4,959,449)
Long-term debt, less current portion	¥1,071,102	¥ 953,573	$10,010,299

Annual maturities of long-term debt at March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 530,661	$ 4,959,449
2007	438,868	4,101,570
2008	270,977	2,532,495
2009	133,313	1,245,916
2010	150,720	1,408,598
2011 and thereafter	77,224	721,720
Total	¥1,601,763	$14,969,748

At March 31, 2005, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Time deposits	¥ 532	$ 4,972
Loans	855,523	7,995,542
Installment accounts receivable	58,730	548,878
Inventories	113	1,056
Property and equipment, net of accumulated depreciation	2,391	22,346
Total	¥917,289	$8,572,794
Related liabilities:		
Short-term borrowings	¥ 53,240	$ 497,570
Long-term debt (including current portion of long-term debt)	610,313	5,703,860
Trade accounts payable	171	1,598
Total	¥663,724	$6,203,028

The above table includes loans related to securitized loans of ¥344,039 million ($3,215,318 thousand), and related liabilities (long-term debt including current portion) of ¥134,266 million ($1,254,822 thousand).

In addition, if requested by lending financial institutions, the Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2005, related liabilities for which lending financial institutions can request the Group to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 400	$ 3,738
Long-term debt (including current portion of long-term debt)	154,012	1,439,365
Total	¥154,412	$1,443,103

At March 31, 2005, other current assets amounting to ¥4,456 million ($41,645 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's and Life's syndicated loans are subject to repayment if the Company or Life fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified ratios of liabilities to tangible net worth and to equity, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2005, the Company and Life were in compliance with all of these covenants.

10. RETIREMENT AND PENSION PLANS

The Company and certain consolidated subsidiaries had contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment were, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination was involuntary, employees were usually entitled to larger payments than in the case of voluntary termination.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company and certain consolidated subsidiaries on behalf of the government and a corporate portion established at the discretion of the Company and certain consolidated subsidiaries. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval.

On September 25, 2003, the Company and certain consolidated subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare. The Company and a certain consolidated subsidiary applied for the transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labor and Welfare on September 30, 2004. The Company and a certain consolidated subsidiary thereafter transferred the substitutional portion of the pension obligations and related assets to the government on March 16, 2005. The Company and a certain consolidated subsidiary recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million ($1,944 thousand) for the year ended March 31, 2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, effective October 1, 2004, the Company and a certain consolidated subsidiary implemented a defined contribution pension plan and prepaid retirement benefits plan while the former qualified defined benefit pensions plan and severance lump-sum payment plan were terminated on September 30, 2004. As of March 31, 2005, the amount of retirement benefits relating to prior services incurred by each employee, which has to be allocated to each employee's accounts has not been finally determined.

One consolidated subsidiary chose to apply the transitional measure of the accounting standard (Article 47-2 of Accounting Committee Report No.13 "Practical Guidelines for Accounting for Retirements Benefits"), which permits the subsidiary to account for the exemption of pension obligations and plan assets related to the substitutional portion as of the date of obtaining approval of exemption (i.e., before the transfer of the related plan assets to the government). The subsidiary obtained approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on September 25, 2003. As a result, the subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million for the year ended March 31, 2004.

Effective October 1, 2004, the Company and certain consolidated subsidiaries established a defined contribution pension plan and prepaid retirement benefits plan, having terminated the defined benefit pension plans. Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pensions plan and severance lump-sum payment plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. For the transfer from a defined benfits plan to a defined contribution pension plan, the consolidated subsidiary applied accounting treatments specified in the guidance issued by the Accounting Standards Board of Japan and the effect of this transfer was to increase income before income taxes and minority interests by ¥208 million ($1,944 thousand) and recorded a gain on transfer of pension plans in the statement of income for the year ended March 31, 2005.

Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefits plan.

The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,420 million ($13,271 thousand) and ¥1,263 million at March 31, 2005 and 2004, respectively.

The liability for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Projected benefit obligation	**¥8,237**	¥14,511	**$76,981**
Fair value of plan assets	**(7,033)**	(10,919)	**(65,729)**
Unrecognized actuarial loss	**(517)**	(1,212)	**(4,831)**
Net liability	**¥ 687**	¥ 2,380	**$ 6,421**
Prepaid pension cost		38	
Liability for employees' retirement benefits	**¥ 687**	¥ 2,418	**$ 6,421**

The components of net periodic benefit costs for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Service cost	**¥ 762**	¥1,168	**$ 7,121**
Interest cost	**278**	306	**2,598**
Expected return on plan assets	**(183)**	(147)	**(1,710)**
Amortization of prior service cost, net of settlement charge	**620**	(550)	**5,794**
Recognized actuarial (gain) loss	**242**	(98)	**2,262**
Payments for prepaid retirement benefits plan	**150**		**1,402**
Premiums for defined contribution pension plan	**229**		**2,140**
Net periodic benefit costs	**2,098**	679	**19,607**
Gain on transfer of the substitutional portion of the governmental pension program	**(208)**	(4,026)	**(1,944)**
Gain on transfer of pension plans	**(208)**		**(1,944)**
Total	**¥1,682**	¥(3,347)	**$15,719**

Assumptions used for the years ended March 31, 2005 and 2004 were set forth as follows:

	2005	2004
Discount rate	**1.5% to 2.5%**	1.5% to 2.5%
Expected rate of return on plan assets	**1.5% to 2.0%**	1.5% to 2.0%
Amortization period of prior service cost:		
Company	**Full amount charged to income as incurred**	Full amount charged to income as incurred
One consolidated subsidiary	**10 years**	10 years
Recognition period of actuarial gain/loss:		
Company	**Full amount charged to income as incurred**	Full amount charged to income as incurred
One consolidated subsidiary	**10 years**	10 years

11. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at a general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥430,915 million ($4,027,243 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options were 67 thousand shares as of March 31, 2005.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the stock option plan for the Company's and subsidiaries' directors and key employees. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options were 343 thousand shares as of March 31, 2005.

The Company made a stock split subsequent to the date of the option grants mentioned above, and the number of shares to be issued and exercise price was adjusted based upon a certain formula, as defined.

The Company issues acquired treasury stock upon exercise of the stock options.

Pursuant to the revision of the Japanese Commercial Code, the Company revised its articles of incorporation as the Company cou d repurchase its common stock as treasury stock by resolution of the Board of Directors.

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% and 41.9% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004.

The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.6% as at March 31, 2004.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current Deferred Tax Assets:			
Provision for doubtful loans	**¥ 1,584**	¥ 7,931	**$ 14,804**
Charge-offs for doubtful loans	**12,519**	11,115	**117,000**
Tax loss carryforwards	**10,102**	5,379	**94,411**
Enterprise tax payable	**1,494**	1,522	**13,963**
Accrued bonuses	**1,724**	1,576	**16,112**
Accrued interest on loans	**3,348**	1,929	**31,290**
Other	**921**	295	**8,607**
Total	**31,692**	29,747	**296,187**
Less valuation allowance	**(869)**	(429)	**(8,121)**
Net	**30,823**	29,318	**288,066**
Current Deferred Tax Liabilities	**14**	6	**131**
Net deferred tax assets	**¥30,809**	¥29,312	**$287,935**
Non-current Deferred Tax Assets:			
Tax loss carryforwards	**¥ 2,108**	¥14,278	**$ 19,701**
Provision for doubtful loans	**669**	712	**6,252**
Depreciation and amortization	**3,153**	2,453	**29,467**
Unrealized loss on available-for-sale securities	**1,240**	86	**11,589**
Other	**2,284**	3,188	**21,346**
Total	**9,454**	20,717	**88,355**
Less valuation allowance	**(1,535)**	(2,915)	**(14,346)**
Net	**7,919**	17,802	**74,009**
Non-current Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	**3,631**	3,004	**33,934**
Other		16	
Net deferred tax assets	**¥ 4,288**	¥14,782	**$ 40,075**

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004 was as follows:

	2005	2004
Normal effective statutory tax rates	**40.6%**	41.9%
Additional taxation on undistributed income		4.9
Expenses not deductible for income taxes purposes	**1.7**	2.8
Decrease of valuation allowance	**(1.4)**	(9.7)
Other, net	**0.1**	(0.4)
Actual effective tax rates	**41.0%**	39.5%

13. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2005	**¥23,362**	**¥6,802**	**$218,336**	**$63,570**
2004	23,532	6,460		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 were as follows:

	As of March 31, 2005			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	**¥313**	**¥19,556**	**¥9**	**¥19,878**
Accumulated depreciation	**170**	**12,756**	**3**	**12,929**
Net leased property	**¥143**	**¥ 6,800**	**¥6**	**¥ 6,949**

	As of March 31, 2004			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥481	¥27,601	¥9	¥28,091
Accumulated depreciation	327	18,649	2	18,978
Net leased property	¥154	¥ 8,952	¥7	¥ 9,113

	As of March 31, 2005			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	**$2,925**	**$182,767**	**$84**	**$185,776**
Accumulated depreciation	**1,589**	**119,215**	**28**	**120,832**
Net leased property	**$1,336**	**$ 63,552**	**$56**	**$ 64,944**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥3,791**	¥4,729	**$35,430**
Due after one year	**3,109**	4,498	**29,056**
Total	**¥6,900**	¥9,227	**$64,486**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Depreciation expense	**¥6,240**	¥6,214	**$58,318**
Interest expense	**237**	207	**2,215**

The minimum rental commitments under noncancellable operating leases at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥109**	¥104	**$1,019**
Due after one year	**141**	222	**1,318**
Total	**¥250**	¥326	**$2,337**

14. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market and foreign exchange risks in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization and credit limit amount.

The Group did not disclose market value information about derivative instruments because interest rate swap and cap, and currency swap contracts which qualify for hedge accounting and meet specific matching criteria are permitted to be omitted from disclosure of market value information under Japanese GAAP.

15. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2004 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	**¥75,596**	**141,679**	**¥533.57**	**$4.99**
Effect of Dilutive Securities –				
Stock Options		**11**		
Diluted EPS				
Net income for computation	**¥75,596**	**141,690**	**¥533.53**	**$4.99**
For the year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥62,441	141,702	¥440.65	

Diluted EPS for the year ended March 31, 2004 is not disclosed because it is anti-dilutive.

16. SUBSEQUENT EVENTS

a. Stock Split

On February 21, 2005, the Board of Directors declared a three for two stock split to shareholders of record on March 31, 2005. As a result, the number of the issued and outstanding common stock increased by 47,345,000 shares effective May 23, 2005.

b. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2005 were approved at the Shareholders' General Meeting held on June 24, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.28) per share	**¥2,832**	**$26,467**
Bonuses to directors and corporate auditors	**127**	**1,187**

c. Stock option plan

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved the following stock option plan:

The plan provides for granting options to directors and key employees of Company and subsidiaries to purchase up to 400 thousand shares of the Company's common stock in the period from July 1, 2007 to June 30, 2010. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time or grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

17. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte.　　Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu	Shimbashi & Co.
DELOITTE TOUCHE TOHMATSU	SHIMBASHI & CO.
Kyoto, Japan	Osaka, Japan
June 24, 2005	June 24, 2005

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
March 31, 2005 and 2004

ASSETS	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 67,457**	¥ 60,376	**$ 630,439**
Time deposits	**78**	50	**729**
Loans (Notes 4 and 7)	**1,471,767**	1,451,638	**13,754,832**
Allowance for doubtful loans	**(81,928)**	(81,693)	**(765,682)**
Net loans	**1,389,839**	1,369,945	**12,989,150**
Inventories (Notes 5 and 7)	**169**	181	**1,579**
Prepaid expenses	**3,437**	3,688	**32,121**
Deferred tax assets (Note 9)	**8,203**	13,629	**76,664**
Other current assets (Note 7)	**34,865**	52,831	**325,841**
Total current assets	**1,504,048**	1,500,700	**14,056,523**
PROPERTY AND EQUIPMENT:			
Land	**5,613**	5,613	**52,458**
Buildings and structures	**28,040**	28,054	**262,056**
Machinery and equipment	**161**	161	**1,505**
Furniture and fixtures	**16,157**	15,024	**151,000**
Construction in progress	**209**	57	**1,953**
Total	**50,180**	48,909	**468,972**
Accumulated depreciation	**(21,685)**	(19,265)	**(202,664)**
Net property and equipment	**28,495**	29,644	**266,308**
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 6)	**19,319**	16,042	**180,551**
Investments in and advances to subsidiaries (Note 10)	**429,978**	271,952	**4,018,486**
Claims in bankruptcy (Note 4)	**25,278**	22,925	**236,243**
Allowance for advances to subsidiary and claims in bankruptcy	**(19,125)**	(18,265)	**(178,738)**
Software, net	**11,113**	10,405	**103,860**
Long-term loans (less current portion)	**1,103**	1,142	**10,308**
Lease deposits	**8,716**	8,118	**81,458**
Long-term prepayments	**3,193**	4,774	**29,841**
Deferred tax assets (Note 9)	**14**	769	**131**
Deferred losses on hedging instruments, mainly interest rate swaps	**18,971**	18,975	**177,299**
Other assets	**2,444**	2,895	**22,842**
Total investments and other assets	**501,004**	339,732	**4,682,281**
TOTAL	**¥2,033,547**	¥1,870,076	**$19,005,112**

See notes to non-consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 15,000	¥ 8,500	$ 140,187
Current portion of long-term debt (Note 7)	442,066	417,815	4,131,458
Trade notes payable	4,599	4,162	42,981
Trade accounts payable	5,653	5,349	52,832
Income taxes payable	22,545	24,661	210,701
Accrued expenses	6,952	7,067	64,972
Other current liabilities	1,470	1,252	13,738
Total current liabilities	498,285	468,806	4,656,869
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 7)	931,549	857,414	8,706,065
Liability for retirement benefits (Note 2.*g*)	1,529	2,027	14,290
Interest rate swaps	17,835	18,832	166,682
Other long-term liabilities	41	92	384
Total long-term liabilities	950,954	878,365	8,887,421
CONTINGENT LIABILITIES (Note 12)			
SHAREHOLDERS' EQUITY (Notes 8 and 14):			
Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares	83,317	83,317	778,664
Capital surplus – Additional paid-in capital	90,225	90,225	843,224
Retained earnings:			
Legal reserve	1,566	1,566	14,636
Unappropriated	406,979	345,497	3,803,542
Net unrealized gain on available-for-sale securities	5,285	4,362	49,392
Total	587,372	524,967	5,489,458
Treasury stock, at cost – 284,465 shares in 2005 and 222,866 shares in 2004	(3,064)	(2,062)	(28,636)
Total shareholders' equity	584,308	522,905	5,460,822
TOTAL	¥2,033,547	¥1,870,076	$19,005,112

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
INCOME:			
Interest on loans	¥330,529	¥326,979	$3,089,056
Interest on deposits, securities and other (Note 10)	4,325	3,961	40,421
Sales of property for sale		50	
Recovery of loans previously charged off	4,090	3,739	38,224
Gain on exemption from pension obligation of the governmental program	208		1,944
Other income	8,005	5,495	74,813
Total income	347,157	340,224	3,244,458
EXPENSES:			
Interest on borrowings	29,835	31,187	278,832
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	97,385	109,221	910,140
Salaries and other employees' benefits	28,478	28,651	266,150
Advertising expenses	14,979	13,697	139,991
Rental expenses	14,016	13,926	130,991
Commissions and fees	11,967	10,833	111,841
Supplies	1,028	1,859	9,607
Depreciation and amortization	6,752	4,874	63,103
Provision for employees' retirement benefits	1,369	11	12,794
Provision for retirement benefits to directors and corporate auditors	76	121	710
Other expenses	28,506	27,883	266,411
Total expenses	234,391	242,263	2,190,570
INCOME BEFORE INCOME TAXES	112,766	97,961	1,053,888
INCOME TAXES (Note 9):			
Current	39,914	44,918	373,028
Deferred	5,551	(43)	51,879
Total income taxes	45,465	44,875	424,907
NET INCOME	¥ 67,301	¥ 53,086	$ 628,981

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.q and 13):			
Basic net income	¥474.13	¥373.88	$4.43
Diluted net income	474.09		4.43
Cash dividends applicable to the year	60.00	60.00	0.56

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation
Years Ended March 31, 2005 and 2004

	Thousands	Millions of Yen					
			Capital Surplus	Retained Earnings			
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2003	94,690	¥83,317	¥90,225	¥1,566	¥298,177	¥ (398)	¥(2,053)
Net income					53,086		
Cash dividends paid, ¥60 per share					(5,668)		
Bonuses to directors and corporate auditors					(98)		
Net unrealized gain on available-for-sale securities						4,760	
Net increase in treasury stock *(1,228 shares)*							(9)
BALANCE AT MARCH 31, 2004	94,690	¥83,317	¥90,225	¥1,566	¥345,497	¥4,362	¥(2,062)
Net income					67,301		
Cash dividends paid, ¥60 per share					(5,670)		
Bonuses to directors and corporate auditors					(107)		
Net loss on disposal of treasury stock					(42)		
Net unrealized gain on available-for-sale securities						923	
Net increase in treasury stock *(61,599 shares)*							(1,002)
BALANCE AT MARCH 31, 2005	**94,690**	**¥83,317**	**¥90,225**	**¥1,566**	**¥406,979**	**¥5,285**	**¥(3,064)**

	Thousands of U.S. Dollars (Note 3)					
		Capital Surplus	Retained Earnings			
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2004	$778,664	$843, 224	$14,636	$3,228,944	$40,766	$(19,271)
Net income				628,981		
Cash dividends paid, $0.56 per share				(52,991)		
Bonuses to directors and corporate auditors				(1,000)		
Net loss on disposal of treasury stock				(392)		
Net unrealized gain on available-for-sale securities					8,626	
Net increase in treasury stock (61,599 shares)						(9,365)
BALANCE AT MARCH 31, 2005	**$778,664**	**$843, 224**	**$14,636**	**$3,803,542**	**$49,392**	**$(28,636)**

See notes to non-consolidated financial statements.

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2004 financial statements to conform to the classifications used in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Non-Consolidation – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. Cash Equivalents – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the cate of acquisition.

c. Inventories – Inventories include property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property and equipment.

d. Marketable and Investment Securities – Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. Property and Equipment – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment and from 3 to 20 years for furniture and fixtures.

f. Software – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for Retirement Benefits – The Company had contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment were, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination was involuntary, employees were usually entitled to larger payments than in the case of voluntary termination.

The Company accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. On September 25, 2003, the Company obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare.

The Company applied for the transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labor and Welfare on September 30, 2004.

The Company thereafter transferred the substitutional portion of the pension obligations and related assets to the government on March 16, 2005. The Company recognized a gain on exemption from pension obligation of governmental program in the amount of ¥208 million ($1,944 thousand) for the year ended March 31, 2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, effective October 1, 2004, the Company implemented a defined contribution pension plan and prepaid retirement benefits plan while the former qualified defined benefit pensions plan and severance lump-sum payment plan were terminated on September 30, 2004. As of March 31, 2005, the amount of retirement benefits relating to prior services incurred by each employee, which has to be allocated to each employee's accounts has not been finally determined. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,210 million ($11,308 thousand) and ¥1,221 million for the years ended March 31, 2005 and 2004, respectively.

h. Allowances for Doubtful Loans – The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

j. Income Taxes – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

l. Foreign Currency Transactions – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income.

m. Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

n. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

o. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

p. Derivatives and Hedging Activities – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps and caps, and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expense or income.

q. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

r. New Accounting Pronouncements – In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards on April 1, 2005 and is currently in the process of assessing the effect of their adoption.

3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2005 and 2004 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Unsecured	**¥1,093,663**	¥1,081,058	**$10,221,150**
Secured	**345,180**	342,637	**3,225,981**
Small business loans	**32,924**	27,943	**307,701**
Total	**¥1,471,767**	¥1,451,638	**$13,754,832**

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Loans in legal bankruptcy	**¥ 28,145**	¥ 26,108	**$ 263,037**
Nonaccrual loans	**48,221**	42,141	**450,664**
Accruing loans contractually past due three months or more as to principal or interest payments	**12,101**	12,376	**113,093**
Restructured loans	**40,196**	37,260	**375,664**
Total	**¥128,663**	¥117,885	**$1,202,458**

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2005 and 2004, the Company had the balances related to revolving loan contracts of ¥1,365,871 million ($12,765,150 thousand) and ¥1,083,951 million, respectively, whereby a commitment is set up for each loan customer, and the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2004, the balances of unadvanced commitments were ¥549,903 million ($5,139,280 thousand) and ¥535,216 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Property for sale	**¥169**	¥181	**$1,579**

6. MARKETABLE AND INVESTMENT SECURITIES

Disclosure of cost and fair value of marketable and investment securities at March 31, 2005 and 2004 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Loans from banks, 0.70% to 0.74% (0.80% to 1.05% at March 31, 2004)	**¥10,000**	¥6,500	**$ 93,458**
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2004)	**5,000**	2,000	**46,729**
Total	**¥15,000**	¥8,500	**$140,187**

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans from banks, 0.58% to 3.20%, due serially to 2010 (0.69% to 4.20%, due serially to 2008 at March 31, 2004)	¥ 530,924	¥ 446,258	$ 4,961,907
Loans from other financial institutions, 1.45% to 3.35%, due serially to 2010 (1.45% to 4.00%, due serially to 2008 at March 31, 2004)	199,789	194,767	1,867,187
Syndicated Loans, 0.79% to 1.94%, due serially to 2011 (0.89% to 1.87%, due serially to 2009 at March 31, 2004)	94,304	87,603	881,346
Unsecured 2.00% to 2.53% yen straight bonds, due 2004		90,000	
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (0.80% to 2.00%, at March 31, 2004)	80,000	80,000	747,664
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2004)	78,500	78,500	733,645
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2004)	43,000	43,000	401,869
Unsecured 0.54% to 2.48% yen straight bonds, due 2008 (1.07% to 2.48% at March 31, 2004)	51,000	50,000	476,636
Unsecured 1.01% to 3.28% yen straight bonds, due 2009 (1.98% to 3.28% at March 31, 2004)	58,000	28,000	542,056
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2004)	30,000	30,000	280,374
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000		186,916
Unsecured 1.20% yen straight bonds, due 2012	10,000		93,458
Unsecured 1.74% yen straight bonds, due 2013 (1.74% at March 31, 2004)	10,000	10,000	93,458
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2005, 1.80% at March 31, 2004)	12,500	12,500	116,822
Unsecured 4.45% U.S. dollar straight bonds, due 2010	52,890		494,299
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	37,383
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	9,346
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	28,037
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	140,187
Other (principally from leasing and factoring companies), 0.79% to 1.90%, due serially to 2010 (0.85% to 2.30%, at March 31, 2004)	79,708	101,601	744,933
Total	1,373,615	1,275,229	12,837,523
Less current portion	(442,066)	(417,815)	(4,131,458)
Long-term debt, less current portion	¥ 931,549	¥ 857,414	$ 8,706,065

Annual maturities of long-term debt at March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 442,066	$ 4,131,458
2007	363,282	3,395,159
2008	233,164	2,179,103
2009	111,237	1,039,598
2010	146,642	1,370,485
2011 and thereafter	77,224	721,720
Total	¥1,373,615	$12,837,523

At March 31, 2005, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥712,805	$6,661,729
Inventories	113	1,056
Total	¥712,918	$6,662,785
Related liabilities –		
Long-term debt (including current portion of long-term debt)	¥473,070	$4,421,215

The above table includes loans related to securitized loans of ¥344,039 million ($3,215,318 thousand), and related liabilities (long-term debt including current portion) of ¥134,266 million ($1,254,822 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2005, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥109,885	$1,026,963

At March 31, 2005, other current assets amounting to ¥4,456 million ($41,645 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's syndicated loans are subject to repayment if the Company fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified ratios of liabilities to tangible net worth and to equity, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2005, the Company was in compliance with all of these covenants.

8. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at a general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥430,915 million ($4,027,243 thousand) as of March 31, 2005, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the option was 67 thousand shares as of March 31, 2005.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the stock option plan for the Company's and subsidiaries' directors and key employees. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the option was 343 thousand shares as of March 31, 2005.

The Company made a stock split subsequent to the date of the option grants mentioned above, and the number of shares to be issued and exercise price is adjusted based upon a certain formula, as defined.

The Company issues acquired treasury stock upon exercise of the stock options. Pursuant to the revision of the Japanese Commercial Code, the Company revised its articles of incorporation as the Company could repurchase its common stock as treasury stock by resolution of the Board of Directors.

9. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% and 41.9% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.6% as at March 31, 2004.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current Deferred Tax Assets:			
Provision for doubtful loans		¥ 6,732	
Enterprise tax payable	**¥1,288**	1,409	**$12,038**
Charge-offs for doubtful loans	**3,668**	2,518	**34,280**
Accrued interest on loans	**2,163**	1,881	**20,215**
Accrued bonuses	**968**	973	**9,047**
Other	**116**	116	**1,084**
Current deferred tax assets	**¥8,203**	¥13,629	**$76,664**
Non-current Deferred Tax Assets:			
Provision for doubtful loans	**¥ 550**	¥ 648	**$ 5,140**
Depreciation and amortization	**1,636**	1,606	**15,290**
Provision for retirement benefits to directors and corporate auditors	**491**	495	**4,589**
Other	**946**	999	**8,841**
Non-current deferred tax assets	**3,623**	3,748	**33,860**
Non-current Deferred Tax Liabilities–			
Unrealized gain on available-for-sale securities	**3,609**	2,979	**33,729**
Net non-current deferred tax assets	**¥ 14**	¥ 769	**$ 131**

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2004 and the actual effective tax rate reflected in the accompanying non-consolidated statements of income was as follows:

	2004
Normal effective statutory tax rates	41.9%
Increase in tax rate resulting from:	
Additional taxation on undistributed income	5.3
Other, net	(1.4)
Actual effective tax rates	45.8%

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statement of income for the year ended March 31, 2005 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

10. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2005 and 2004 and transactions of the Company with subsidiaries for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Advances to subsidiaries	**¥298,224**	¥157,087	**$2,787,140**
Interest income	**4,076**	3,821	**38,093**

11. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2005	**¥14,016**	**¥ 2,565**	**$130,991**	**$ 23,972**
2004	13,926	3,986		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 were as follows:

	As of March 31, 2005		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	**¥163**	**¥6,188**	**¥6,351**
Accumulated depreciation	**80**	**5,118**	**5,198**
Net leased property	**¥ 83**	**¥1,070**	**¥1,153**

	As of March 31, 2004		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	¥259	¥17,642	¥17,901
Accumulated depreciation	206	14,132	14,338
Net leased property	¥ 53	¥ 3,510	¥ 3,563

	As of March 31, 2005		
	Thousands of U.S. Dollars		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	**$1,523**	**$57,832**	**$59,355**
Accumulated depreciation	**747**	**47,832**	**48,579**
Net leased property	**$ 776**	**$10,000**	**$10,776**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 916**	¥2,499	**$ 8,561**
Due after one year	**268**	1,102	**2,505**
Total	**¥1,184**	¥3,601	**$11,066**

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Depreciation expense	**¥2,455**	¥3,820	**$22,944**
Interest expense	**50**	104	**467**

12. CONTINGENT LIABILITIES

At March 31, 2005, contingent liabilities were ¥43,180 million ($403,551 thousand) of guarantees and similar items of bank loans.

13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2004 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	**¥67,175**	**141,680**	**¥474.13**	**$4.43**
Effect of Dilutive Securities				
Stock Options		**11**		
Diluted EPS				
Net income for computation	**¥67,175**	**141,691**	**¥474.09**	**$4.43**
For the year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥52,980	141,702	¥373.88	

Diluted EPS for the year ended March 31, 2004 is not disclosed because it is anti-dilutive.

14. SUBSEQUENT EVENTS

a. Stock Split

On February 21, 2005, the Board of Directors declared a three for two stock split to shareholders of record on March 31, 2005. As a result, the number of the issued and outstanding common stock increased by 47,345,000 shares effective May 23, 2005.

b. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2005 were approved at the Shareholders' General Meeting held on June 24, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.28) per share	**¥2,832**	**$26,467**
Bonuses to directors and corporate auditors	**127**	**1,187**

c. Stock option plan

The following stock option plan was approved at the Shareholders' General Meeting held on June 24, 2005:

The plan provices for granting options to directors and key employees of Company and subsidiaries to purchase up to 400 thousand shares of the Company's common stock in the period from July 1, 2007 to June 30, 2010. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time or grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

Deloitte.   Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2005 and 2004, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2005 and 2004, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 24, 2005

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 24, 2005

Companies	URL (Japanese only)		Business Classification	Equity Position (%)
AIFUL CORPORATION	http://www.aiful.co.jp http://www.ir-aiful.com		Unsecured loans / Home equity loans / Small business loans / Loan guarantees	–
LIFE Co., Ltd.	http://www.lifecard.co.jp	 カードの切り方が 人生だ。	Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.88
BUSINEXT CORPORATION	http://www.businext.co.jp		Small business loans (Middle risk) / Home equity loans	60.00
City's Corporation Includes shares owned indirectly through City's holding company City Green Corporation	http://www.citys.co.jp		Small business loans (High risk) / Home equity loans	100.00
TRYTO CORPORATION	http://365157.jp		Unsecured loans (High risk) / Home equity loans	100.00
Wide Corporation	http://www.wide-net.co.jp		Unsecured loans (High risk)	100.00
TCM. Co. Ltd.	http://www.pockeclub.com		Unsecured loans (High risk)	100.00
Passkey Co., Ltd.	http://www.passkey.co.jp	 パスキー	Unsecured loans (High risk) / Home equity loans	100.00
AsTry Loan Services Corporation	http://www.astry-s.co.jp		Debt collection (Servicer)	86.00
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp		Venture capital	100.00
Marutoh KK	http://www.marutoh.com	 株式会社マルトー	Real estate business	100.00

CORPORATE PROFILE

Corporate Name:	AIFUL CORPORATION
Address of Head Office:	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Date of Establishment:	April 1967
Common Stock:	¥83,317 million
Number of Employees:	Non Consolidated: 3,184 Consolidated: 6,510

SHAREHOLDERS INFORMATION

Number of Shares of Common Stock:

Authorized:	373,500,000 shares
Issued and Outstanding:	142,035,000 shares
Number of Shareholders:	4,381
Independent Auditors:	Deloitte Touche Tohmatsu Shimbashi & Co.
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co., Ltd.

STOCK LISTING

Tokyo Stock Exchange:	The First Section
Osaka Securities Exchange:	The First Section
Securities Code:	8515

FOR FURTHER INFORMATION AND ADDITIONAL COPIES OF THIS ANNUAL REPORT, PLEASE CONTACT

Investor Relations Section
Tokyo Office 8th-Floor Toho-Hibiya Bldg. (Hibiya Chanter), 1-2-2 Yurakucho, Chiyoda-ku, Tokyo 100-0006 Japan
Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109
E-mail: ir@aiful.co.jp

TRANSITION OF A STOCK PRICE AND VOLUME OF TRADING (April 1, 2002–March 31, 2005)


(Yen)
15,000
12,500
10,000
7,500
5,000
2,500
0
(Thousands of shares)
15,000
10,000
5,000
0
02/4 5 6 7 8 9 10 11 12 03/1 2 3 4 5 6 7 8 9 10 11 12 04/1 2 3 4 5 6 7 8 9 10 11 12 05/1 2 3

Note: On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to provisions of Article 218 of the Japanese Commercial Code.

INVESTOR RELATIONS WEBSITE

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.



http: //www.ir-aiful.com/english/index.html

AIFUL CORPORATION

http://www.ir-aiful.com

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